SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Empresa Nacional de Electricidad S.A.

Santa Rosa 76

Santiago, Chile

NOTICE OF EXTRAORDINARY SHAREHOLDERS’ MEETING

To be held on December 18, 2015

To the Holders of American Depositary Shares of Empresa Nacional de Electricidad S.A. (“ADS Holders”):

NOTICE IS HEREBY GIVEN that an Extraordinary Shareholders’ Meeting, including any adjournments or postponements thereof (the “Meeting”), of Empresa Nacional de Electricidad S.A., a publicly-held limited liability stock company organized under the laws of the Republic of Chile (the “Company”), will be held on December 18, 2015 at 10:00 A.M., local time, at Espacio Riesco, Avenida El Salto 5000, Huechuraba, Santiago, Chile. The purpose of the Meeting is to address the following issues:

1.	Provide shareholders with information on the proposed corporate reorganization (the “Reorganization”), which consists of (i) the spin-offs by the Company (“Spin-Off”), creating Endesa Américas S.A. (“Endesa Américas”); of Enersis S.A. (“Enersis”) and Chilectra S.A. (“Chilectra”), in order to separate the generation and distribution businesses in Chile from their businesses outside of Chile and (ii) the subsequent merger of the companies that will own the non-Chilean businesses.

2.	Provide shareholders with supporting information that underlies the proposed Reorganization and that is relevant in accordance with the provisions of Official Letter No. 15,452 issued on July 20, 2015 by the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”), which information was made available to the shareholders on November 5, 2015, consisting of:

(i)	The Company’s consolidated financial statements as of and for the nine-months ended September 30, 2015, audited in accordance with Chilean auditing standards, which shall be used for the Spin-Off by the Company.

(ii)	Report of the Company’s Board of Directors on the absence of significant changes to the assets, liabilities or shareholders’ equity that have occurred after September 30, 2015.

(iii)	Description of principal assets and liabilities assigned to Endesa Américas.

(iv)	Pro forma combined statements of financial position as of October 1, 2015 of the Company and Endesa Américas, with attestation reports by the respective external auditors of the Company and Endesa Américas, which contemplate, among other things, the allocation of the assets, liabilities and shareholders’ equity of the Company between the Company and Endesa Américas.

(v)	Presentation prepared by the financial advisor appointed by the Company’s Board of Directors, Deutsche Bank Securities Inc., solely for the purposes of assisting the Company’s Board of Directors in its consideration of the Reorganization.

(vi)	Report of the Chilean independent expert appointed by the Company’s Board of Directors, Mr. Colin Becker, including the estimated values of the entities to be merged (the “Merger”), and the estimates regarding the applicable share exchange ratios in the Merger, within the context of the Reorganization.

(vii)	Report of the Chilean financial advisor appointed by Company’s Directors’ Committee, Asesorias Tyndall Limitada, with respect to its findings regarding the Reorganization.

(viii)	Report of the Company’s Directors’ Committee, with its findings regarding the Reorganization.

(ix)	Document describing the Reorganization and its terms and conditions.

(x)	Determination of the number of Endesa Américas shares to be received by the Company’s shareholders.

(xi)	Presentation of the Company’s Board of Directors regarding the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger, which shall be effected pursuant to applicable law.

(xii)	Resolutions adopted by the Company’s Board of Directors approving the transactions contemplated by the Reorganization subject to certain conditions.

(xiii)	Drafts of the by-laws (estatutos) of the Company and Endesa Américas subsequent to the Spin-Off.

3.

Approve, in accordance with the terms of Title IX of the Chilean Companies Act, Law No. 18,046 and paragraph 1 of Title IX under the Chilean Companies Act Regulations, and subject to the conditions precedent described in No. 4 below, the proposed demerger of the Company into two companies in connection with the Spin-Off. The new company, Endesa Américas S.A. will be a publicly held limited liability stock corporation, which will be governed by Title XII under D.L. 3500, and will be assigned the equity interests, assets and associated liabilities of the Company’s businesses outside of Chile. The Company will distribute to its shareholders shares of Endesa Américas in proportion to their share ownership in the Company (1:1 ratio). Following the Spin-Off, the Company will retain the electricity generation businesses currently being developed in Chile, including assets, equity interest and liabilities associated with them, as well as all other assets and liabilities not expressly assigned to Endesa Américas in the Spin-Off.

4.	Approve that the Spin-Off shall be subject to the condition precedent that the shareholders of Enersis and Chilectra have approved the spin-offs of Enersis Chile and Chilectra Américas, respectively, and minutes of the shareholders’ meetings reflecting such approvals have been duly recorded as a public deed and the extracts of such minutes have been duly registered and published pursuant to Chilean law. Additionally, pursuant to Articles 5 and 148 of the Chilean Companies Act Regulations, approve that the Spin-Off shall be effective as of the first calendar day of the month following the month in which the “Public Deed on Fulfillment of the Conditions for the Spin-Off by Endesa Chile” described in No. 5 below is granted, notwithstanding timely compliance with all of the registration and publication formalities in the relevant Commerce Registry and Diario Oficial of the excerpt of the public deed of the extraordinary shareholders’ meeting of the Company approving the Spin-Off and the creation of Endesa Américas.

5.	Authorize the Board of Directors of the Company to grant the necessary powers-of-attorney to execute one or more documents necessary or convenient to certify compliance with the conditions precedent to which the Spin-Off is subject; certify the assets subject to registration that are assigned to Endesa Américas; certify any other representations that are considered necessary for these purposes; and grant a public deed, within 10 calendar days of the date on which the last of the conditions to which the Spin-Off is subject is satisfied, representing that the conditions precedent to which the Spin-Off is subject have been satisfied. Such public deed shall be named the “Public Deed on Fulfillment of the Conditions for the Spin-Off by Endesa Chile,” and shall be registered in the corporate record books of the Company and Endesa Américas.

6.	Approve the reduction of authorized capital of the Company in connection with the Spin-Off and the allocation of the corporate assets of the Company between the Company and Endesa Américas.

7.	Approve the amended and restated by-laws of the Company, which will incorporate the Spin-Off, the resulting capital reduction and other items related to the Spin-Off.

8.	Elect an interim Board of Directors of Endesa Américas and determine its compensation, which members will serve until the first ordinary shareholders’ meeting of Endesa Américas expected to be held in April 2016.

9.	Approve the by-laws of Endesa Américas, which will be substantially the same as the amended and restated by-laws of the Company with certain exceptions.

10.	Approve the number of shares of Endesa Américas that the Company’s shareholders will receive in connection with the Spin-Off.

11.	Inform shareholders of the estimated terms of the Merger.

12.	Appoint the external auditors for Endesa Américas.

13.	Appoint the accounts inspectors, and deputy accounts inspectors, for Endesa Américas.

14.	Inform shareholders about the agreements with related parties (included in Title XVI of Chilean Companies Act, Law No. 18,046) regarding transactions, entered into during the time elapsed since the Company’s last shareholders’ meeting held on April 27, 2015.

15.	Provide shareholders with information regarding authorizations granted to KPMG Auditores Consultores Ltda., external auditors of the Company, to deliver documents and reports related to external audit services provided to the Company, to the U.S. Public Company Accounting Oversight Board (PCAOB).

16.	Instruct the Board of Directors of Endesa Américas to apply for the registration of Endesa Américas and its shares with the SVS and the U.S. Securities and Exchange Commission and the Chilean and U.S. stock exchanges on which its shares are to be traded.

17.	Instruct the Board of Directors of Endesa Américas to approve the powers-of-attorneys of Endesa Américas.

The shareholders of the Company will also vote on all agreements necessary to carry out the Spin-Off, on the terms and conditions that the shareholders of the Company ultimately approve at the Meeting, and will grant powers deemed necessary for effecting the Spin-Off.

The foregoing proposals do not prevent the Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different as long as the matter is included in the agenda.

ADS Holders may obtain a copy of relevant documentation that explains and supports the Spin-Off at the Company’s headquarters, located in Santa Rosa 76, 15th Floor, Santiago, Chile, commencing fifteen days prior to the Meeting. The information will also be made available on the Company’s website: www.endesa.cl.

Citibank N.A., as depositary (the “Depositary”), has fixed the close of business on November 20, 2015, as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting. Accordingly, only ADS Holders of our American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of record at the close of business on that date will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

The deadline for returning your Voting Instructions to the Depositary is 10:00 A.M. E.S.T. on December 15, 2015.

Your vote is important. Please sign, date and return your Voting Instructions as soon as possible to make sure that your shares are represented at the Meeting.

By Order of the Board of Directors,

Valter Moro

Chief Executive Officer

November 20, 2015

v

INFORMATION FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 18, 2015

(this “Statement”)

This Statement and the accompanying Notice and Voting Instructions are furnished in connection with the solicitation by the Board of Directors of Empresa Nacional de Electricidad S.A. (the “Company”) of instructions for the voting of shares of common stock underlying American Depositary Shares (“ADSs”) of the Company at the Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 18, 2015, at 10:00 A.M., local time, at Espacio Riesco, Avenida El Salto 5000, Huechuraba, Santiago, Chile and at any adjournment or postponement thereof.

This Statement and the accompanying Notice and Voting Instructions are first being mailed or delivered to holders of American Depositary Receipts (“ADRs”) evidencing ADSs (“ADS Holders”) on or about November 25, 2015.

THIS STATEMENT AND SOLICITATION OF VOTING INSTRUCTIONS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES DESCRIBED HEREIN, IN ANY JURISDICTION, INCLUDING THE UNITED STATES, IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

SOLICITATION OF VOTING INSTRUCTIONS

Voting Instructions that are properly completed, signed and received by Citibank N.A., as depositary (the “Depositary”), prior to 10:00 A.M. E.S.T. on December 15, 2015 (the “Voting Instructions Deadline”) will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Depositary as more fully described in the Voting Instructions. Your voting instructions may be revoked at any time before they are exercised, by submitting to the Depositary written notice of revocation, submitting properly executed Voting Instructions dated as of a later date or by withdrawing the shares underlying the ADSs and attending the Meeting and voting in person.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor all of the proposals proposed by the Board of Directors.

If no voting instructions are received by the Depositary from an ADS Holder on or before the Voting Instructions Deadline, such ADS Holder shall be deemed, and the Depositary shall deem such ADS Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board of the Company or to a person designated by him, to vote the shares underlying the ADSs on any matters at the Meeting, and the Depositary will give such a discretionary proxy, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by the ADS Holders or (iii) such matter materially and adversely affects the rights of ADS Holders.

The Depositary has fixed the close of business on November 20, 2015 as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting (the “ADS Record Date”). Accordingly, only ADS Holders of record, at the close of business on the ADS Record Date, of our ADRs evidencing ADSs representing shares of common stock will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

As of the ADS Record Date for the Meeting, there were 8,201,754,580 shares of common stock outstanding and entitled to vote at the Meeting. Each share of common stock is entitled to one vote. As of November 18, 2015, the most recent date for which information is reasonably available, there were 326,986,950 shares of common stock represented by ADSs. Each ADS represents 30 shares of common stock of the Company.

As of November 18, 2015: (i) Enersis S.A., a publicly-held limited liability stock company organized under the laws of the Republic of Chile, owned 60.0% of the common stock of the Company, (ii) Administradoras de Fondos de Pensiones, Chilean private pension funds, owned 15.0% of the Company’s common stock in the aggregate; (iii) Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 16.5% of the Company’s common stock; (iv) ADS Holders owned 4.0% of the Company’s common stock; and (v) the remaining 4.6% of the Company’s common stock was owned by 15,928 minority shareholders.

Approval of the Spin-Off proposal as well as the proposed amendments to the Company’s by-laws (estatutos) presented by the Board of Directors for the consideration and vote of shareholders at the Meeting require the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of all other proposals presented by the Board of Directors for the consideration and vote of shareholders at the Meeting requires the affirmative vote of at least a majority of the outstanding common stock of the Company. See “The Meeting—Votes Required.”

In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Meeting.

If you have any questions regarding the matters to be voted on at the Meeting after reading this Statement, please contact the Investor Relations team for the Company, at (+562) 2353-4682, e-mail ir.endesacl@enel.com, or the Information Agent, Georgeson S.A., at 1-800-903-2897 (Stockholders from the U.S. and Canada Call Toll-Free), and at 1-39-06-421-71-777 / Telefax at 1-39-06-452-39-163 (Stockholders from Other Countries).

APPENDICES

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document the Company files at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document the Company files at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about the Company, including its SEC filings, is also available on the Company’s website at www.endesa.cl. Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Statement.

The Company is “incorporating by reference” in this Statement specified documents that it files with the SEC, which means:

•	incorporated documents are considered part of this Statement;

•	the Company is disclosing important information to you by referring you to those documents; and

•	information contained in documents that the Company files in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this Statement (any information so updated or superseded will not constitute a part of this Statement, except as so updated or superseded).

The Company incorporates by reference in this Statement the documents listed below and any documents that it files with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Statement:

•	The Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”); and

•	The Company’s Reports on Form 6-K furnished on November 6, 2015; and on November 12, 2015 (with respect to the agenda for the Meeting).

Except as otherwise provided above, the Company is not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Empresa Nacional de Electricidad S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, (+562) 2353-4682.

In accordance with Chilean laws and regulations, documents, reports and other information relating to the Reorganization have been made publicly available to the shareholders of the Company on the Company’s website at www.endesa.cl under the heading “Corporate Reorganization.” Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Statement.

FORWARD-LOOKING STATEMENTS

This Statement contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act. These statements appear throughout this Statement and include statements regarding the Company’s intent, belief or current expectations, including but not limited to any statements concerning:

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which the Company or its subsidiaries and associated companies (including Endesa Américas) operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Statement regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the following:

•	the proposed Spin-Off may affect the Company’s stock price;

•	there may not be a liquid market for the shares of Endesa Américas;

•	the historical performance of the non-Chilean businesses of the Company may not be representative of Endesa Américas’ performance as a separate company;

•	Endesa Américas will be a new company that has never operated independently of the Company;

•	Endesa Américas may face difficulty in financing its operations and capital expenditures following the Spin-Off, which could have an adverse impact on its business and results;

•	the Merger may not be consummated; and

•	the factors discussed in the 2014 Form 20-F under the heading “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. The Company’s independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that the Company may issue in the future. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Statement to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SUMMARY

The Company

The Company’s principal businesses involve electricity generation, directly or through other companies, in Chile, Argentina, Colombia and Peru. The Company also has unconsolidated equity investments in companies engaged primarily in the electricity generation, transmission and distribution businesses in Brazil. The Company is a publicly held limited liability stock company organized under the laws of the Republic of Chile and Enersis S.A. (“Enersis”) owns 60.0% of the Company For more information regarding the Company and its operations, see “Item 4. Information on the Company” in the 2014 Form 20-F, which is incorporated herein by reference.

The Reorganization

The Board of Directors proposes a transaction that consists of the reorganization (the “Reorganization”) of certain companies ultimately controlled by Enel S.p.A., an Italian electricity and generation company (“Enel”), which beneficially owns 60.6% of the Enersis. The Reorganization is intended to separate the Company’s electricity generation businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru as shown in the chart below.

Current Structure

ENEL SpA
100%
Enel Iberoamérica
60.6%
Enersis
99.1%
60.0%
Chilectra
Endesa Chile
CHILE
ARG
BR
COL
PERU

Proposed Structure

ENEL SpA
100%
Enel Iberoamérica
60.6%
>50.0%
Enersis Chile
Enersis Américas
99.1%
60.0%
Chilectra Chile
Endesa Chile
ARG
BR
COL
PE

The Spin-Offs

First, as shown in the chart below, the Company will conduct a “división” or “demerger” under Chilean corporate law to separate the Company into two companies. The new company, Endesa Américas S.A. (“Endesa Américas”) will be established as a separate company and will be assigned the equity interests, assets and associated liabilities of the Company’s businesses outside of Chile (the “Separation”). Upon the completion of the Separation, Endesa Américas will register the shares of Endesa Américas with the Securities Registry of the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”) and the SEC under applicable U.S. federal securities laws, and subject to the receipt of necessary authorizations, the completion of legal formalities and the satisfaction of the conditions precedent, the Company will distribute to its shareholders shares of Endesa Américas in proportion to their share ownership in the Company based on a ratio of one share of Endesa Américas for each outstanding share of the Company (the “Distribution,” and together with the Separation, the “Spin-Off”). Following the Separation, the Company will hold the Chilean businesses and assets of the Company (“Endesa Chile”).

In addition to the Spin-Off, Chilectra S.A., a Chilean electricity distribution company and subsidiary of Enersis S.A. (“Chilectra”), will also conduct a “división” or “demerger” and spin-off to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that will hold the non-Chilean businesses and assets, comprised exclusively of Chilectra’s ownership interests in shares of companies domiciled outside of Chile (the “Chilectra Spin-Off” and together with the Spin-Off, the “Endesa/Chilectra Spin-Offs”). In connection with the Chilectra Spin-Off, Chilectra Américas will register the shares of Chilectra Américas with the Securities Registry of the SVS and Chilectra will continue to hold the Chilean businesses and assets of Chilectra (“Chilectra Chile”).

Enersis S.A. (“Enersis”), as the 60.0% owner of the Company and the 99.1% owner of Chilectra, will own 60.0% of Endesa Américas and 99.1% of Chilectra Américas as a result of the Endesa/Chilectra Spin-Offs and the minority shareholders of the Company and Chilectra will own their respective percentage interests in Endesa Américas and Chilectra Américas, respectively. The shares of Endesa Américas and Chilectra Américas will be listed and traded on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange (collectively, the “Chilean Stock Exchanges”) and the American Depositary Receipts (“ADRs”) of Endesa Américas will be listed and traded on the New York Stock Exchange (“NYSE”).

Second, following the Endesa/Chilectra Spin-Offs, Enersis will also conduct a “división” or “demerger” and spin-off to its shareholders pro rata the shares of a new Chilean company, Enersis Chile S.A. (“Enersis Chile”) that will be assigned the Chilean businesses and assets, including the equity interests in each of Endesa Chile and Chilectra Chile after giving effect to the Endesa/Chilectra Spin-Offs (the “Enersis Spin-Off”). Upon the effectiveness of the Enersis Spin-Off, Enersis will change its name to Enersis Américas S.A. (“Enersis Américas”). Enersis Chile will register the shares of Enersis Chile with the Securities Registry of the SVS and the SEC under applicable U.S. federal securities laws in connection with the Enersis Spin-Off.

Enel will beneficially own 60.6% of Enersis Chile as a result of the Enersis Spin-Off and the minority shareholders of Enersis will own their respective percentage interest in Enersis Chile. The shares of Enersis Chile will be listed and traded on the Chilean Stock Exchanges and the ADRs of Enersis Chile will be listed and traded on the NYSE.

Enel SpA
100%
Enel Iberoamérica
60.6%
60.6%
Enersis Chile
Enersis Américas
99.1%
60.0%
99.1%
60.0%
Chilectra Chile
Endesa Chile
Chilectra Américas
Endesa Américas
Dist. and Gen. International

Each of the Spin-Off and the Chilectra Spin-Off is conditioned on the approval by the Enersis’ shareholders of the Enersis Spin-Off, and the Spin-Off is conditioned on the approval by the shareholders of Chilectra of the Chilectra Spin-Off. See “The Spin-Off—The Background and Description of the Spin-Off—Conditions Precedent.”

Prior to the effectiveness of the Spin-Off and the Enersis Spin-Off, as the case may be, the Company and Enersis will distribute to their respective shareholders an information statement with respect to the Spin-Off and the Enersis Spin-Off containing the information included in the registration statements filed with the SEC. The information statements are expected to be distributed in the first quarter of 2016, after Endesa Américas and Enersis Chile have completed the registration process with the SEC.

The Merger

Following the completion of the Endesa/Chilectra Spin-Offs and the Enersis Spin-Off described above, each of Enersis Américas, Endesa Américas and Chilectra Américas (then holding the non-Chilean assets of their respective businesses), and subject to approval by shareholders holding at least two-thirds of the outstanding shares of the relevant companies, intend to merge together (the “Merger”), with Enersis Américas continuing as the surviving company under the name Enersis Américas S.A. (the “Surviving Company”). Following completion of the Merger, the Surviving Company will continue to have its shares publicly traded and listed in Chile on the Chilean Stock Exchanges and its ADRs traded on the NYSE. In the Merger, the shares of Endesa Américas and Chilectra Américas will be converted into shares of the Surviving Company and Endesa Américas and Chilectra Américas shares will cease trading on the Chilean Stock Exchanges and Endesa Américas ADRs will cease to trade on the NYSE. Following the Merger, Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of the Surviving Company and the former minority shareholders of Enersis Américas, Endesa Américas and Chilectra Américas will own the minority interest in the Surviving Company.

In connection with the Merger, each of Enersis Américas, Endesa Américas and Chilectra Américas will hold an extraordinary shareholders’ meeting to approve the Merger. Prior to such extraordinary shareholders’ meetings, Enersis Américas will register the shares of the Surviving Company to be issued in the Merger with the SEC under the Securities Act. In connection with their respective extraordinary shareholders’ meetings to approve the Merger, which are expected to be held in mid-2016, Enersis Américas will distribute to the shareholders of each of Enersis Américas, Endesa Américas and, if necessary, Chilectra Américas a proxy statement/prospectus containing information about the Merger and the Surviving Company.

The shareholders of the Company are not being asked to vote on the Merger at this time; there will be a separate extraordinary shareholders’ meeting to vote on the Merger at the appropriate time. The consummation of the Spin-Off, the Chilectra Spin-Off and the Enersis Spin-Off are not conditioned on shareholder approval of the Merger.

The Matters to be Voted Upon

At the Meeting, the Board of Directors of the Company will present the following proposals to the shareholders of the Company for their consideration and vote. At present, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before an extraordinary shareholders’ meeting.

The Spin-Off

The shareholders of the Company will vote to approve the Spin-Off, subject to the approval by the respective shareholders of Enersis and Chilectra of the Enersis Spin-Off and the Chilectra Spin-Off and other conditions of the Spin-Off by the Company approved by shareholders at the Meeting. See “The Spin-Off—The Background and Description of the Spin-Off—Conditions Precedent.” Enersis will own 60.0% of Endesa Américas as a result of the Spin-Off and the minority shareholders of the Company will own their respective percentage interest in Endesa Américas, based on the spin-off ratio of one share of Endesa Américas for each outstanding share of the Company.

The shareholders will also vote to authorize the Board of Directors of the Company to grant powers-of-attorney to execute necessary documents to certify compliance with the condition precedent to the Spin-Off, the assignment of the non-Chilean businesses and assets to Endesa Américas in the demerger, and certain representations that are considered necessary and to grant a public deed regarding satisfaction of the conditions precedent to the Spin-Off.

Reduction of the Company’s Capital

In connection with the Spin-Off, the Company’s shareholders will vote to approve the reduction of authorized capital of the Company in connection with the Spin-Off and the allocation of the corporate assets of the Company between the Company and Endesa Américas.

Amendments to the Company’s By-Laws

In connection with the Spin-Off, the Company’s shareholders will vote to approve amendments to the Company’s by-laws, effective with the effectiveness of the Separation, to reflect changes to the Company’s name, business purposes and authorized capital following the Separation as described in further detail under “Amendment of By-Laws (Estatutos) of the Company.”

Certain Endesa Américas Corporate Governance Matters

In connection with the Spin-Off, the Company’s shareholders will vote to approve, effective with the effectiveness of the Separation, that Endesa Américas voluntarily subject itself to the provisions in Article 50 bis of the Chilean Companies Act with respect to the election of independent directors and the creation of an independent Directors’ Committee.

Interim Board of Directors of Endesa Américas

In connection with the Spin-Off, the Company’s shareholders will vote at the Meeting to elect nine directors who will serve as the interim Board of Directors of Endesa Américas until the first ordinary shareholders’ meeting of Endesa Américas expected to be held in April 2016. The identities of the director nominees to be voted upon at the Meeting will be made available to the shareholders of the Company 10 days prior to the Meeting, in the case of independent director nominees, and at or prior to the Meeting, in the case of non-independent director nominees.

By-Laws of Endesa Américas

In connection with the Spin-Off, the Company’s shareholders will vote to approve the by-laws of Endesa Américas, which will be substantially the same as the by-laws of the Company, after giving effect to the amendments to the Company’s by-laws described under “Amendment of By-Laws (Estatutos) of the Company,” except as described in further detail under “By-Laws (Estatutos) of Endesa Américas.”

Endesa Américas Shares to be Distributed

In connection with the Spin-Off, the Company’s shareholders will vote to approve the number of shares of Endesa Américas that shareholders of the Company will receive in the Spin-Off based on the spin-off ratio of one share of Endesa Américas for each outstanding share of the Company.

Appointment of Independent External Auditors for Endesa Américas

In connection with the Spin-Off, the Company’s shareholders will vote to approve the appointment of KPMG Auditores Consultores Ltda. as the independent external auditor for Endesa Américas.

Appointment of Accounts Inspectors and Deputy Accounts Inspectors for Endesa Américas

In connection with the Spin-Off, the Company’s shareholders will vote to approve the appointment of Mr. Rolf Heller Ihle and Mr. Manuel Onetto Fuore as accounts inspectors for Endesa Américas, and Ms. Marcela Araya Nogara and Mr. Ignacio Rodríguez Llona, as deputy accounts inspectors for Endesa Américas.

Other Informational Matters

At the Meeting, the Board of Directors will present certain additional information on the following matters to shareholders. These matters are reported for informational purposes only and are not subject to a vote by shareholders.

•	Information Required by the Administrative Rules of the Chilean Companies Act, Law 18,046, the SVS General Rule No. 30, of 1989, and Official Letter No. 15,452. In accordance with the Chilean regulation and the Ordinary Official Letter No. 15,452 dated July 20, 2015 issued by the SVS (“Official Letter No. 15,452”), the Company is making publicly available to shareholders the following information relating to the Reorganization, English translations of which are either attached as Appendices to this Statement or made available on the Company’s website:

•	The consolidated financial statements of the Company as of and for the nine-months ended September 30, 2015 audited in accordance with Chilean auditing standards;

•	The statement of the Company’s Board of Directors on the absence of significant changes to the assets, liabilities or shareholders’ equity of the Company since September 30, 2015;

•	A description of principal assets and liabilities to be assigned to Endesa Américas in the Separation;

•	Pro forma combined statements of financial position as of October 1, 2015 of Endesa Chile and Endesa Américas, with attestation reports by the respective external auditors of Endesa Chile and Endesa Américas, which contemplate, among other things, the allocation of the assets, liabilities and shareholders’ equity of the Company between Endesa Chile and Endesa Américas in the Separation;

•	The report of Mr. Colin Becker, the Chilean independent expert appointed by the Board of Directors of the Company to conduct an independent expert appraisal of the estimated values of the parties to the Merger and the applicable share exchange ratios in the Merger, within the context of the Reorganization (see “Report of Chilean Independent Expert Appointed by the Board”);

•	The report of Asesorias Tyndall Limitada, the Chilean financial advisor appointed by the Company’s Directors’ Committee, regarding the Reorganization;

•	The report of the Directors’ Committee of the Company regarding the Reorganization;

•	The presentation of the Board of Directors of the Company regarding the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger;

•	A description of the Reorganization and its terms and conditions;

•	The determination of the number of shares of Endesa Américas that the shareholders of the Company will receive;

•	Resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by the Reorganization subject to certain conditions; and

•	Other informational documents related to the Reorganization, including the presentation prepared by Deutsche Bank Securities Inc., the financial advisor appointed by the Board of Directors of the Company, solely for the purposes of assisting the Company’s Board of Directors in its consideration of the Reorganization.

•	The Merger. In accordance with Official Letter No. 15,452, the Board of Directors is required to present to shareholders certain information regarding the proposed terms of the Merger as set forth above. However, approval of the Merger will be the subject of a separate extraordinary shareholders’ meeting, and such approval is not a condition precedent to the Spin-Off.

•	Related Party Transactions. Pursuant to Chilean law, the Board of Directors is required to present to shareholders information regarding certain transactions involving potential conflicts of interest in which members of the Board of Directors or principal executive officers have an interest, that have been approved by the Board in the period between the last shareholders’ meeting held on April 27, 2015 and the Meeting.

THE MEETING

The Meeting will take place on December 18, 2015 at 10:00 A.M., local time, at Espacio Riesco, Avenida El Salto 5000, Huechuraba, Santiago, Chile.

Quorum

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. Enersis, which owns 60.0% of the Company’s common stock, can establish a quorum at the Meeting without the attendance of any other shareholder. Additionally, upon the written request of the Company, the Depositary will represent all shares of the Company’s common stock underlying ADSs at any shareholders’ meeting for the sole purpose of establishing quorum at such meeting.

Votes Required

Approval of the Spin-Off proposal under “The Spin-Off” and the proposal to amend the Company’s by-laws as described under “Amendments to the By-Laws (Estatutos) of the Company” presented by the Board of Directors for the consideration and vote of shareholders at the Meeting require the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of all other proposals presented by the Board of Directors for the consideration and vote of shareholders at the Meeting requires the affirmative vote of at least a majority of the outstanding common stock of the Company. Enersis currently owns 60.0% of the Company’s outstanding common stock, and will be entitled to vote its shares of common stock on all matters at the Meeting, and intends to vote its shares in favor of each of the proposals. As a result, all proposals, other than the Spin-Off proposal and the proposal to amend the Company’s by-laws, will be approved without need for any additional votes of minority shareholders of the Company.

How to Vote

Under the Amended and Restated Deposit Agreement, dated as of September 30, 2010, among the Company, the Depositary and all ADS Holders from time to time thereunder (the “Deposit Agreement”), ADS Holders have the right to instruct the Depositary how to vote their shares at the Meeting. For more information regarding the Deposit Agreement, see “Item 10. Additional Information” in the 2014 Form 20-F, which is incorporated herein by reference.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of the proposals proposed by the Board of Directors.

The Depositary has set November 20, 2015, as the ADS Record Date. Accordingly, only ADS Holders as of the ADS Record Date are entitled to instruct the Depositary how to vote at the Meeting. Upon the timely receipt of voting instructions from an ADS Holder entitled to instruct the Depositary how to vote at the Meeting as explained in the attached Voting Instructions, the Depositary will, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the by-laws of the Company and the provisions of the common stock of the Company, vote, or cause Banco Santander-Chile, as Custodian, to vote the shares underlying the ADS Holder’s ADSs in accordance with such voting instructions. Additionally, ADS Holders may withdraw the shares underlying the ADSs and attend and vote at the Meeting in person. If you do not attend the Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person’s sole discretion, unless (i) the Chairman of the Board directs the Depositary not to give such a proxy, (ii) substantial opposition exists by the ADS Holders or (iii) the matters to be voted on materially and adversely affect the rights of ADS Holders.

THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE MANNERS LISTED ABOVE MAY HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY’S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES, DEPENDING ON WHETHER OR NOT CERTAIN CONDITIONS EXIST.

Under the Chilean Companies Act, in connection with shareholder approvals of certain matters at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the Company and may compel the Company to repurchase their shares (derecho a retiro), subject to the fulfillment of certain terms and conditions. The proposed Spin-Off is not a matter which would give rise to withdrawal rights.

THE SPIN-OFF

Background and Description of the Spin-Off

Overview

The Spin-Off will establish Endesa Américas as a new Chilean corporation, independent of the Company. Endesa Américas will be a holding company that will hold the non-Chilean electricity generation business and assets formerly held by the Company. Neither Endesa Chile nor Endesa Américas will own any capital stock of the other following the Spin-Off. The relationships between the two companies will be limited to:

•	Agreements relating to the implementation of the Spin-Off; and

•	Intercompany agreements for staff and support services, among others.

Endesa Chile and Endesa Américas may also have certain intercompany financial arrangements with Enersis Chile, Enersis Américas, Chilectra Chile and Chilectra Américas following the Spin-Off, the Chilectra Spin-Off and the Enersis Spin-Off. See “—Intercompany Arrangements.”

Establishing two separate, publicly traded companies through the Spin-Off is expected to create a more efficient and focused structure that maximizes value creation for both Endesa Chile and Endesa Américas, which benefits include:

•	Better alignment of interests;

•	Elimination of potential conflicts of interest and redundancies, resulting in a more agile and efficient decision-making process, allowing the companies to better tailor business strategies; and

•	Reduction of cross shareholdings, by reducing minority interest, and improvement of visibility, which is expected to increase the cash flow retention due to lower leakage.

Description of the Spin-Off

The Spin-Off will be implemented using a procedure under Chilean corporate law called división or “demerger.” In a división, an existing company is divided, creating a new company to which specified assets and liabilities are assigned. The shares of the new company are issued to the shareholders of the existing company, pro rata in proportion to their share ownership in the existing company.

The Spin-Off will be presented to the shareholders of the Company for approval at the extraordinary shareholders’ meeting. Upon approval of the Spin-Off, holders of the Company’s common stock (“Company Shares”) will have the right to receive one share of common stock of Endesa Américas (“Endesa Américas Shares”) for each Company Share. See “—Description of Distribution—Distribution of Endesa Américas Shares.”

Following the approval of the Spin-Off by the shareholders of the Company at the extraordinary shareholders’ meeting (the date of such approval, the “Approval Date”), subject to the receipt of necessary authorizations, the completion of legal formalities and the satisfaction of the conditions precedent, the following actions will occur:

•	Endesa Américas will be established as a separate company, with a fully independent legal existence and full capacity to own and dispose of its assets. Its initial interim Board of Directors will be elected at the Meeting to serve until the first annual ordinary shareholders’ meeting of Endesa Américas expected to be held in April 2016.

•	Specified assets and liabilities of the Company relating to its non-Chilean businesses, including the shares of specified subsidiaries and jointly controlled entities, will be transferred to Endesa Américas. All of the non-Chilean businesses to be conveyed to Endesa Américas are conducted by separate operating entities, and the continuity of existence of those entities will be undisturbed by the Separation.

•	Certain agreements to accomplish the separation of the Company’s business in the Spin-Off and to provide for ongoing relationships between Endesa Chile and Endesa Américas will take effect. See “—Intercompany Arrangements.”

Based on the unaudited pro forma condensed combined statements of financial position prepared in connection with the Separation, the Company will convey to Endesa Américas, and Endesa Américas will be formed with, assets amounting to Ch$ 3,892,030 million, liabilities amounting to Ch$ 1,847,254 million and stockholders’ equity of Ch$ 2,044,776 million. These figures will be adjusted to reflect amounts as of the effective date of the Separation.

Promptly following the Approval Date, the shareholders’ resolution approving the Spin-Off from the Meeting will be notarized and registered with the Chilean Commerce Registry (Registro de Comercio del Conservador de Bienes Raíces de Santiago) and a notice of the Separation will be published in the Diario Oficial.

The Board of Directors of the Company must grant the necessary powers-of-attorney to execute one or more documents necessary or convenient to certify compliance with the conditions precedent to which the Spin-Off is subject, certify that the assets subject to registration are assigned to Endesa Américas, and grant the Public Deed certifying the satisfaction of the conditions precedent for the Spin-Off (the “Public Deed”) within 10 calendar days of the satisfaction of all of the conditions precedent. The Separation will be fully effective as of the first calendar day of the month following the date on which the Public Deed is granted. However, until the registration of the Endesa Américas Shares with the SVS and the SEC described below under “—Description of Distribution—Distribution of Endesa Américas Shares” is completed, Endesa Américas Shares will not be delivered or traded separately.

Conditions Precedent

In addition to the receipt of shareholder approval at the Meeting and the completion of legal formalities, the effectiveness of the Separation is subject to the following conditions precedent:

•	Shareholders of Chilectra must have approved the spin-off of Chilectra Américas at an extraordinary shareholders’ meeting of Chilectra, the minutes of such meeting must have been duly recorded as a public deed and the extracts of such minutes must have been duly registered and published pursuant to Chilean law; and

•	Shareholders of Enersis must have approved the spin-off of Enersis Chile at an extraordinary shareholders’ meeting of Enersis, the minutes of such meeting must have been duly recorded as a public deed and the extracts of such minutes must have been duly registered and published pursuant to Chilean law.

As described above, the Public Deed must be executed within 10 calendar days of the satisfaction of all of the conditions precedent.

Share Capital and Capital Structure of Endesa Américas

Immediately after the effectiveness of the Spin-Off the share capital of Endesa Américas will be Ch$ 778,936,764,259. The Company and Endesa Américas will initially have the same shareholders, and they will continue to be controlled by the same group of shareholders.

Shareholder Approval

On November 5, 2015, the Board of Directors of the Company determined that the Reorganization, including the Spin-Off and the Merger, is in the best interest of the Company, subject to the satisfaction of certain conditions established by certain members of the Board of Directors. On November 10, 2015, the Board of Directors of the Company resolved to summon an extraordinary shareholders’ meeting to approve the Spin-Off to be held on December 18, 2015.

At the Meeting, the shareholders of the Company will vote to approve the Spin-Off, which includes the Separation establishing Endesa Américas and allocating certain assets and liabilities of the Company relating to its non-Chilean businesses to Endesa Américas. The approval of the Spin-Off requires the affirmative vote of holders of two-thirds of the Company’s outstanding common stock. Enersis owns 60.0% of the Company’s common stock and intends to vote all of its shares in favor of the Spin-Off at the extraordinary shareholders’ meeting.

Costs Associated with the Spin-Off

The Company will assume the notary fees, duties and other costs incurred in connection with the Spin-Off, except for those fees, duties and other costs that by their nature are incurred by any subsidiary of the Company, which shall be assumed by that entity.

Third Party Approvals and Consents

With respect to any obligation of the Company that will be assigned to Endesa Américas, consent of the relevant creditor may be required in order for Endesa Américas to succeed to the rights and obligations of the Company. In these cases, failure to obtain consent from the creditor may require that the Company remain liable for such obligation of Endesa Américas. Endesa Américas will agree to indemnify the Company against liabilities of this kind.

Description of Distribution

Distribution of Endesa Américas Shares

Once the Separation is effective, Endesa Américas will apply to register the Endesa Américas Shares in the Securities Registry of the SVS and to list the Endesa Américas Shares for trading on the Chilean Stock Exchanges. Once the SVS has authorized the registration of the shares, the Endesa Américas Shares will be distributed to their legal holders. Distribution of shares that are not deposited with the Chilean Central Securities Depositary (DCV Registros, S.A., Depósito Central de Valores, or the “DCV”), the clearing system for securities traded on the Chilean Stock Exchanges, will be made against the presentation of the Company Share certificates. For shares deposited with the DCV, distribution will generally be made by book-entry annotation in the shareholder list maintained by the DCV, by which holders of outstanding Company Shares will receive one Endesa Américas Share for each Company Share.

Holders of Company Shares as of a specified record date, referred to as the Share Record Date, will receive Endesa Américas Shares on the “Share Distribution Date.” The Company will advise shareholders at a later time of the Share Record Date and the Share Distribution Date. The Share Distribution Date will not occur until the registration of Endesa Américas Shares under Chilean and U.S. securities laws is effective. The Company cannot be certain when this will occur, but the Company expects it will be during the first quarter of 2016.

Following the Separation but prior to the Share Distribution Date, there will be no separate certificates for Endesa Américas Shares, and the right to receive Endesa Américas Shares will trade and be transferred together with Company Shares. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Company Shares or Endesa Américas Shares separately.

After the Spin-Off has become effective, distribution to shareholders of the Company will take place on the Share Distribution Date in the following manner:

•	Each holder of Company Shares will receive one Endesa Américas Share for each Company Share held; and

•	Holders of Company Shares will continue to own the same number of Company Shares.

Beginning on the Share Distribution Date, the Company expects that:

•	Endesa Américas Shares will commence trading on the Chilean Stock Exchanges;

•	Company Shares will trade on the Chilean Stock Exchanges separately from Endesa Américas Shares; and

•	Shareholders will be able to trade Company Shares and Endesa Américas Shares separately.

Distribution of Endesa Américas ADSs

In connection with the Spin-Off, Endesa Américas will file a registration statement (the “Spin-Off Registration Statement”) with the SEC to register the Endesa Américas Shares under the Exchange Act. As of the date of this Statement, the Spin-Off Registration Statement has not yet been filed with the SEC. After the Spin-Off Registration Statement is filed, it will be subject to review and comment by the SEC and amendment before it is declared effective by the SEC.

Upon the completion of the Spin-Off, each American Depositary Share (“ADS”) of the Company (“Company ADS”) will represent, in addition to 30 Company Shares, the right to receive 30 Endesa Américas Shares. Endesa Américas will arrange with a U.S. depositary bank to issue ADSs of Endesa Américas (“Endesa Américas ADSs”), each representing 30 Endesa Américas Shares. Applications will be made to list the Endesa Américas ADSs on the NYSE.

On a date, referred to as the “ADS Distribution Date,” as promptly as practicable after the Share Distribution Date, each record holder of Company ADSs as of a specified date, referred to as the “ADS Record Date,” will receive one Endesa Américas ADS for each Company ADS.

Endesa Américas ADSs will be issued and distributed to each record holder of Company ADSs at the close of business (New York time) on the ADS Record Date. The Company expects that the Depositary of the Company ADSs will announce the ADS Record Date and the ADS Distribution Date on or about the same date on which the Company announces the Share Record Date and the Share Distribution Date, although no assurances can be given that such an announcement will be made by such date.

Persons holding Company ADSs through the facilities of The Depository Trust Company, or DTC, will receive the distribution of Endesa Américas ADSs by book entry only, through the facilities of DTC. Persons holding Company ADSs directly will receive the distribution of Endesa Américas ADSs in the form of certificated American Depositary Receipts, representing Endesa Américas ADSs. These ADRs will be sent to direct holders of Company ADSs on or as soon as practicable after the ADS Distribution Date. Persons holding Company ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the Endesa Américas ADSs.

Beginning on the ADS Distribution Date, the Company expects that:

•	Endesa Américas ADSs will commence trading on the NYSE;

•	Company ADSs will trade on the NYSE separately from the Endesa Américas ADSs; and

•	ADS holders will be able to trade Company ADSs and Endesa Américas ADSs separately.

Intercompany Arrangements

Immediately after the Spin-Off, Endesa Chile will not own any Endesa Américas Shares or Endesa Américas ADSs and Endesa Américas will not own any Company Shares or Company ADSs. Under Chilean law, Endesa Chile will remain jointly and severally liable for the obligations of the Company assumed by Endesa Américas pursuant to the Spin-Off. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Endesa Chile of such liability and approving the Spin-Off.

Following the Spin-Off, there will be a variety of contractual relationships between Endesa Chile and Endesa Américas, both to accomplish the Spin-Off and to provide for ongoing relationships. These will be fully described in the Spin-Off Registration Statement. They fall into two broad categories:

Arrangements Related to the Approval of the Spin-Off. The separation of the two companies and the transfer of certain assets and liabilities of the Company to Endesa Américas will be effected by the action of the shareholders of the Company at the Meeting.

Intercompany Services. Endesa Chile and Endesa Américas will enter into intercompany agreements under which Endesa Chile will provide a variety of services to Endesa Américas. These services will include certain legal, financial, accounting, investor relations, data processing and other corporate support and administrative services. They will generally be provided at cost plus a specified percentage.

In addition, following the Spin-Off, the Chilectra Spin-Off and the Enersis Spin-Off, Endesa Chile and Endesa Américas may also have certain intercompany financial arrangements with Enersis Chile, Enersis Américas, Chilectra Chile and Chilectra Américas.

Risk Factors Relating to the Spin-Off

Certain risks relating to the Spin-Off are described below. You should carefully consider and evaluate them before you submit your vote.

The proposed Spin-Off may affect the Company’s stock price and there may not be a liquid market for the shares and ADSs of Endesa Chile after the Spin-Off.

Immediately following the Spin-Off, substantially all of the Company’s operations will be conducted in Chile, which could increase the business risk profile, be perceived to limit the diversification of the Company’s businesses and its growth potential and thus could cause the market price of the shares and ADSs of the continuing company, Endesa Chile, to decline. In addition, it is possible that the future trading of the shares and ADSs of Endesa Chile will be less liquid than those of the Company before the Spin-Off, and the combined market values of the shares of Endesa Chile and Endesa Américas may be less than, equal to or greater than the market value of Company Shares before the Spin-Off.

There may not be a liquid market for the shares of Endesa Américas.

There is currently no public market for the Endesa Américas Shares. It is expected that the Endesa Américas Shares will be listed on the Chilean Stock Exchanges and the Endesa Américas ADSs will be listed on the NYSE after the effectiveness of the Spin-Off. There can be no assurance as to the liquidity of any markets that may develop for the Endesa Américas Shares or Endesa Américas ADSs or the price at which the Endesa Américas Shares or Endesa Américas ADSs may trade. Also, the liquidity and the market for the Endesa Américas Shares or Endesa Américas ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in Endesa Américas’ liquidity, financial condition, creditworthiness, results and profitability and uncertainty with respect to the consummation of the Merger. As a result, the initial trading prices of Endesa Américas Shares and Endesa Américas ADSs may not be indicative of future trading prices. In addition, trading of Endesa Américas Shares and Endesa Américas ADSs, in the aggregate, may be significantly less liquid than trading of the Company Shares and Company ADSs before the Spin-Off.

The historical performance of the Company’s non-Chilean businesses may not be representative of Endesa Américas’ performance as a separate company.

Endesa Américas’ combined financial statements will be based on the historical results of operations and historical bases of the assets and liabilities of the former non-Chilean businesses of the Company. Endesa Américas’ historical performance might have been different if it had been a separate, consolidated entity during the periods presented. The pro forma financial information included in this Statement is not necessarily indicative of what Endesa Américas’ results of operations, financial position and cash flows will be in the future. There may be changes that will occur in Endesa Américas’ cost structure, funding and operations as a result of its separation from the Company, including increased costs associated with reduced economies of scale, and increased costs associated with being a stand-alone publicly traded company.

Endesa Américas may face difficulty in financing its operations and capital expenditures following the Spin-Off, which could have an adverse impact on its business and results.

Endesa Américas may need to incur debt or issue additional equity in order to fund working capital and capital expenditures or to make acquisitions and other investments following the Spin-Off. There can be no assurance that debt or equity financing will be available to Endesa Américas on acceptable terms, if at all. As a result of the Spin-Off, it may also become more expensive for Endesa Américas to raise funds through the issuance of debt than it was prior to the consummation of the Spin-Off. If Endesa Américas is not able to obtain sufficient financing on attractive terms, it could have a material adverse effect on its business and results of operations.

The Spin-Off may not be completed if certain required conditions, many of which are outside of the Company’s control, are not satisfied.

Completion of the Spin-Off is subject to conditions, including, but not limited to, (i) satisfaction of the conditions precedent as described in “The Spin-Off—The Background and Description of the Spin-Off—Conditions Precedent,” (ii) the receipt of certain regulatory approvals, and (iii) the absence of any order or injunction prohibiting the consummation of the Spin-Off.

Despite its best efforts, the Company may not be able to satisfy or receive in a timely fashion the various conditions precedent and obtain the necessary approvals, and such failure or delay in completing the Spin-Off may cause uncertainty or other negative consequences that may materially and adversely affect the Company’s performance, financial condition, results of operations, price per share of the Company’s common stock.

The Spin-Off and the Reorganization may be subject to judicial or administrative injunctions.

Shareholders of Enersis and the Company, AFP Hábitat and AFP Capital, brought action in the Santiago Court of Appeals in order to block the Reorganization and the matter is pending resolution. It is possible that additional actions may be brought by shareholders, bondholders, regulators or others seeking to enjoin the Spin-Off or the Reorganization. Any litigation may delay the Spin-Off and the Reorganization, distract management, divert resources, result in negative publicity or otherwise negatively affect the Spin-Off and the Reorganization.

Endesa Américas and Endesa Chile will need to rely on intercompany arrangements with each other and other affiliates.

Substantially all of the Company’s personnel will be assigned to Endesa Chile in connection with the Spin-Off, and Endesa Chile following the Spin-Off, will provide Endesa Américas with certain legal, financial, accounting, investor relations and other corporate support and administrative services. Furthermore, Endesa Américas and Endesa Chile may also need to rely on certain intercompany financial arrangements with affiliates such as Enersis Chile, Enersis Américas, Chilectra Chile and Chilectra Américas. Therefore, if the Merger does not occur and Endesa Américas does not develop its own administrative infrastructure or achieve full autonomy for some of these services or develop alternative financial arrangements, there could be a material adverse effect on its business.

The businesses and the shares and ADSs of Endesa Chile and Endesa Américas may be adversely impacted if the Merger is not consummated.

The failure to consummate the Merger following the Spin-Off will require both Endesa Chile and Endesa Américas to operate as separate standalone companies, which may result in significant discounts to the valuation of the shares and ADSs of both Endesa Chile and Endesa Américas. The business and the shares and ADSs of Endesa Américas may be especially vulnerable due to, among other things, uncertainty with respect to its future and because it has never operated independently of the Company.

Purposes and Benefits of the Spin-Off

Under Chilean corporate law, the Company must provide shareholders and the SVS detailed information about the purposes and expected benefits of the Reorganization, including the Spin-Off, as well as the terms and conditions thereof, which the Board of Directors of the Company took into consideration in recommending the Spin-Off to shareholders for approval.

On November 5, 2015, the Board of Directors of the Company made public a presentation on the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger. The presentation indicated that the benefits of the Reorganization mainly involve the reduction of inefficiencies, optimization of means and resources, creation of a more efficient structure with improved visibility and a reduced discount holding structure, decreases in costs and increases in quantified efficiencies.

An English translation of the full text of the presentation on the purposes and expected benefits of the Reorganization is attached as Appendix A to this Statement and is incorporated herein by reference. The presentation on the purposes and expected benefits of the Reorganization is also available on the Company’s website at www.endesa.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Description of the Assets and Liabilities to be Assigned to Endesa Américas

Under Chilean corporate law, the Company must provide to shareholders and the SVS a description of the assets and liabilities of the Company to be assigned to Endesa Américas in the Spin-Off.

An English translation of the full text of the description of the assets and liabilities to be assigned to Endesa Américas is attached as Appendix B to this Statement and is incorporated herein by reference. The description of the assets and liabilities to be assigned to Endesa Américas is also available on the Company’s website at www.endesa.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Audited Historical Financial Information of the Company

Under Chilean corporate law, the Company must provide shareholders and the SVS financial statements used for the Separation, which may not be older than 90 days from the date of the Meeting. The Company has provided consolidated audited financial statements of the Company as of and for the nine-months ended September 30, 2015, which were audited under the Chilean audit standards (the “Audited September 30, 2015 Financial Statements”).

In addition, under Chilean corporate law, the Company must provide shareholders and the SVS a report of the Board of Directors of the Company on significant changes to the assets, liabilities or shareholders’ equity, if any, that have occurred subsequent to the closing date of the Company’s consolidated statements of financial position as of September 30, 2015. If there are no such changes, the Board must expressly make a statement to that effect.

The Board of Directors of the Company has certified that no significant changes to the assets, liabilities or shareholders’ equity have occurred subsequent to the closing date of the Company’s consolidated statements of financial position as of September 30, 2015 (the “Board Statement on Absence of Significant Changes”).

The Audited September 30, 2015 Financial Statements and the Board Statement On Absence of Significant Changes (both as originally furnished to the Company in Spanish, and translated into English for the convenience of investors) are available on the Company’s website at www.endesa.cl and are incorporated herein by reference.

The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translations).

Unaudited Pro Forma Condensed Combined Statements of Financial Position

Under Chilean corporate law, the Company must provide shareholders and the SVS pro forma statements of financial position that reflect the allocation of the assets, liabilities and equity of the Company to Endesa Américas in the Spin-Off, including pro forma combined statements of financial position for Endesa Chile and Endesa Américas as of the day following the date of the Audited September 30, 2015 Financial Statements. The Company has provided pro forma condensed combined statements of financial position of Endesa Chile and Endesa Américas as of October 1, 2015 (the “Unaudited Pro Forma Condensed Combined Statements of Financial Position”).

An English translation of the full text of the Unaudited Pro Forma Condensed Combined Statements of Financial Position is attached as Appendix C to this Statement and is incorporated herein by reference. The Unaudited Pro Forma Condensed Combined Statements of Financial Position are also available on the Company’s website at www.endesa.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Board Resolution

On November 5, 2015, the Board of Directors of the Company adopted resolutions regarding the Reorganization (the “Board Resolution”). The Board Resolution memorializes the conclusion by the Board of Directors of the Company that the Reorganization is in the best interest of the Company, subject to the satisfaction of certain conditions established by certain members of the Board of Directors. See “Board Resolution” and Appendix D for additional details.

Directors’ Committee Report

On November 4, 2015, the Directors’ Committee of the Company, an independent committee of the Company’s Board of Directors comprised of Messrs. Enrique Cibié Bluth, Jorge Atton Palma and Felipe Lamarca Claro (the “Directors’ Committee”), issued a report to the Board of Directors with its conclusions regarding the Reorganization in accordance with Official Letter No. 15,452 (the “Directors’ Committee Report”). See “Directors’ Committee Report” and Appendix E for additional details.

Estimated Timeline

The following is an estimated timeline of significant dates for implementation of the Spin-Off (dates are subject to change):

April 28, 2015	The Company’s Board of Directors authorized analysis of the Reorganization.

July 20, 2015	The SVS issued Official Letter No. 15,452 in response to a confidential submission made by the Company with respect to certain aspects of the Reorganization transaction under Chilean law.

October 30, 2015	The Company’s Board of Directors and Directors’ Committee received the report of Colin Becker, as the Chilean independent expert.

November 2, 2015	The Company’s Board of Directors and Directors’ Committee received the report of Asesorias Tyndall Limitada, as Chilean financial advisor to the Directors’ Committee.

November 2, 2015	The Company’s Board of Directors received the written presentation prepared by Deutsche Bank Securities Inc., as financial advisor to the Board of Directors.

November 4, 2015	The Company’s Directors’ Committee issued the Directors’ Committee Report.

November 5, 2015	The Company’s Board of Directors determined that the Reorganization, including the Spin-Off and the Merger, is in the best interest of the Company, subject to the satisfaction of certain conditions.

November 10, 2015	The Company’s Board of Directors summoned an extraordinary shareholders’ meeting to approve the Spin-Off and other matters to be voted upon.

December 18, 2015	Extraordinary shareholders’ meeting to approve the Spin-Off and other matters to be voted upon.

December 2015	Assuming a favorable vote at the Meeting, the Company files the Spin-Off Registration Statement with the SEC.

February 1, 2016	Separation effective.

February 2016	Spin-Off Registration Statement declared effective by the SEC.

February 2016	Registration of Endesa Américas Shares with the SVS, the Chilean Stock Exchanges and NYSE.

February 2016	Spin-Off effective; distribution of Endesa Américas Shares and Endesa Américas ADSs to the Company’s shareholders and ADS holders.

AMENDMENT OF THE BY-LAWS (ESTATUTOS) OF THE COMPANY

The Board of Directors of the Company has approved, subject to the approval of the Spin-Off by shareholders of the Company, amendments to the by-laws of the Company effective as of the effectiveness of the Spin-Off, as follows:

•	To amend Article Five to reflect the reduced authorized capital of the Company as a result of the Spin-Off to Ch$ 552,777,320,871 divided into 8,201,754,580 common and nominative shares, with the number and series of shares remaining unchanged;

•	Amend Article Six to correct the regulations referenced therein;

•	To add new Article Fifty to confirm that the Company will continue to be subject to Resolution No. 667 issued by the Honorable Comisión Resolutiva (the former antitrust authority) dated October 30, 2002, provided that the restrictions under such resolution will not apply to the Company with respect to the spin-off of Endesa Américas; and

•	To add transitory articles that specifically apply to the Company in connection with the Spin-Off.

The Board of Directors will also produce an amended and restated version of the Company’s by-laws reflecting the amendments approved by shareholders at the Meeting and any other amendments to such by-laws since the last amended and restated version was produced. The Board of Directors is presenting such amendments and the production of such amended and restated version of the Company’s by-laws for the consideration and vote of shareholders.

An English translation of the full text of the amended and restated version of the Company’s by-laws is attached as Appendix F to this Statement and is incorporated herein by reference. The amended and restated version of the Company’s by-laws is also available on the Company’s website at www.endesa.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

BY-LAWS (ESTATUTOS) OF ENDESA AMÉRICAS

In connection with the approval of the Spin-Off, the Company’s shareholders will vote to approve the by-laws of Endesa Américas, which will be substantially the same as the amended and restated by-laws of the Company, except as follows:

•	Article Five will provide that the authorized capital of Endesa Américas will be Ch$ 778,936,764,259 divided into 8,201,754,580 registered ordinary shares, all of the same series and with no par value;

•	Article Forty-Two will not be included given that it refers to a regulation that has been repealed;

•	New Article Fifty will state that Endesa Américas will be subject to Resolution No. 667 issued by the Honorable Comisión Resolutiva (the former antitrust authority) dated October 30, 2002, provided that: (i) the restrictions under such resolution shall not apply to Endesa Américas with respect to Endesa Chile; and (ii) Endesa Américas may merge with Enersis Américas and Chilectra Américas on the basis that neither the parties to the Merger nor the company resulting from the Merger will participate in any way in the relevant markets within the Republic of Chile; and

•	Other transitory articles that specifically apply to Endesa Américas in connection with the Spin-Off.

An English translation of the full text of the proposed by-laws of Endesa Américas is attached as Appendix G to this Statement and is incorporated herein by reference. The proposed by-laws of Endesa Américas will also be available on the Company’s website at www.endesa.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

INTERIM BOARD OF DIRECTORS

The Board of Directors of Endesa Américas will initially consist of nine members who will be elected for an interim term by the Company’s shareholders at the Meeting to hold office until the first ordinary shareholders’ meeting of Endesa Américas expected to be held in April 2016 (the “2016 OSM”). The identities of the director nominees to be voted upon at the Meeting will be made available to shareholders of the Company 10 days prior to the Meeting, in the case of independent director nominees, and at or prior to the Meeting, in the case of non-independent director nominees.

At the 2016 OSM, the entire Board of Directors consisting of nine members will be elected to a three-year term. Following the end of their term, they may be re-elected or replaced. If a vacancy occurs in the interim, the Board of Directors of Endesa Américas will elect a temporary director to fill the vacancy until the next ordinary shareholders’ meeting, at which the entire of Board of Directors will be elected to new three-year terms.

THE MERGER

The Merger will involve the merger of Endesa Américas, Enersis Américas and Chilectra Américas (then holding substantially all of the non-Chilean assets of the Company, Enersis and Chilectra, respectively), with Enersis Américas continuing as the Surviving Company. The Merger is intended to create a company that is headquartered in Chile, but whose subsidiaries and affiliates operate in other Latin American countries with a streamlined corporate structure. The Merger is expected to occur by the third quarter of 2016, subject to the completion of the Spin-Off, the Chilectra Spin-Off and the Enersis Spin-Off and approval by shareholders holding at least two-thirds of the outstanding shares of the relevant companies.

In the Merger, Endesa Américas Shares and the shares of Chilectra Américas will be converted into shares of the Surviving Company, which will be registered with the SVS. Endesa Américas ADSs will be converted into ADSs of the Surviving Company. Shares and ADSs of Enersis Américas will not be changed in the Merger. In addition, a registration statement on Form F-4 registering the shares of the Surviving Company will be filed with the SEC in connection with the Merger. Following the Merger, the shares and ADRs of the Surviving Company will be listed and traded on the Chilean Stock Exchanges and the NYSE, respectively. Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of the Surviving Company and the former minority shareholders of the Company, Endesa Américas and Chilectra Américas will own the minority interest in the Surviving Company.

The shareholders of the Company are not being asked to vote on the Merger at this time and the consummation of the Spin-Off, Chilectra Spin-Off and the Enersis Spin-Off are not contingent on shareholder approval of the Merger. The Merger will be subject a separate vote and approval by the shareholders holding at least two-thirds of the outstanding shares of each of Enersis Américas, Endesa Américas and Chilectra Américas.

Separate extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas to vote on the Merger will be held at the appropriate time and a proxy statement/prospectus relating to the Merger will be distributed to shareholders prior to such meetings.

There can be no assurance as to whether or when the Merger will be consummated. As a result, in the event that the Spin-Off, the Chilectra Spin-Off and the Enersis Spin-Off become effective and the Merger is not consummated, Enersis Américas, Endesa Américas and Chilectra Américas will remain as separate publicly traded companies, similar to the current structure of Enersis, Endesa Chile and Chilectra and the expected structure of Enersis Chile, Endesa Chile and Chilectra following the Spin-Off, the Chilectra Spin-Off and the Enersis Spin-Off.

Purposes and Benefits of the Merger

In accordance with Official Letter No. 15,452, the Company must provide to shareholders and the SVS detailed information about the purposes and expected benefits of the Reorganization, including the Merger.

On November 5, 2015, the Board of Directors of the Company made public information about the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger. The Board of Directors of the Company indicated that the benefits of the Reorganization mainly involve the reduction of inefficiencies, optimization of means and resources, creation of a more efficient structure with improved transparency and a reduced discount holding structure, decreases in costs and increases in quantified efficiencies.

An English translation of the full text of the information about the purposes and expected benefits of the Reorganization is attached as Appendix A to this Statement and is incorporated herein by reference. The information about the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger, is also available on the Company’s website at www.endesa.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Estimated Valuations and Merger Exchange Ratio

Based on the pro forma information as of June 30, 2015 and the valuation reports received by the Board of Directors and the Directors’ Committee, the Board of Directors has determined the number of shares of Enersis Américas to be paid by Enersis Américas as consideration for the shares of Endesa Américas in connection with the Merger (the “Merger Exchange Ratio”) are estimated to be as follows:

	Number of shares of Enersis Américas for each
	Minimum	Maximum
Endesa Américas share	2.75	3

Estimated Timeline

The following is an estimated timeline of significant dates for implementation of the Merger (dates are subject to change):

March 2016	Enersis Américas files registration statement on Form F-4 for the Merger with the SEC.

May 2016	Registration statement on Form F-4 for the Merger declared effective by the SEC.

May 2016	The Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas summon extraordinary shareholders’ meetings to approve the Merger and other matters to be voted upon.

June 2016	Enersis Américas, Endesa Américas and Chilectra Américas extraordinary shareholders’ meetings to approve the Merger and other matters to be voted upon.

July 2016	Merger effective.

BOARD RESOLUTION

On November 5, 2015, the Board of Directors of the Company adopted the Board Resolution, which reflects the Board of Directors’ analysis regarding (i) the objectives and expected benefits of the Reorganization, (ii) the terms and conditions thereof, and (iii) the consequences, implications or contingencies relating to the Reorganization. The Board Resolution memorializes the conclusion by the Board of Directors that the Reorganization is in the best interest of the Company, subject to the satisfaction of certain conditions established by certain members of the Board of Directors.

An English translation of the full text of the Board Resolution is attached as Appendix D to this Statement and is incorporated herein by reference. The Board Resolution (both as originally furnished to the shareholders of the Company in Spanish and translated into English for the convenience of investors) is also available on the Company’s website at www.endesa.cl.

The English translation is not to be construed as being identical in context to the Spanish document (which will prevail in the event of any discrepancy with the English translation). The full text of the Board Resolution describes the assumptions made, procedures followed, matters considered and limitations on the evaluation undertaken in connection with such resolutions and is subject to the qualifications and limitations set forth therein.

DIRECTORS’ COMMITTEE REPORT

On November 4, 2015, the Directors’ Committee of the Company issued the Directors’ Committee Report to the Board of Directors of the Company with its conclusions regarding the Reorganization. The Directors’ Committee Report memorializes the conclusion by the Directors’ Committee that certain conditions and safeguards must be established in order to mitigate certain risks and ensure that the Reorganization is in the best interest of the Company and all of its shareholders.

An English translation of the full text of the Directors’ Committee Report is attached as Appendix E to this Statement and is incorporated herein by reference. The Directors’ Committee Report (both as originally furnished to the Company in Spanish, and translated into English for the convenience of investors) is also available on the Company’s website at www.endesa.cl.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation). The full text of the Directors’ Committee Report describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the Directors’ Committee Report and is subject to the qualifications and limitations set forth therein.

REPORT OF CHILEAN INDEPENDENT EXPERT APPOINTED BY THE BOARD

In accordance with Official Letter No. 15,452, the Company’s Board of Directors engaged Colin Becker as the Chilean independent expert for the Company to conduct an independent expert appraisal of the estimated values of the parties to the Merger (Enersis Américas, Endesa Américas and Chilectra Américas) and the estimated share exchange ratios with respect to the exchange of shares of Endesa Américas and Chilectra Américas for shares of Enersis Américas in the Merger, within the context of the Reorganization.

On October 30, 2015, Mr. Becker furnished his report (the “Chilean Independent Expert’s Report”) to the Board of Directors of the Company. The Chilean Independent Expert’s Report includes (i) the estimated values of Enersis Américas, Endesa Américas and Chilectra Américas as of June 30, 2015 and (ii) the estimated share exchange ratios, including the Merger Exchange Ratio, with respect to the number of shares of Enersis Américas to be issued in exchange of the shares of Endesa Américas and Chilectra Américas in the Merger.

The Chilean Independent Expert’s Report (both as originally furnished to the Company in Spanish, and translated into English for the convenience of investors) is available on the Company’s website at www.endesa.cl and is incorporated herein by reference.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation). The full text of the Chilean Independent Expert’s Report describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the Chilean Independent Expert’s Report and is subject to the qualifications and limitations set forth therein.

PRESENTATION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS

The Company engaged Deutsche Bank Securities Inc. (“Deutsche Bank”) as its financial advisor to deliver a presentation to the Company’s Board of Directors solely for the purpose of assisting the Company’s Board of Directors in its consideration of the Reorganization.

At the October 30, 2015 meeting of the Company’s Board of Directors, Deutsche Bank delivered its oral presentation, subject to the assumptions, limitations, qualifications and conditions described at such meeting or as set forth in the written presentation (the “Presentation”) subsequently delivered to the Board of Directors on November 2, 2015.

The full text of the Presentation (in its original written form in English) is available in on the Company’s website at www.endesa.cl., and it is qualified in its entirety by the disclaimers included therein. The Presentation is not to be considered a fairness opinion, and accordingly, the Company did not ask Deutsche Bank to, and the Presentation did not, address the fairness, from a financial point of view or otherwise, of the Reorganization, or any consideration received, or to be received, in connection therewith, to the Company, the holders of any class of securities, creditors or other constituencies of the Company, nor did it address the fairness of the contemplated benefits of the Reorganization. Deutsche Bank expressed no opinion as to the merits of the underlying decision by the Company or its affiliates (including, but not limited to, Enersis and Chilectra) to engage in the Reorganization or any document entered into in connection therewith or the relative merits of the Reorganization as compared to any alternative transactions or business strategies, including any potential transaction with Enersis and Chilectra. Nor did Deutsche Bank express any opinion, and the Presentation did not constitute a recommendation to the Company’s Board of Directors or any member thereof, the management or any shareholder of the Company, or any other person or party with respect to the Reorganization, including, but not limited to, a recommendation as to how any member of the Company’s Board of Directors or any shareholder of the Company should vote with respect to the Reorganization or any other matter. The Presentation does not in any manner address what the value of Endesa Américas’ shares or Enersis Américas’ shares will be or the prices at which such shares or any other securities will trade following the Reorganization.

The Presentation was rendered based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of October 28, 2015 and, accordingly, did not take into account any factors, including economic, market and other conditions and the business and prospects of the Company, Enersis and Chilectra after such date. Deutsche Bank did not undertake, and expressly disclaimed, any undertaking or obligation to update or otherwise revise the Presentation after October 28, 2015 or to advise any person of any change in any fact or matter affecting the Presentation of which Deutsche Bank became, or becomes, aware after October 28, 2015.

The Presentation may not have considered all issues or information related to any or all matters which could be relevant to the Company’s Board of Directors or, with respect to the matters actually considered, that could be considered with a scope, or level of depth, detail or specificity appropriate for the Company’s Board of Directors. The Presentation was not originally prepared with the view towards public dissemination or disclosure, or to conform to the disclosure of standards under any foreign, federal, state or local securities laws.

It should be understood that any valuations, financial and other forecasts and/or estimates or projections and other assumptions contained in the Presentation involved numerous and significant subjective determinations and assumptions by the managements of Company or, in certain cases, Enersis, which may not be correct. As a result, it is expected that actual results may vary materially from the results set forth in the Presentation. In addition, with respect to any such valuations, financial and other forecasts and/or estimates or projections and assumptions made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the Company’s knowledge and permission, that any such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Company and Enersis, as applicable, as to the matters covered thereby. In delivering the Presentation, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. In addition, Deutsche Bank assumed that any such information was obtained and prepared by the Company and Enersis, as the case may be, and made available to Deutsche Bank in compliance with Chilean law and regulations. Deutsche Bank did not develop its own independent forecasts, projections or assumptions with respect to the business or prospects of the Company, Chilectra, Endesa Américas, Enersis Américas or the impact of the Reorganization on any such parties.

Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets, stock or liabilities (including, but not limited to, any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or any of its affiliates (including, but not limited to, Enersis and Chilectra). Accordingly, the analysis contained in the Presentation was not, and did not purport to be, an appraisal (including a “peritaje” for purposes of Chilean law and regulations) of the assets, stock, business or liabilities of the Company or its affiliates (including, but not limited to, Enersis and Chilectra). Deutsche Bank did not evaluate the solvency or fair value of the Company or any of its affiliates (including, but not limited to, Enersis and Chilectra) under any law relating to bankruptcy, insolvency or similar matters.

REPORT OF CHILEAN FINANCIAL ADVISOR TO THE DIRECTORS’ COMMITTEE

In accordance with Official Letter No. 15,452, the Directors’ Committee engaged Asesorias Tyndall Limitada (“Tyndall”), a financial advisor firm in Chile, to conduct an independent appraisal of the Reorganization.

On November 4, 2015, Tyndall furnished its report (the “Chilean Financial Advisor Report”) to the Directors’ Committee. The Chilean Financial Advisor Report highlights certain risks associated with the Reorganization and suggests certain conditions and safeguards to mitigate such risks.

The Chilean Financial Advisor Report (both as originally furnished to the Directors’ Committee in Spanish, and translated into English for the convenience of investors) is available on the Company’s website at www.endesa.cl and is incorporated herein by reference.

The full text of the Chilean Financial Advisor Report describes the assumptions made, procedures followed, matters considered and limitations on the assessment undertaken in connection with the Chilean Financial Advisor Report and is subject to the qualifications and limitations set forth therein. The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Appendix A

Description of the Purposes and Benefits of the Reorganization

A - 1

Description of the Purposes and Benefits of the Reorganization

Expected benefits from the Reorganization

Santiago, 11/05/2015

endesa chile

Santiago, 11/05/2015 Expected benefits from the Reorganization Description of the Purposes and Benefits of the Reorganization

Transaction highlights

New geographic and business organization focus

Current structure

Enersis
99.1%
60.0%
Chilectra
Endesa Chile
CHI
ARG
BRA
COL
PE

Cross shareholdings

Post-reorganization

Pure Chilean player	Latin America investment vehicle (Chile based)

Enersis Chile
99.1%
60.0%
Chilectra
Endesa Chile
Chilean Dx player
Chilean Gx player
Enersis Americas
ARG
BRA
COL
PE
Distribution and generation

■ Listed

2

Listed Post-reorganization Pure Chilean player Latin America investment vehicle (Chile based) Chilectra Endesa Chile 99.1% 60.0% Chilean Dx player Chilean Gx player Enersis Chile Distribution and generation Enersis Americas ARG BRA COL PE Cross shareholdings Transaction highlights New geographic and business organization focus Current structure 99.1% 60.0% Enersis Chilectra Endesa Chile CHI ARG BRA COL PE

Transaction rationale

endesa chile

Current situation

✗ **Complex corporate structure**

1. Misalignment of interests
2. Inefficient decision making process
3. Difficulty implementing differentiated strategies for each market
4. Cross shareholdings and low asset visibility
5. High level of cash flow leakage

3

Current situation Largest power platform in Latin America with unique and well diversified portfolio of assets û Complex corporate structure Transaction rationale The reorganization plan results in a more efficient and focused structure to maximize value creation Misalignment of interests 1 High level of cash flow leakage 5 Cross shareholdings and low asset visibility 4 Inefficient decision making process 2 Difficulty implementing differentiated strategies for each market 3

Transaction highlights

1 Interest alignment – Emgesa and Edegel case studies

Current structure

enersis
60%
endesa chile
26.9%
62.5%
21.6%
EMGESA
(generation)
EDEGEL
(generation)
21.1%
Non controlling interest
Controlling interest

Post-reorganization

enersis
Americas
48.5%
83.6%
EMGESA
(generation)
EDEGEL
(generation)

4

Perception of interest misalignment between Endesa Chile and Enersis over investment policy (e.g. recent acquisition of 21% stake in Edegel by Enersis) Accounting consolidation does not reflect control (e.g. Enersis yields to Endesa Chile the voting rights related to Emgesa) Ownership stakes combined under one single controlling entity A single investment vehicle for both generation and distribution in Latam 60% Current structure Post-reorganization Americas 1 Interest alignment – Emgesa and Edegel case studies Transaction highlights EDEGEL (generation) EMGESA (generation) 21.6% 26.9% 62.5% 21.1% EDEGEL (generation) EMGESA (generation) 48.5% 83.6% Non controlling interest Controlling interest

Transaction highlights

2 Leaner decision making process – Ampla case study

endesa chile

Current structure[1]

1
enersis
60%
99%
2
endesa chile
chilectra
3
50%
35%
11%
ENEL Brazil
(holding)
4
99%
AMPLA
(distribution)

Post-reorganization

enersis
Americas
1
~100%
ENEL Brazil
(holding)
99%
2
AMPLA
(distribution)

5

Multiple decision layers Delay in strategy implementation Potential for conflict of interest (e.g. over development of distribution in Brazil) One single vehicle for all relevant decisions Streamlined decision process ENEL Brazil (holding) 50% 35% 11% 60% 99% AMPLA (distribution) 99% 1 2 3 4 Current structure1 Post-reorganization ~100% 99% 1 2 AMPLA (distribution) Americas ENEL Brazil (holding) 2 Leaner decision making process – Ampla case study Transaction highlights 1 Simplified structure: Edegel has a 4% stake in Enel Brazil

Enersis Americas Endesa Chile Generation Distribution & retail 3 Different industrial focuses… Transaction highlights Moderate growth in energy demand, nearing growth rates of developed countries and increased competition in the power generation sector Relatively inelastic average wholesale prices backed by long term contracts Energy contracts indexed to US$, protecting margins from currency devaluations Difficulties in development of large-scale projects Opposition from local communities against operating plants and future projects Frequent changes in regulation Infrastructure update needs Focus in losses reduction and quality improvement: smart metering implementation mainly to detect and reduce fraud Consumption growing rapidly per capita and due to rapidly expanding metropolitan areas Higher receptivity by basic services Significant growth potential in energy demand More volatile markets Regulatory frameworks subject to change Focus on efficiencies and cost reductions required Broader greenfield opportunities

Enersis Americas Endesa Chile Generation Distribution & retail 3 …require tailored strategies Transaction highlights Central Cost Flexibility and operational efficiency in existing plants Investments for recovery and incremental availability of thermoelectric plants in Chile Development and flexible pipeline of medium-sized projects Gas portfolio optimization (synergies between thermoelectric and industrial/residential sectors) Investments in sustainability Investment plan for reduction in energy losses and interruptions Public lighting and electric transportation in Colombia New generation plants where the Group has presence Finalize integration of personnel by country Cash pooling Structure rationalization (Colombia, Peru)

KPI Enersis Americas KPI Chile Generation Distribution & retail 3 Improved ability to measure management’s results Transaction highlights P&L by plant Optimization of fuels portfolio—gas flexibility Maximize availability of existing capacity Investments in sustainability and the environment Immediate cash flow generation Valued-added services proposition (insurance, credit cards)—more frequent regulatory changes SAIDI service level Energy losses New capacity Investment for efficiency recovery Medium-term EBITDA growth

Transaction highlights

4 5 Reduced cross shareholdings and higher visibility

endesa chile

1. Significant reduction in minority interests
2. Investment in Brazil subsidiaries will now be consolidated
3. Single energy investment platform for investments in Latam (ex-Chile)

Relevant subsidiaries	Country	Economic interest (%)			Post transaction ownership
		Enersis	Endesa	Chilectra	
Ampla	Brazil	45.3%	17.4%	36.7%	99.3%
Coelce	Brazil	45.2%	21.9%	6.6%	73.7%
Cachoeira	Brazil	50.9%	37.0%	11.2%	99.1%
Cien	Brazil	51.0%	37.1%	11.3%	99.3%
Fortaleza	Brazil	51.0%	37.1%	11.3%	99.3%
Emgesa	Colombia	21.6%	26.9%	-	48.5%[1]
Codensa	Colombia	39.1%	-	9.4%	48.5%[1]
Endesa Costanera	Argentina	-	75.7%	-	75.7%
Hid. el Chocón	Argentina	-	65.4%	-	65.4%
Edesur	Argentina	37.6%	0.5%	34%	72.1%
Edelnor	Peru	60.0%	-	15.6%	75.7%
Edegel	Peru	21.1%	62.5%	-	83.6%
Piura	Peru	96.5%	-	-	96.5%

Leakage (minority interests)

Lack of visibility (non-consolidated subsidiaries)

Note:
1. Owns less than 50% but consolidates

Not controlling stakes

9

Note: Owns less than 50% but consolidates Transaction highlights As a result of the reorganization, shareholders would benefit from a much simpler structure and greater visibility: Significant reduction in minority interests Investment in Brazil subsidiaries will now be consolidated Single energy investment platform for investments in Latam (ex-Chile) 1 2 3 5 Reduced cross shareholdings and higher visibility 4 Leakage (minority interests) Lack of visibility (non-consolidated subsidiaries) Relevant subsidiaries Country Economic interest (%) Post transaction ownership Enersis Endesa Chilectra Ampla 45.3% 17.4% 36.7% 99.3% Coelce 45.2% 21.9% 6.6% 73.7% Cachoeira 50.9% 37.0% 11.2% 99.1% Cien 51.0% 37.1% 11.3% 99.3% Fortaleza 51.0% 37.1% 11.3% 99.3% Emgesa 21.6% 26.9% - 48.5%1 Codensa 39.1% - 9.4% 48.5%1 Endesa Costanera - 75.7% - 75.7% Hid. el Chocón - 65.4% - 65.4% Edesur 37.6% 0.5% 34% 72.1% Edelnor 60.0% - 15.6% 75.7% Edegel 21.1% 62.5% - 83.6% Piura 96.5% - - 96.5% Not controlling stakes

Transaction highlights

Implementation of business efficiencies

endesa chile

Annual savings	endesa chile US$MM	endesa Americas US$MM
OPEX [1]	~50	~6
SG&A [1]	~0	~8
Tax	n.a.	~30
Total	**~50**	**~44**

Note:
1. Comparison 2019 vs homogeneous 2019

10

Annual savings OPEX 1 ~6 ~8 ~30 ~44 Tax Total SG&A 1 Transaction highlights Implementation of business efficiencies ~50 ~0 ~50 US$MM US$MM n.a. Americas Note: Comparison 2019 vs homogeneous 2019

Efficiencies: 2016-2020 Business Plan

Efficiencies Plan – Opex trend for Gx in Chile

Gx Chile Opex (kUSD real/MW)

	2019/15
Delta Opex	-22%
Delta Opex/MW	-24%

35,9
36,1
33,6
30,7
28,3
225
227
211
193
182
178
XXX OPEX
Opex/MW
2014
2015
2016
2017
2018
2019

ACTIONS

11

Efficiencies: 2016-2020 Business Plan Efficiencies Plan – Opex trend for Gx in Chile ACTIONS Gx Chile Opex (kUSD real/MW) xxx OPEX (Homogenenous costs as of 2014. Fx rates and inflation, net of non-recurring and perimeter effects). Improvement of own staff productivity: greater integration with the global structures of the Enel Group and elimination of regional activities Optimization of the contracts of Operation and Generation ‘s fleet Maintenance Optimization of the stations’ contracts for monitoring services Optimization of the scheduled stop coal plant plan with improved availability Centralization of the HYDRO Plant Control (CEN project) New local and global procurement process

Appendix B

Description of the Assets and Liabilities to be Assigned to Endesa Américas

B - 1

DESCRIPTION OF KEY ASSETS AND LIABILITIES ALLOCATED TO THE NEW COMPANY

ENDESA AMÉRICAS S.A.

PROFORMA STATEMENT OF FINANCIAL POSITION AT 10-01-2015

	Amounts expressed in thousands of Chilean pesos
TOTAL ASSETS
Cash and cash equivalents		595,116
Cash on hand	116,138
Banks	478,978
Other current financial assets		9,706,857
Forward contracts	9,706,857
Other current non-financial liabilities		48
Medical licences receivable from Isapres	48
Trade and other current receivables		7,783
Employee receivables	7,783
Current accounts receivable from related companies		53,948,589
Central Costanera S.A.	3,334,455
Hidroeléctrica El Chocón S.A.	1,708,225
Distrilec Inversora S.A.	6,416
Edegel S.A.A.	2,974,446
Emgesa S.A. E.S.P.	32,721,652
Empresa Eléctrica de Piura S.A.	168,913
Endesa Generación S.A.	36,067
Enel Brasil S.A.	10,707,564
Generalima S.A.C.	1,377,317
Compañía Energética Veracruz S.A.C.	913,532
TOTAL CURRENT ASSETS	64,258,392	64,258,392
NON-CURRENT ASSETS
Investment in related companies		1,075,104,160
Central Costanera S.A.	16,151,313
Emgesa S.A. E.S.P.	143,702,870
Distrilec Inversora S.A.	3,033,039
Edegel S.A.A.	209,147,425
Endesa Argentina S.A.	114,230,438
Enel Brasil S.A.	423,383,417
Generandes Perú S.A.	127,817,912
Gasoducto Atacama Argentina S.A.	24,658
Hidroeléctrica El Chocón S.A.	3,708,267
Hidroinvest S.A.	28,737,651
Southern Cone Power Argentina S.A.	5,167,170
Deferred tax assets		52,239
Post-employement benefits	20,280
HR provisions	31,959
TOTAL NON-CURRENT ASSETS	1,075,156,399	1,075,156,399
TOTAL ASSETS	1,139,414,790	1,139,414,790

CURRENT LIABILITIES
Other current financial liabilities		390,851
Forward contracts	390,851
Trade and other current payables		2,680
Second category tax	2,680
Current accounts payable to related companies		38,337
Central Comercializadora de Energía S.A.	14,669
Enersis Chile S.A.	17,753
Compañía Eléctrica Tarapacá S.A.	5,916
Other current non-financial liabilities		140,859
Provision for performance evaluation	28,521
Provision for vacation bonus	575
Provision for participation	34,725
Provision for vacations	33,006
Provision for fidelity plan	40,474
Union withholdings	10
Heald and pension institutions	3,548
TOTAL CURRENT LIABILITIES	572,727	572,727
NON-CURRENT LIABILITIES
Non-current provisiones for employee benefits		283,116
Severance indemnities	283,116
TOTAL NON-CURRENT LIABILITIES	283,116	283,116
TOTAL LIABILITIES	855,843	855,843
EQUITY
Issued capital		778,936,764
Shares	778,936,764
Retained earnings		577,839,791
Accumulated earnings	577,839,791
Share premium		104,572,650
Share premium	104,572,650
Other reserves		(322,790,258)
Other reserves	(322,790,258)
Equity attributable to equity owners of parent	1,138,558,947	1,138,558,947
TOTAL EQUITY	1,138,558,947	1,138,558,947
TOTAL EQUITY AND LIABILITIES	1,139,414,790	1,139,414,790

Appendix C

Unaudited Pro Forma Condensed Combined Statements of Financial Position

C - 1

EMPRESA NACIONAL DE

ELECTRICIDAD S.A. AND SUBSIDIARIES

Pro forma Consolidated Statements of Financial Position as of

October 1, de 2015

(With the Independent Auditors’ Attestation Report)

EMPRESA NACIONAL DE ELECTRICIDAD S.A. AND SUBSIDIARIES

CONTENT

Introduction to the Pro Forma Consolidated Statements of Financial Position of Empresa Nacional de Electricidad S.A. And Subsidiaries (“Endesa Chile And Endesa Américas”), As Of October 1, 2015.

Independent Auditor’s Attestation Report

Pro Forma Consolidated Statements of Financial Position

Notes To The Pro Forma Consolidated Statements of Financial Position

ThCh$: Amounts expressed in thousands of Chilean pesos

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

INTRODUCTION TO THE PRO FORMA CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION OF EMPRESA NACIONAL DE ELECTRICIDAD S.A. AND

SUBSIDIARIES (“ENDESA CHILE AND ENDESA AMÉRICAS”), AS OF October 1, 2015.

The following pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, are derived from the consolidated financial statements of Empresa Nacional de Electricidad S.A. and subsidiaries (hereinafter “Endesa”) as of September 30, 2015 (hereinafter, the “historical financial statements”). These pro forma consolidated statements of financial position have been reviewed by our independent auditors KPMG Auditores Consultores Ltda. (“KPMG”), according to the Attestation Standards of the Chilean Association of Accountants, according to section AT 401 (“Reporting on Pro forma Financial Information”).

Based on the requirements under Title IX, article 147, section c), of the Chilean Companies Act (“Reglamento de Sociedades Anónimas”), the date of the pro forma consolidated statements of financial position is the date following the consolidated statements of financial position date that serves as the basis for the spin-off. Given that the consolidated statements of financial position use as a base for the spin-off is dated September 30, 2015, the pro forma consolidated statements of financial position are dated October 1, 2015.

These pro forma consolidated statements of financial position consist of: (a) a pro forma consolidated statement of financial position as of October 1, 2015; and (b) certain accompanying notes, mainly the assumptions used by Management for developing the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas.”

The objective of preparing pro forma consolidated statements of financial position, is to present which would have been the significant effects on historical financial information, as if the transaction had been proposed on an earlier date under the assumptions described in Note 4.

This objective has been achieved by applying pro forma adjustments to the historical consolidated financial information of Endesa and subsidiaries. The assumptions used to determine the adjustments and the preparation of the pro forma consolidated statement of financial position are based on criteria and assumptions determined by Endesa’s Management. The significant effects directly attributable to the transaction that have been considered are described as follows:

•	On April 28, 2015, Endesa informed the Superintendence of Securities and Insurance of Chile (“Superintendencia de Valores y Seguros”, hereinafter “SVS”) through a significant event, that the Board of Directors of its direct parent, Enersis S.A., communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. and its subsidiaries Endesa and Chilectra S.A., maintaining its inclusion in the Enel SpA group.

In the same significant event, the Board of Directors of Endesa reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of Endesa’s businesses in Chile from those outside of Chile, and eventually merge the latter into a single company. Furthermore, it indicated that the objective of this reorganization is to create value for all its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would be take into account the best interests as well as all shareholder’s interests, with special attention paid to minority interests, and if it were approved, be subject to approval at an Extraordinary Shareholders Meeting.

•	On July 27, 2015, pursuant to the provisions of Articles 9 and 10 of the Securities Market Law No. 18,045 and the provisions of General Norm No. 30 of the SVS, Endesa informed the SVS, by means of a significant event, that the Board of Directors of the Company had decided unanimously that if the separation of power generation and distribution activities in Chile from the rest of the activities of Enersis group outside of Chile were approved, the reorganization would be carried out through the following corporate transactions:

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

Steps to carry out the corporate reorganization

a)	Related to the preparation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015.

•	Each of the direct and indirect subsidiaries of Enersis S.A., Chilectra S.A. and Endesa, would be spun-off, resulting in the formation of: a new company from the spin-off of Chilectra S.A. (“Chilectra Américas”) and a new company from the spin-off of Endesa (“Endesa Américas”) which would be allocated the shareholdings and other assets that both Chilectra S.A. and Endesa hold outside of Chile, as well as certain other assets and liabilities related to them.

•	At the same time, Enersis S.A will be spun-off and, resulting from this spin-off, will form a new company (“Enersis Chile”) which will hold the equity interests and assets of Enersis in Chile allocated to it, including equity interests in Chilectra S.A. and Endesa (after the spin-offs of these companies as described above), and certain other assets and liabilities related to them. Remaining in the continuing Enersis (to be called “Enersis Américas” after the spin-off) are the equity interests and corresponding liabilities of Enersis outside of Chile, as well as those held by each of the new companies “Chilectra Américas” and “Endesa Américas,” created as a result of the spin-offs of Chilectra S.A. and Endesa mentioned above, and the liabilities related to them.

b)	Related to the subsequent processes of the division phase.

•	Once the previously mentioned spin-off are completed, “Enersis Américas” would absorb by merger Chilectra Américas and Endesa Américas, and would dissolve them without liquidation, thus grouping all international shares of Enersis outside of Chile in Enersis Américas. The merger involving Endesa Américas and Chilectra Américas would take place as soon as legally possible and in accordance with the applicable regulations.

The preparation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, do not include effects that could potentially arise as a result of the previously mentioned merger.

The resulting companies would be based in Chile and their shares would be listed in the same markets that Endesa is currently listed. As stated earlier, none of the transactions described above require the contribution of additional financial resources.

Accounting of the transaction

Endesa’s Management has determined that this potential reorganization and the related subsequent corporate spin-off processes should be considered from an accounting point of view, if completed, as a transaction between companies under common control. Therefore, the pro forma consolidated financial information would be prepared using the consolidated book values of Endesa as of September 30, 2015, which have been prepared in accordance with the guidelines and instructions for the preparation and presentation of financial information, issued by the SVS, which are composed of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in addition to specific instructions issued by the SVS.

The reorganization process would not consider changes to the control exercised by the Enel SpA group as of the date of the spin-off.

For purposes of the preparation of the pro forma consolidated statements of financial position, Management has considered certain criteria and assumptions, which have led to the recording of certain adjustments to the historical financial information (“pro forma adjustments”). In order to carry out this exercise, it was used as initial balances those as of January 1, 2015.

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

Endesa’s Management distributed the effects related to income tax expenses, as described in Note 4 VIII) of the pro forma consolidated statements of financial position, as part of the adjustments to obtain the pro forma presentation.

The main assumptions determined by Management are those described in Note 4 of the attached pro forma statement of consolidated financial position.

The pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” are derived from the consolidated financial statements of Endesa and subsidiaries as of September 30, 2015 and should be read in conjunction with the following information (i) the audited historical consolidated financial statements of Endesa and subsidiaries and notes, as of September 30, 2015, incorporated by reference and ii) the accompanying notes of this pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015.

The pro forma financial information presented in this document is not intended to reflect incomes or financial positions of “Endesa Chile” or “Endesa Américas” in future periods, if the two entities had operated separately before carrying out the spin-off.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of the Independent Auditors

Shareholders and Directors

Empresa Nacional de Electricidad S.A.:

We have examined the pro forma adjustments that reflect the reorganization transaction described in Note 1 and the application of those adjustments to the historical amounts of the document named “pro forma statements of financial position of Empresa Nacional de Electricidad S.A. and subsidiaries (“Endesa Chile S.A.” and “Endesa Américas S.A.”)” as of October 1, 2015. The historical consolidated statements of financial position of Empresa Nacional de Electricidad S.A. and subsidiaries as of September 30, 2015, are derived from the consolidated financial statements of Empresa Nacional de Electricidad S.A. and subsidiaries, as of this date, incorporated by reference, which were audited by us, except for certain subsidiaries, which represent, on a consolidated level, 34.36% of total assets as of September 30, 2015, and certain associated and companies under common control, presented in the consolidated financial statements under the participation method, which represent, as a whole, a total of M$ 469,460,155 as per September 30, 2015. Said financial statements were audited by other independent auditors, whose reports have been funished to us. These pro forma adjustments are based on management assumptions described in Note 4. Management of Endesa is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our audit and the reports of those other auditors.

Our audit was conducted in accordance with attestation standards issued by the Chilean Association of Accountants A.G. and consequently, incorporates the procedures considered necessary under the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The objective of this pro forma financial information is to present the significant effects on the historical consolidated financial information as if the transaction had occurred at an earlier date. However, in the document named “pro forma consolidated statements of financial position of Empresa Nacional de Electricidad S.A. and subsidiaries (“Endesa Chile S.A.” and “Endesa Américas S.A.”)” results do not necessarily represent the income of the operations or the effects on the financial position that would have resulted if the transaction mentioned above had already occurred.

In our opinion, Management’s assumptions provide a reasonable basis to present the significant effects directly attributable to the reorganization transaction described in Note 1, the pro forma adjustments appropriately reflect the effect of these assumptions and the pro forma columns reflects the appropriate application of those adjustments to the historical amounts of consolidated statements of financial position of Empresa Nacional de Electricidad S.A. and subsidiaries in document named “pro forma statements of financial position of Empresa Nacional de Electricidad S.A. and subsidiaries (“Endesa Chile S.A.” and “Endesa Américas S.A.”)”, as of October 1, 2015.

/s/ Benedicto Vásquez Córdova

Benedicto Vásquez Córdova.	KPMG Ltda.

Santiago, October 30, 2015

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

ENDESA S.A. & SUBSIDIARY COMPANIES

Pro Forma Consolidated Statements of Financial Position, Classified

as of October 1, 2015

(in thousands of Chilean pesos)	Historical		Pro Forma Adjustments					Pro Forma Financial Position
	Endesa as of		Intercompany Elimination and Other			Pro Forma Adjustments	Pro Forma Tax Adjustment	Endesa Chile Pro Forma as of	Endesa Américas Pro Forma as of
	09/30/2015		Adjustments			(Endesa Américas)	(Endesa Chile)	10/01/2015	10/01/2015
ASSETS	ThCh$		ThCh$			ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS		Ref.	4.IV)	Ref.		4.I)	4.VIII A)
Cash and cash equivalents	182,094,964		—	4.III	)	(167,949,606)	—	14,145,358	167,949,606
Other current financial assets	14,303,917		—			(12,785,890)	—	1,518,027	12,785,890
Other current non-financial assets	28,825,126		—			(18,224,388)	—	10,600,738	18,224,388
Trade and other current receivables	531,950,235		—			(194,759,627)	—	337,190,608	194,759,627
Current accounts receivable from related companies	98,474,310		65,665	4.VII	)	(38,562,305)	—	59,977,670	38,562,305
Inventories	55,285,038		—			(23,636,397)	—	31,648,641	23,636,397
Current tax assets	18,841,824		—			(119,634)	—	18,722,190	119,634
Total current assets other than assets or groups of assets for disposal classified as held for sale or held for distribution to owners	929,775,414		65,665			(456,037,847)	—	473,803,232	456,037,847
TOTAL CURRENT ASSETS	929,775,414		65,665			(456,037,847)	—	473,803,232	456,037,847
NON-CURRENT ASSETS
Other non-current financial assets	23,419,678		—			(630,294)	—	22,789,384	630,294
Other non-current non-financial assets	7,299,468		—			(3,911,758)	—	3,387,710	3,911,758
Trade and other non-current receivables	119,840,676		—			(119,792,042)	—	48,634	119,792,042
Investments accounted for using the equity method	476,098,715		—			(428,410,790)	—	47,687,925	428,410,790
Intangible assets other than goodwill	50,877,967		—			(31,494,143)	—	19,383,824	31,494,143
Goodwill	131,030,038		—			(106,169,681)	—	24,860,357	106,169,681
Property, plant and equipment	5,389,257,955		—			(2,724,602,767)	—	2,664,655,188	2,724,602,767
Deferred tax assets	39,016,974		52,239			(20,980,619)	—	18,088,594	20,980,619
TOTAL NON-CURRENT ASSETS	6,236,841,471		52,239			(3,435,992,094)	—	2,800,901,616	3,435,992,094
TOTAL ASSETS	7,166,616,885		117,904			(3,892,029,941)	—	3,274,704,848	3,892,029,941

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

ENDESA S.A. & SUBSIDIARY COMPANIES

Pro Forma Consolidated Statements of Financial Position, Classified

as of October 1, 2015

(in thousands of Chilean pesos)

	Historical		Pro Forma Adjustments					Pro Forma Financial Position
	Endesa as of		Intercompany Elimination and Other			Pro Forma Adjustments	Pro Forma Tax Adjustments	Endesa Chile Pro Forma as of	Endesa Américas Pro Forma as of
	09/30/2015		Adjustments			(Endesa Américas)	(Endesa Chile)	10/01/2015	10/01/2015
LIABILITIES AND EQUITY	ThCh$		ThCh$			ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES		Ref.	4.IV)	Ref.		4.I)	4.VIII A)
Other current financial liabilities	287,523,876		—	4.V	)	(256,058,853)	—	31,465,023	256,058,853
Trade and other current payables	469,202,627		—			(241,126,388)	175,379,000	403,455,239	241,126,388
Current accounts payable to related companies	377,749,879		65,665	4. VII	)	(43,466,612)	—	334,348,932	43,466,612
Other current provisions	127,959,695		—			(109,102,383)	—	18,857,312	109,102,383
Current tax liabilities	34,569,757		—			(30,706,802)	—	3,862,955	30,706,802
Other current non-financial liabilities	33,595,175		—			(21,209,536)	—	12,385,639	21,209,536
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale	1,330,601,009		65,665			(701,670,574)	175,379,000	804,375,100	701,670,574
TOTAL CURRENT LIABILITIES	1,330,601,009		65,665			(701,670,574)	175,379,000	804,375,100	701,670,574
NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,797,443,787		—	4.V	)	(887,227,704)	—	910,216,083	887,227,704
Other non-current provisions	91,142,007		—			(33,744,505)	—	57,397,502	33,744,505
Deferred tax liabilities	370,392,077		52,239			(160,776,532)	(42,090,960)	167,576,824	160,776,532
Non-current provisions for employee benefits	37,230,373		—			(22,512,843)	—	14,717,530	22,512,843
Other non-current non-financial liabilities	43,943,882		—			(41,321,935)	—	2,621,947	41,321,935
TOTAL NON-CURRENT LIABILITIES	2,340,152,126		52,239			(1,145,583,519)	(42,090,960)	1,152,529,886	1,145,583,519
TOTAL LIABILITIES	3,670,753,135		117,904			(1,847,254,093)	133,288,040	1,956,904,986	1,847,254,093
EQUITY
Issued capital	1,331,714,085		—	4.II	)	(778,936,764)	—	552,777,321	778,936,764
Retained earnings	2,138,092,441		—	4.II	)	(1,250,597,877)	—	887,494,564	1,250,597,877
Share premium	206,008,557		—	4.II	)	(120,497,065)	—	85,511,492	120,497,065
Other reserves	(1,050,468,789)		—	4.II	)	942,817,077	(133,288,040)	(240,939,752)	(942,817,077)
Equity attributable to owners of the parent company	2,625,346,294		—			(1,207,214,629)	(133,288,040)	1,284,843,625	1,207,214,629
Non-controlling interests	870,517,456		—	4.II	)	(837,561,219)	—	32,956,237	837,561,219
TOTAL EQUITY	3,495,863,750		—			(2,044,775,848)	(133,288,040)	1,317,799,862	2,044,775,848
TOTAL LIABILITIES AND EQUITY	7,166,616,885		117,904			(3,892,029,941)	—	3,274,704,848	3,892,029,941

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

1.	DESCRIPTION OF THE TRANSACTION

On April 28, 2015, Endesa informed the SVS through a significant event, that the Board of Directors of its direct parent, Enersis S.A., communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. and its subsidiaries Endesa and Chilectra S.A., maintaining its inclusion in the Enel SpA group.

In the same significant event, the Board of Directors of Endesa reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of Endesa’s businesses in Chile from those outside of Chile, and eventually merge the latter into a single company. Furthermore, it indicated that the objective of this reorganization is to create value for all of its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would take into account the best interests as well as all shareholder’s interests, with special attention paid to minority interests, and if it were approved, be subject to approval at an Extraordinary Shareholders’ Meeting.

On July 27, 2015, pursuant to the provisions of Articles 9 and 10 of the Securities Market Law No. 18,045 and the provisions of General Norm No. 30 of the SVS, Endesa informed the SVS by means of a significant event, that the Board of Directors of the Company had decided unanimously, that if the separation of power generation and distribution activities in Chile from the rest of the activities of Enersis group outside of Chile were approved, the reorganization would be carried out through the following corporate transactions:

Steps to carry out the corporate reorganization:

a)	Related to the preparation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015.

•	Each of the direct and indirect subsidiaries of Enersis S.A., Chilectra S.A. and Endesa, would be spun-off, resulting in the formation of: a new company from the spin-off of Chilectra S.A. (“Chilectra Américas”) and a new company from the spin-off of Endesa (“Endesa Américas”), to which would be allocated the shareholdings and other assets that both Chilectra S.A. and Endesa have outside Chile, as well as certain other assets and liabilities related to them.

•	At the same time, Enersis S.A. will be spun-off and, resulting from this spin-off, will form a new company (“Enersis Chile”), which will hold the equity interests and assets of Enersis in Chile allocated to it, including the equity interests in Chilectra S.A. and Endesa (after the spin-offs of these companies as described above), and certain other assets and liabilities related to them. Remaining in the continuing Enersis (to be called “Enersis Américas” after the spin-off) are the equity interests and corresponding liabilities of Enersis outside of Chile, as well as those held by each of the new companies “Chilectra Américas” and “Endesa Américas,” created as a result of the spin-offs of Chilectra S.A. and Endesa mentioned above, and the liabilities related to them.

b)	Related to the subsequent processes of the division phase.

•	Once the previously mentioned spin-off are completed, “Enersis Américas” would absorb by merger Chilectra Américas and Endesa Américas, and would dissolve them without liquidation, thus grouping all international shares of Enersis outside of Chile in Enersis Américas. The merger involving Endesa Américas and Chilectra Américas would take place as soon as legally possible and in accordance with the applicable regulations.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

The preparation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, do not include effects that could potentially arise as a result of the previously mentioned merger.

The resulting companies would be based in Chile and their shares would be listed in the same markets that Endesa is currently listed. As stated earlier, none of the transactions described above require the contribution of additional financial resources.

2.	BASIS OF PREPARATION AND PRESENTATION

a)	Basis of preparation:

The historical consolidated financial statements of Endesa and subsidiaries as of September 30, 2015 have been prepared in accordance with the guidelines and instructions for the preparation and presentation of financial information, issued by the SVS, which are composed of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), in addition to specific instructions issued by the SVS.

The attached pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, including their related notes, should be read in conjunction with the historical consolidated financial statements of Endesa and subsidiaries as of September 30, 2015, which are included by reference in the present document1.

Based on the requirements under Title IX, article 147, section c), of the Chilean Companies Act (“Reglamento de Sociedades Anónimas”), the date of the pro forma consolidated statements of financial position is the date following the consolidated statements of financial position date that serves as the basis for the spin-off. Given that the consolidated statement of financial position use as a base for the spin-off is dated September 30, 2015, the pro forma consolidated statements of financial position are dated October 1, 2015.

The purpose of this report is to fulfil the Chilean Company’s Act and those specific instructions issued by the SVS for this type of transactions, reason for which the information presented herein may differ from the requirements established in Article 11 of Regulation S-X (Pro forma financial information), which describes and addresses the requirements of the Securities and Exchange Commission of the United States of America (“SEC”) for a registrant to prepare pro forma financial information.

b)	Basis of presentation of pro forma financial information:

The pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” were prepared assuming that the corporate reorganization was approved by shareholders and its effects are effective starting from January 1, 2015.

The attached pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, are comprised of:

•	Pro forma consolidated statements of financial position as of October 1, 2015.

[1]	These financial statements are published at the following link:

http://www.endesa.cl/es/Reestructuracion/Paginas/Home.aspx or by requesting a physical copy to Endesa S.A., Investor Relations, Santa Rosa 76, Santiago de Chile.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

•	The accompanying notes to the pro forma consolidated statements of financial position.

The structure for the preparation of the pro forma financial information is as follows:

i	Historical of Endesa: corresponds to the historical consolidated financial information of Endesa and subsidiaries that has been audited as of September 30, 2015.

ii	Pro forma adjustments:

•	Intercompany elimination and other adjustments: reflects intercompany balances of transactions between Chilean and foreign companies of Endesa and subsidiaries, which were eliminated in financial statements as part of the consolidation adjustments and eliminations.

The aforementioned is explained in the context that at the moment of the spin-off, certain balances between related companies will no longer qualify as transactions within the same group, and therefore will not be eliminated in the consolidation process of “Endesa Chile” and “Endesa Américas” and will be included in the pro forma consolidated statements of financial position and consolidated statements of comprehensive income of both companies, as balances between related parties.

•	Pro forma adjustments of Endesa Américas: correspond to the effects of the corporate reorganization and application of assumptions and criteria determined by Endesa’s Management about the assets and liabilities of foreign activities related to the energy generation.

•	Pro forma adjustments taxes of Endesa Chile: correspond to the taxes payable by “Endesa Chile” in Peru and Argentina for transferring the investments owned by Endesa in these countries. (Please refer to note VIII.A)

•	Pro forma as of October 1, 2015 of Endesa Chile: corresponds to the assets and liabilities coming from activities performed in Chile. This company will be the continuing company of Endesa, once the Chilean net assets are separated from those that belong to the generation and distribution activities performed outside of Chile.

•	Pro forma as of October 1, 2015 of Endesa Américas: represents the new entity in which the assets and liabilities coming from the energy generation and distribution activities performed in Argentina, Peru, Colombia and Brazil (Enel Brasil, associated) that have been allocated. Assets and liabilities were separated from Endesa in order to demonstrate what the spin-off (corporate reorganization) of Endesa and subsidiaries would be in the context of this transaction.

The pro forma adjustments do not consider possible synergies or expenses that could be materialized or incurred, respectively, in the next phases of the corporate reorganization. Additionally, some services could be provided between the companies that are subsequently controlled by the Enel SpA group.

The allocation of tax effects related to income tax expenses has been completed with the unique purpose to present the pro forma financial information on indicative terms.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

3.	SUMMARY OF ACCOUNTING POLICIES

The accounting policies used in preparing these pro forma consolidated statement of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, are the same as those used in preparing the audited consolidated financial statements of Endesa and subsidiaries as of September 30, 2015, except for certain items that were subject to pro forma adjustments mentioned in Note 4.

4.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

For purposes of the preparation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” as of October 1, 2015, the Management has considered assumptions which have led to the recording of certain adjustments in order to prepare the pro forma financial information (“Pro forma adjustments”), reflected in the summarized pro forma consolidated statements of financial position of both “Endesa Chile” and “Endesa Américas”. The preparation of pro forma financial information is based on current information available and also considers estimates in the pro forma adjustments. Endesa’s Management believes that the assumptions used, as well as the use of certain estimates, to prepare the pro forma financial information provide a reasonable basis for presenting the significant effects related to the reorganization and the pro forma adjustments reflect the assumptions determined by the Management. The initial balances determined by Management are those as of January 1, 2015. The main assumptions determined by Management are described below:

I. Division of net assets and income for the period from Endesa S.A. and subsidiaries and their allocation to “Endesa Américas”

The main pro forma adjustment made to the consolidated historical financial statements of Endesa and subsidiaries as of September 30, 2015, correspond to the allocation of assets, liabilities, equity accounts and net income of Endesa for the nine-month period ended September 30, 2015, that are related to the foreign operations of electricity generation through subsidiaries in Argentina, Peru, Colombia in addition to electricity generation, transmission and distribution through its associate in Brazil to the new entity Endesa Américas.

II. Distribution of paid-in capital and division of other equity accounts, including retained earnings, various other reserves and other comprehensive income

a. Paid-in capital: the paid-in capital of Endesa has been divided for the purpose of the presentation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas” based on the net asset book value ratio assigned to each of these two entities.

b. Retained earnings, including income for the period: similar to paid-in capital account, retained earnings of Endesa as of October 1, 2015, including the net income from the nine-month period ended October 1, 2015, have been allocated to “Endesa Chile” and “Endesa Américas” based on the net asset book value ratio allocated to each of the two companies.

c. Other various equity reserves, including other comprehensive income: the equity reserves of Endesa have been allocated to “Endesa Chile” and “Endesa Américas” based on the origin of each of them, distinguishing and assigning, as appropriate, those equity reserves that the IFRS requires recycling/reclassification after the date of the statement of financial position.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

According to this definition, it has been identified and allocated to each of the two companies the items related to “other comprehensive income,” such as the equity effects of cash flow hedges, the equity effects of conversion adjustments for investments held in a currency other than Chilean pesos (the functional currency), the equity effects of changes in the fair value of those investments in financial assets classified as available for sale, the equity effects caused by benefit plans to employees, and the corresponding effects of deferred taxes that might affect each of these items.

The remaining reserves are mainly associated with the “various other reserves” included in the net equity of Endesa. These reserves are primarily composed of the equity effects of past reorganizations, business combinations under common control, buyouts of non-controlling interest, residual effects of first-time adoption of IFRS and the equity effects of the current spin-off process. The allocation of these reserves to “Endesa Chile” and “Endesa Américas” has been made considering the transaction and circumstances that led to the reserves.

III. Allocation of cash and cash equivalents

The criteria used to divide and assign cash and cash equivalents of Endesa on a stand-alone basis, to the companies “Endesa Chile” and “Endesa Américas” was to use the valuation relative weights of the companies included in the consolidation2 and based on that determine the amounts corresponding to each entity.

Based on the exercise carried out by Endesa’s Management, the ratios obtained for the division of the cash and cash equivalents are as follows:

	Proportion of Economic Assets (**)
Entity	Endesa Chile	Endesa Américas
Endesa	66%	34%

(**)	The entities considered in the analysis were Endesa , Emgesa , Edegel S.A.A., Costanera, Hidroeléctrica El Chocón S.A., Edesur S.A. and Enel Brasil S.A.

IV. Distribution of inter-company balances

The division criterion of inter-company balances defined by Endesa’s Management is based mainly on identifying the entity that provided the service as well as the nature of it. According to the above, if the Management believes a service will continue to be provided/received in the future by “Endesa Chile”, then the balance of this account at the time of presentation of the pro forma financial information has been assigned to “Endesa Chile”. Moreover, in cases where the Management has determined that certain services will continue to be provided/received in the future by “Endesa Américas”, then the balance at the date of the presentation of the pro forma financial information has been allocated to “Endesa Américas”.

[2]	The economic equity was obtained from four reports prepared by local and foreign stockbrokers issued at different dates (Nov. 2014 - Dec. 2014 and April 2015). The methodologies used were mainly based on the use of discounted cash flows (equity value), using the average relative weight of the four valuation reports.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

V. Distribution of debt instruments and interest expenses, exchange differences and effects of hedge accounting strategies

a. Allocation of debt instruments and their related interest expenses: the allocation of debt instruments (bonds and loans) of Endesa on a stand-alone basis to “Endesa Chile” and “Endesa Américas” was carried out using various qualitative and quantitative criteria, which have mainly considered: i) clauses established in debt contracts in relation to reorganization scenarios, ii) compliance with contractual covenants, iii) the new entities’ financing structures in order to maintain an investment grade classification, iv) the new entities’ cash flow potential generation and v) the related tax effects. Based on the above, the Endesa’s Management decided to allocate 100% of its debt instruments to “Endesa Chile”.

For the purposes of a correct presentation of the pro forma consolidated statements of financial position of “Endesa Chile” and “Endesa Américas”, Endesa’s Management has distributed the financial cost to each entity based on the allocation of debt instruments as of January 1, 2015.

b. Allocation of exchange rate differences and effects of hedge accounting strategies: the allocation of exchange rate differences to “Endesa Chile” and “Endesa Américas” recorded as of September 30, 2015 originated in Endesa’s stand-alone debt in a currency other than Chilean pesos, is allocated as the debt. That is, all of the exchange differences arising from Endesa’s stand-alone foreign currency debt have been assigned to “Endesa Chile”.

In relation to derivative instruments designated as hedging instruments, Endesa’s Management has adopted as a criterion to keep the strategies of hedge accounting in the pro forma financial statements of “Endesa Chile” and “Endesa Américas”. Therefore, all effects on the statement of financial position, income and other comprehensive income are assigned to the different companies to which the hedged items were assigned. In the case of Endesa on a stand-alone basis, the main items covered by the hedging strategies are related to debt (hedging exposure to foreign currency debt and variability of the interest rate). Therefore, the main derivative instruments associated with such hedging strategies have been assigned according to debt criteria mentioned in the previous paragraph.

VI. Considerations regarding the distribution of personnel, salary expenses other employee benefits

For purposes of properly distributing the accounting effect of personnel from Endesa on a stand-alone basis between “Endesa Chile” and “Endesa Américas”, the Company’s Management defined as a criterion to identify those personnel whose main activities are related 100% with the operations based in Chile. This group of employees was assigned to “Endesa Chile”.

On the other hand, Management also identified those employees whose main activities relate 100% to foreign operations. This group of employees was assigned to “Endesa Américas”.

All remaining personnel, who divide their main activities between the Chilean operations of Endesa and foreign operations, were assigned to “Endesa Chile”, meaning that as of the date of the spin-off, those employees should identify and control their activities offered to foreign operations and vice-versa. This should lead to contracts of the inter-company provision of services between “Endesa Chile” and “Endesa Américas”.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

Below is a summary table presenting the breakdown of the employees to be allocated to “Endesa Chile” and “Endesa Américas”:

	Employee Allocation
Entity	Endesa Chile	Endesa Américas
Endesa	925	7

Once the allocation of personnel was determinated, Endesa’s Management applied the same division criteria to all accounts of the statements of financial position, income and other comprehensive income that were affected by this criterion.

VII. Allocation of dividends receivable and payable

The criterion defined by Endesa’s Management to allocate to both “Endesa Chile” as well as to “Endesa Américas” a portion of dividends receivable accounts as of the date of the corporate spin-off, has been based mainly on identifying the origin of each one of those dividends receivable. If the dividends receivable come directly from a foreign subsidiary, these dividends have been allocated to “Endesa America”, and vice versa, if the dividends receivable come directly from a Chilean subsidiary, these dividends have been assigned to “Endesa Chile”.

VIII. Considerations with respect to the tax effects of the pro forma adjustments

The tax effect related to pro forma adjustments for the preparation of the pro forma consolidated statements of financial position was calculated using the statutory corporate tax rates according to the country where the adjustment was originated. In this case, since the pro forma adjustments only affect the Chilean entities, the rate of first category income tax applied to pro forma adjustments was 22.5%.

This pro forma adjustment related to the tax effect has only been recorded in the financial statements of “Endesa Chile” and “Endesa Américas” at the level of the income statement, with no effect in determining the current income tax provision presented in the statement of financial position, since from a tax point of view, there is currently only one taxpaying company, which is Endesa, and whose successor entity would be “Endesa Chile”, if the corporate reorganization is finally approved.

In relation to deferred tax assets and liabilities, these have been assigned to “Endesa Chile” and “Endesa Américas”, taking into account the underlying assets and liabilities, whose respective temporary differences have resulted in said deferred taxes.

VIII. A) Specific aspects related to taxes that would emerge from carrying out the spin-off.

According to regulations in force and considering the spin-off processes to be completed (see note 1.a), “Endesa Chile” would be required to pay taxes in Peru and Argentina. These taxes, according to tax laws (Ley del Impuesto a la Renta in Peru and Ley de Impuesto a las Ganancias in Argentina), apply to the transfer of investments that Endesa has in these countries and would be transferred to “Endesa Américas”. According to preliminary assessments by Endesa’s Management, it is estimated that these taxes amount to ThCh$ 175,379,000. These taxes, according to the cited laws, are applied to capital gains generated by the difference between the value of disposal and the cost of acquisition of these investments. The applicable tax rate on the respective profit is 30% in Peru and 15% in Argentina.

EMPRESA NACIONAL DE ELECTRICIDAD & SUBSIDIARIES

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENDESA CHILE AND ENDESA AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

These taxes would be considered as deductible expenses for purposes of determining income tax in Chile, therefore creating a tax benefit estimated at ThCh$ 42,090,960 for “Endesa Chile”, using a rate of 24%, which would be applicable in the year 2016 (the year in which the spin-off is expected to be completed).

Appendix D

Board Resolution

D - 1

CORPORATE RESTRUCTURING PROCESS AGREEMENT

Background

On April 22, 2015, the Board of Directors of Endesa Chile acknowledged a Significant Event released by its controlling shareholder, the Italian company Enel SpA, which refers to the desirability that the Board of Directors of Enersis, Endesa Chile and Chilectra analyze a process of corporate restructuring intending for the separation of the activities of generation and distribution of electric energy developed in Chile from those activities in the rest of the countries where the Enersis Group has presence in Latin America (Argentina, Brazil, Colombia and Peru). On this same day, and after an extraordinary meeting of its Board of Directors, Endesa Chile issued another Significant Event in which it reported that the Board had taken note of the Significant Event and had agreed that, once the Board of Directors was renewed, it would examine the possible desirability of initiating the study of a corporate restructuring initiative. On April 28, 2015, the Board of Directors meeting, which took place following the conclusion of the Ordinary Shareholders’ Meeting of Endesa Chile, through a Significant Event of the same date, announced beginning the analysis of corporate restructuring, and directing management to that effect.

As part of the recommended analytical work, on May 18, 2015, the management of Enersis sent a request to the Superintendency of Securities and Insurance (“SVS” in its Spanish acronym), in which they requested, among other things, confirmation that the spin-off proposed by Enersis, Endesa Chile and Chilectra: and subsequent merger of Enersis Américas. Endesa Américas and Chilectra Américas did not constitute an operation among related parties (“OPR” in its Spanish acronym) subject to Title XVI of Law 18,046, on Corporations, (“LSA, in its Spanish acronym). By Official Letter No.15,452 dated July 20, 2015 (“Official Letter”), the SVS confirmed to Endesa Chile that such corporate restructuring does not constitute an operation among related parties, and thus established that the norms in Title XVI of the LSA are not applicable, but only those exclusively established in Title IX of such law.

Notwithstanding the foregoing, SVS said that: “The Board of Directors must have sufficient, comprehensive and timely information when making their decisions on the “corporate restructuring” as a whole, with its various stages, and that (...) the spin-offs and mergers cannot be analyzed as independent nor autonomous.” Therefore, the Official Letter found that among the information that must be made available to the shareholders who are to decide on the spin-offs, aside from the usual information for this type of transaction, was information regarding any merger, particularly (i) information regarding the purpose and expected benefits of the merger; (ii) reports issued by independent experts on the reference value of the entities that would be merged and (iii) estimates of the exchange ratio of the corresponding shares. Similarly, the SVS said that the management of the companies involved may consider other measures so that shareholders have more elements for a proper analysis of the transaction, “such as an

1

express decision by the Directors Committee with respect to the aforementioned corporate reorganization which is the object of your inquiry.” Within this scenario of analysis, in addition to hiring Deutsche Bank (“DB”) as advisor to the Board for the restructuring process, the Extraordinary Meeting of the Board of Directors of July 27, 2015, in line with the provisions of the Official Letter, agreed by unanimous vote of its members, to request that the Directors Committee of the Company decide on the corporate restructuring transaction described in the Significant Event released on that same day. In order to have support in carrying out its work, and comply with information and substantiation requirements regarding the restructuring operation under the terms recommended by the SVS, on August 13, 2015 the Directors Committee agreed by majority to designate “Asesorias Tyndall Limitada” as their financial adviser. Also, in compliance with the provisions of the Official Letter dated September 15, 2015, the Board of Directors agreed by the majority of its members, to designate Colin Becker as independent expert. Finally, it is reminded that the previous April 28, it was agreed to hire the law firm “Claro y Cia” as outside counsel to analyze the transaction from a legal point of view.

Since being appointed, both, the expert and the advising bank DB, have performed an analysis of the corporate reorganization, which concluded with the delivery of Mr. Collin Becker’s expert report on October 30th, 2015 and DB’s report on November 2nd. In addition, the Directors Committee has received the report of its independent advisor, Asesorias Tyndall Limitada, and has held several meetings with the support of its advisor Asesorias Tyndall Limitada which led to the issuance and delivery on November 4, 2015 of the report requested by the Board of Directors.

As a result of the foregoing, it can be concluded from this background that the process of corporate reorganization has been thoroughly discussed by the Board of Directors in meetings dated: April 28; May 19; June 17; July 27; August 28; September 15; October 13; October 30; and the present one on November 5, 2015, particularly in the last meetings where the independent expert and various advisers have informed on the progress of the work before issuing their respective final reports, which allows stating that this Board of Directors has received enough substantial background and advice to decide on the corporate reorganization process.

The Board member Isabel Marshall requested to record on the Board meeting minute her opinion regarding the corporate reorganization proposed by Enel for Enersis, Endesa Chile and Chilectra. She stated, first: In order to have an opinion I have:

•	Analyzed the background information presented and have participated in all general and extraordinary Board Meetings that have covered economic, financial and legal aspects of this subject, asking questions and requesting clarifications.

2

•	Participated in all Director Committees to review this subject that I have been invited to, asking questions and requesting clarifications.

•	Reviewed the various documents presented by Deutsche Bank titled Project Carter II Board Discussion Materials.

•	Reviewed the Expert Report and the Economic Valuation Report performed by the expert Colin Becker from PriceWaterhouseCoopers.

•	Reviewed the Corporate Reorganization Report prepared by Endesa Administration.

•	Reviewed the Report prepared by Asesorias Tyndall Ltda hired by the Directors Committee as financial advisor to analyze the proposed operation.

•	Reviewed the Memorandums and the legal Due Diligence Report prepared by Claro y Cia, as well as the Memorandums of Chadbourne & Parke that were distributed.

•	Reviewed the document titled Enersis Group Corporate Reorganization Proposal

•	Held numerous meetings with Deutsche Bank and Endesa executives to solve doubts, ask questions and request further information.

•	Learned about the valuations performed by independent analysts that have been made public regarding the proposed reorganization.

Second: Having analyzed all the above, I have formed my opinion regarding the implications of the proposed restructuring from the perspective of the social interest of Endesa Chile and all of its shareholders. I have met with the members of the Directors Committee and I fully agree with the content and endorse their report on the Corporate Reorganization.

Reasoning

In view of the above background information, and in line with the indications contained in the Official Letter, the following is analyzed (i) the objectives and expected benefits of the corporate reorganization, (ii) the terms and conditions thereof and (iii) the consequences, implications or contingencies relating to it.

With regard to the expected benefits and objectives of the reorganization, some of which are already contained and developed in the presentation called “Expected Benefits of the Reorganization”, will be made available to the Extraordinary Shareholders’ Meeting, the first of all to be recalled was that it intends to eliminate some of the inefficiencies detected in the past, potential conflicts of interest, duplications or the existence of various layers in the decision-making process. In this regard, one of the main benefits of the corporate reorganization process comes from separating the businesses in Chile from the businesses in other countries, which allows a more diligent and efficient decision making process. On the other hand, the new structure, resulting from the reorganization, leads to the elimination of cross-holdings and therefore simplifies the structure and increases the visibility of Endesa Chile investments, a new geographic and organizational approach to the business. Such separation of the businesses in Chile from the businesses in other countries will also increase the visibility of cash flows received, which in the case of Endesa Chile whose geographical scope will be Chile, translates into greater stability to activity related cash flows in a more stable market.

3

In addition, the respective industrial approaches of the business will offer a new corporate structure, more simple and diligent resulting from the reorganization, increasing the focus of employees and management on their respective geographical area and therefore leading to staff optimization.

In more concrete terms, the corporate restructuring process will provide a real reduction in operational costs. To summarize, the efficiencies for Endesa Chile are estimated to amount to 50 million dollars in operating costs. Efficiencies for Endesa Américas are quantified at 44 million dollars of which 6 million dollars are obtained through operating costs, 8 million in staff and services expenses and tax savings for roughly 30 million dollars.

Derived from the figures detailed above, once the corporate restructuring is completed, in the 2016-2020 horizon, it will be possible to implement a new dividend policy that progressively increases the pay-out of these companies. In this regard, the Board of Directors of Endesa Chile considers that, if the reorganization process takes place, it intends to modify the current dividend policy of the company to progressively increase dividend distribution as follows: 2016: 50%; 2017: 55%; 2018: 60%; 2019: 65%; and 2020: 70%.

In concluding this section, state that the benefits from the corporate restructuring could be expected to basically come from: reducing inefficiencies, optimizing means and resources, a more efficient structure with improved visibility, reduction in costs and increased quantified efficiencies.

Regarding the terms and conditions of the corporate restructuring, they are included in detail in the document named “Descriptive Document of the Corporate Reorganization Proposal” that will be available to shareholders and that explains the legal aspects and mechanics of this operation regarding the terms and conditions of the spin-off of Enersis, Endesa Chile and Chilectra, as well as the subsequent merger of Endesa Américas and Chilectra Américas into Enersis Américas.

Concerning this subject, the uniqueness of this operation stems from the fact that the Official Letter determines that the “reorganization should be analyzed as a whole, with its various stages, since (...) the spin-offs and mergers cannot be analyzed as independent or autonomous.” This is reflected particularly in the need to provide information in addition to that ordinarily provided in a spin-off, referring to a future merger in which some companies will participate, that do not yet exist and obviously do not participate in the spin-off, as detailed in said “Descriptive Document of the Corporate Reorganization Proposal”. In this regard there are two items related to the merger that could be especially relevant for shareholders that must first decide on the spin-off: how it will deal with the right of withdrawal in the subsequent merger, and what would be the “estimated exchange ratio” on which the Official Letter of the SVS has requested

4

advance notice be given. Regarding the first item, the merger of Endesa Américas and Chilectra Américas into Enersis Américas, would give withdrawal rights to shareholders of the three companies involved in the merger. In line with normal practice in such transactions, the exercise of withdrawal rights by unlimited partners or with a very high limit, is considered to not be in the best interest of the company, because it would detract significant company funds to pay shareholders for their shares, alter the percentages of voting rights of the remaining shareholders for not being able to exercise the power of the treasury shares until their sale (if they are not amortized) and, precisely, the sale of a treasury share within the legal one year term could significantly impact the course of trading of the shares of the companies affected. In addition, not setting limits on the right of withdrawal leads to a risk of infringement of the limits of concentration and dispersion of capital with voting rights that are provided for in Article 112 of Title XII of DL 3500 of 1980 and reflected in the bylaws of Endesa Américas and Enersis Américas, resulting from the deprivation of voting rights which is inherent in companies that are part of a treasury.

It is therefore considered necessary to set a limit on that right of withdrawal. After analyzing the precedents of recent transactions in Chile and based on the nature of the companies involved in the corporate reorganization process, it is appropriate to communicate expressly to the shareholders’ meeting regarding the spin-off that it is predicted that the subsequent merger would be conditioned on the establishment of a limit on exercise of the right of withdrawal of up to 7.72% in the case of Endesa Américas. This percentage is the maximum that would allow Enersis Américas to remain in compliance with the limits of concentration and dispersion of capital with voting rights that are provided for in Article 112 of Title XII of DL 3500 of 1980. This condition could, however, be waived if the shareholders’ meeting regarding the merger so authorizes, provided that this is the best interest of the company. Hopefully, Enersis Américas will establish a similar condition, being lower in the case of Chilectra Américas, logically, so that the merger agreements of the three companies would be mutually conditioned on compliance with such conditions.

In this respect, it is considered convenient to inform that, in relation to shares which would eventually be acquired due to the exercise of withdrawal rights, it has been stated in advance that, once the merger becomes effective, Enersis Américas will, within the shortest time reasonably possible, amortize such shares instead of selling them, in order to avoid that the securities issued by this company are affected by a possible sale of the outstanding shares in the market which could negatively impact their price.

Regarding the eventual proposals of limitations on the right of withdrawal in Enersis Américas and Chilectra Américas, once such proposals have been informed by their respective Boards of Directors, they will be included in the Descriptive Document of the Operation.

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On the other hand, and regarding the “estimated exchange ratio” below are the ranges of estimates presented by the expert, Mr. Collin Becker; those included in the report of the banking advisor DB, Tyndall.

ENDESA CHILE	Exchange Ratio Range (ENI)		Exchange Ratio Range (EOC Min)
	Min	Max	Min	Max
Expert Colin Becker	84.6%	86.2%	13.8%	15.3%
Tyndall	83.3%	85.0%	15.0%	16.7%
Deutsche Bank	84.1%	87.2%	12.6%	15.8%

As it has been stated before, it was recalled that the percentage limit of the withdrawal right, as well as the “estimated exchange ratio” are elements that are to be decided by the shareholders meetings of the companies that participate in the merger, not those companies that decide about the spin-off, although, per the recommendation of the SVS to provide the maximum amount of information to the market through the Official Letter, it is considered appropriate to facilitate such actions described above. In addition, it is therefore not possible for the Company to guarantee that due to various objective circumstances, for example, material changes in the markets, such parameters which are disclosed to the shareholder meeting regarding the spin-off are the same parameters on which the shareholder meeting regarding the merger actually votes.

To conclude this section, regarding the consequences, implications or contingencies related to the corporate restructuring, they have all been discussed in detail in the reports of the expert, as well as in the report of the Banking Advisor of the Board of Directors, the Financial Advisor of the Directors Committee, and by the Directors Committee in its own report, although, the intention is to highlight the tax implications of the transaction and the consequences of the fact that the spin-off and merger are two different legal operations, despite the Official Letter considering in its analysis that they may not be carried out separately, which is the source of the risk that the merger not take place.

As to the first of these items, and precisely as it has been exhibited to the Board of Directors in the presentation on tax effects, the spin-offs will only generate taxes in Peru (and in Argentina, although due to the valuation of the companies, the impact is irrelevant), which is estimated to be a cost of $251 million dollars for Endesa Chile, although 60 million should be subtracted due to tax deductions in Chile. Even

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so, the spin off itself has a positive fiscal impact on Endesa Chile due to an increase in tax credit, which in present value is estimated to amount to 332 million dollars for Endesa Chile. Finally, it was noted that although the SVS in its Official Letter has considered that the spin-off and merger cannot be analyzed separately, the two transactions are unquestionably legally distinct. In this respect, it is not possible to legally guarantee that once the spin-off has been agreed upon, that the merger will take place, because, among other reasons, two of the three entities that are intended to participate in the merger still do not exist as they will be created as a result of the spin-offs.

Notwithstanding the foregoing, due to the background described above and the analysis performed, it is possible to anticipate in the case of Endesa Chile this Board of Directors considers that, due to the reasons described above, the execution of the merger under the terms proposed in the process of the corporate restructuring, would be in the best interests of the company. Thus, unless there are significant adverse supervening events, if the spin-off is approved, the Board of Directors of Endesa Chile intends to perform the necessary legal actions to promote and submit the merger of Endesa Américas and Chilectra Américas into Enersis Américas to the Shareholders’ Meeting of Endesa Chile in the shortest time period possible that be in the best interest of the Company, when it is legally possible.

The board members, Sirs Atton, Cibié, Lamarca and Mrs. Marshall, in a minority vote, propose that in order to protect the value of Endesa, and for the corporate reorganization to be beneficial to all Endesa shareholders, the following conditions should also stand:

a.	If for any reason should the merger not take place, Endesa Chile should be held harmless of the the taxes to be paid on the capital gains resulting from the spin-off.

b.	Mitigate other risks related to the approval of the spin-off and that later the merger does not take place or that it is approved with an exchange ratio that is less favorable than the exchange ratio used as a reference when the spin off was approved.

c.	Define an exercise price of the withdrawal right of the merger of Endesa Américas and Enersis Américas that is equivalent to the market price of Endesa when the spin-off takes place.

d.	Satisfactorily regulate conflicts of interest with regard to Endesa Chile by means of obligations that are readily controllable and binding, that represent the activities carried out by Enel Green Power in the country and that Endesa Chile be the main vehicle of growth in generation.

e.	Protect the investment value of Endesa Chile after the spin-off, incorporating norms permanently into bylaws, that at least assure the following:

1.	That full advantage will be taken of the growth potential of Chile and of the financial capacity of the company, setting strategic criteria and financial goals to develop investment projects.

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2.	That current water rights owned by Endesa Chile will be protected and taken full advantage of.

3.	That in the absence of investment projects that satisfy the investment criteria defined, the excess cash flows that are generated yearly will be distributed to shareholders as dividends or as capital reduction payouts, avoiding that leverage (net debt/EBITDA) fall below a predetermined minimum level

Concerning the conditions mentioned, the board members Mr. Viale, Mr. Vaglisindi, Mr. Buresti and Mr. Mateo and Mrs. Gostinelli, want to state the following:

(i)	Regarding the condition stated in part (b), it must be duly noted that the “estimated exchange ratio” is a decision that corresponds to the shareholder meetings of the companies that participate in the merger and not to the shareholder meetings that decide upon the spin-off, even though taking into account the recommendation made by the SVS to deliver as much information as possible to the market by means of the Official Letter, it is considered opportune to disclose the information according to the terms described above. Additionally and consequently it is not possible for the Company to guarantee that for several objective circumstances -for example, and among others, material changes in the market- such parameters disclosed to the shareholders meetings regarding the spin off, will be the parameters that will actually be voted in the shareholders meeting to vote the spin off. Therefore designing mitigation mechanisms results unseemly.

(ii)

Regarding part c), implementing what was suggested in the minority vote is not appropriate, considering that the value to be paid per share to the shareholders that according to the law oppose the merger, is to be calculated and applied according to the LSA, and its Regulations and norms stated by the SVS; that is, if , as is expected, Endesa Américas stock is frequently traded, the price to be paid would be the weighted average of the stock market transactions of the share during the 60 trading day period between the 30th and the 90th day trading day prior to the date of the company’s extraordinary shareholders meeting in which the merger is agreed. With regard to Endesa Américas’ shares, in order to determine if they satisfy the market trade frequency condition that must be greater than or equal to 25%, which is one of the requirements in order to be considered as a frequently traded stock, the amount traded daily on the

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stock market in which the shares are traded the days prior to the spin-off of Endesa Chile ( that is, the day in which each spin-off takes place) will be the value resulting from multiplying the total daily stock market transactions of Endesa Chile shares, by the percentage the balance sheet equity of Endesa Américas represents of Endesa Chile, according to the SVS standard accounting principle Norm N°327 .

(iii)	Regarding part (e) it is considered that it is not appropriate that elements and circumstances such as those referred to from parts (i) thru (iii) be included in the company By-laws, whose purpose is to rule operations and not “protect investment values” or other interests that could be related to the company’s corporate governance rather than its management or activity. Additionally, and without getting into discussing if those goals are common or not, it is considered that it is not a matter of this operation to request that they be guaranteed within its context.

AGREEMENT No. 1507:

In light of that described above, considering the reports and opinions made available for the Directors and keeping in mind the expected benefits of the corporate reorganization, the terms and conditions of the same as well as its consequences, implications and contingencies, the Board of Directors, agreed with the vote of Mr. Viale, Mr. Vagliasindi, Mr. Gostinelli, Mr. Buresti and Mr. Mateo, subject to what is to be said about the reference exchange ratio, concluded that the transaction as described previously, does contribute to the best interest of Endesa Chile. The board members Mr. Cibie, Mr. Lamarca, Mr. Atton and Mrs. Marshall concur on this vote as long as the conditions stated in part 5 of the Director’s Committee Report dated February 11, 2015 are included.

With regard to the reference exchange ratio, the board members opinions were not unanimous. Mr. Cibie, Mr. Lamarca, Mr. Atton and Mrs. Marshall consider that the minority shareholders should hold at least 16.7% of the capital of the company resulting from the merger, Enersis Américas. On the other hand, Mr. Viale, Mr. Mateo, Mr. Vagliasindi, Mr. Buresti and Mrs. Gostinelli consider that the minority shareholders should hold at least 15.5% of the capital of the company resulting from the merger, Enersis Américas.

Given this difference of opinion on the percentage that the minority shareholders should hold of the capital of the company resulting from the merger, the Board of Directors unanimously agreed to inform a range from between 15.5% and 16.7% and that the shareholders of Endesa Chile ( that is, for each share of Endesa Américas, its shareholders will receive between 2.75 and 3 of shares of Enersis Américas) should decide based on the background information, reports and opinions that will be made available to shareholders prior to the shareholders meeting, when it comes the time, about the reference exchange ratio that is ultimately approved.

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Appendix E

Directors’ Committee Report

E - 1

THIS IS A FREE TRANSLATION. THIS ENGLISH VERSION OF ENDESA CHILE’S DIRECTORS’ COMMITTEE REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER AND HAS NOT BEEN REVIEWED NOR APPROVED BY THE DIRECTORS’ COMMITTEE. FOR ALL EFFECTS THE SPANISH VERSION SHALL PREVAIL AND CONTROL.

Santiago, November 4, 2015

Mr. Enrico Viale

Chairman of the Board of Directors

Empresa Nacional de Electricidad S.A.

Santiago

Ref: Corporate Reorganization report

Dear Sir,

In accordance to the required by the Directors’ Committee of Empresa Nacional de Electricidad S.A. (“Endesa”) by agreement No. 200-1 dated August 13, 2015 and article 50 bis of the Chilean Companies Act 18,046, on behalf of the Director’s Committee of Endesa (the “Committee”), Mr. Enrique Cibie Bluth, Mr. Felipe Lamarca Claro and Mr. Jorge Atton Palma, hereby report the following with respect to the corporate reorganization process described in the significant events filed on April 22 and 28, 2015 and July 21 and 27, 2015, (“Corporate Reorganization”).

I.- Introduction and background information

On April 22, 2015, Enel, the controller of Enersis S.A. (“Enersis”), Endesa and Chilectra S.A. (“Chilectra”), released an agreement of its Board of Directors conveying the Boards of Directors of Enersis, Endesa and Chilectra to begin the analysis of an eventual corporate reorganization process (“Corporate Reorganization”) with the intention of separating the electricity generation and distribution assets in Chile from those in other countries in Latin America.

Enel’s communication stated the following:

•	The Corporate Reorganization proposal is an initiative, which is part of the group rationalization and simplification program announced previously by Enel.

•	This Corporate Reorganization would eliminate duplications and overlaps among companies reporting to Enersis that (i) are affecting the assets valuation for all shareholders, reducing the visibility of the different businesses, and (ii) are making the decision-taking process unnecessarily complex.

•	Differentiate clearly the operations in Chile from those in other Latin American countries would facilitate the creation of value for Enersis, Endesa and Chilectra, and all their shareholders.

•	The competent organs of Enersis, Endesa and Chilectra would evaluate the eventual conditions and procedures to implement the Corporate Reorganization, in compliance with applicable laws.

On the same date, April 22, 2015, the Boards of Directors of Enersis, Endesa and Chilectra were informed of Enel’s communication.

On April 28, 2015, the Board of Directors of Enersis, our parent company, resolved to begin the assessment of a potential Corporate Reorganization to separate electricity generation and distribution activities in Chile from those carry out by Enersis and its subsidiaries, Endesa and Chilectra, outside of Chile, and after to merger the latter in just one vehicle to be named Enersis Américas.

On the same date, the Board of Directors of Endesa reported that (i) the Board of Directors of Enersis informed to Endesa that Enersis had begun the assessment of the Corporate Reorganization and (ii) the Board of Directors of Endesa had decided to begin the assessment of the Corporate Reorganization.

On July 21, 2015, Endesa received an Official Letter No. 15452 from the Superintendence of Securities and Insurance (“SVS”) with instructions relating to the Corporate Reorganization. The Official Letter included, among other things, the recommendation that the Management would consider a request of a explicitly pronouncement to the Directors’ Committee with respect to the Corporate Reorganization, given the complexity of the operation and in order that shareholders have additional information for a proper operation analysis.

On July 27, 2015, Enersis, Endesa and Chilectra informed that their respective Board of Directors agreed that if the Corporate Reorganization were approved, would be carried out by the following corporate operations:

•	Each of Enersis’ subsidiaries Endesa and Chilectra would be divided to create (i) a new company from Chilectra spin-off (“Chilectra Américas”) to which would be allocated the corporate participations and other assets that Chilectra owns outside Chile, plus their related liabilities, and (ii) a new company from the Endesa spin-off (“Endesa Américas”) to which would be allocated the corporate participations and other assets that Endesa owns outside Chile, plus their related liabilities. For the purposes of this report, the successor companies of Chilectra and Endesa will be called “Chilectra Chile” and “Endesa Chile” respectively.

•	Enersis would be divided to create a new company (“Enersis Chile”) from this spin-off to which would be allocated the corporate participations and assets of Enersis in Chile, including the participations in Chilectra Chile and Endesa Chile (after Chilectra and Endesa spin-off), plus the related liabilities, remaining in the successor company (to be called “Enersis Américas” after the spin-off) the non-Chilean corporate participations of Enersis and those in each of the new companies Chilectra Américas and Endesa Américas created from the Chilectra and Endesa spin-off mentioned above, plus their related liabilities.

•	Once the above spin-offs have been completed, Enersis Américas would absorb through a merger Chilectra Américas and Endesa Américas, and therefore, the latter companies would be dissolved without winding up, grouping all the non-Chilean participation of the Enersis Group. This merger, which involves two newly- incorporated companies (Endesa Américas and Chilectra Américas), shall be carried out as soon as legally pursuant to the provisions of the applicable regulations.

In addition, Enersis advised that (i) the resulting companies would be domiciled in Chile and their shares would be listed on the same stock exchanges as the existing companies of the Enersis Group, and (ii) that none of these abovementioned transactions would require additional financial contributions from the shareholders.

By its Resolution 1500-06 dated July 27, 2015, the Board of Directors agreed to require to the Directors’ Committee to pronounce explicitly on the Corporate Reorganization.

On August 3, 2015, the Committee appointed Asesorías Tyndall Limitada (“Tyndall”) as financial adviser to the Director’s Committee to work within the scope and objective of Corporations Law (“LSA”), article 147, regarding independent appraisers, and also to comply with the general terms and conditions set forth by SVS in Official Letter No15442.

On July 20, 2015, the SVS published Official Letter No.15443, in which responded Enersis’ private request related to the Corporate Reorganization, and stating the following among other:

1.	The LSA, Chapter XVI regulations are not applicable to a publicly held corporation, except for the provisions specifically regulating the spin-off agreements.

2.	The LSA, Chapter XVI regulations are not applicable in a merger involving one or more publicly held corporations, except for the provisions specifically regulating the merger agreements.

3.	The LSA, Chapter XVI regulations regarding related party operations are not applicable to a spin-off and merger of the Corporate Reorganization, whether individually or considered as a whole. Only the provisions specifically regulating such agreements are applicable.

After the SVS pronouncement, AFP Habitat challenged its legality before the Santiago Court of Appeals, and is currently pending resolution.

II.- Tyndall Report

During August, September and October 2015, the Committee held periodic meetings with members of the Tyndall team to clarify the scope of the mandate, exchange impressions on the Corporate Reorganization and enter into the details of the methodology and preliminary results of the analysis.

On November 4, Tyndall presented to the Committee its final report on the Corporate Reorganization (the “Tyndall Report”).

Following a very detailed analysis of the operation, Tyndall in its report concludes as follows with respect to the proposed Corporate Reorganization:

1.- In its opinion, this would be an operation generated from the perspective of Enel and Enersis, but not Endesa

a.	The precedent behind the Corporate Reorganization is that the present configuration of the Enersis Group presents three types of problem: (i) administrative inefficiencies, (ii) inefficiency in the use in Chile of credits for taxes paid at the operative corporate level outside Chile, and (iii) market under-valuation of the assets of the Group.

b.	These three types of problem however seem to be matters of more interest to Enel than to Endesa.

i.	Administrative inefficiencies

1.-More than resolve inefficiencies, it appears to them that the Corporate Reorganization seeks to adapt the organizational structure to a particular form (of various possibilities) in which Enel wants to manage the group of companies under its control. While this is a legitimate objective of the controller of a group, it should not be confused with “inefficiencies”.

2.-If there were important inefficiencies, three problems persist:

a. They have not been precised.

b. Being management matters, it is reasonable to think that the solution might be implemented without having to incur the costs and risks the Corporate Reorganization implies, and

c. There is not much sense that the solution involves separating Chile, on the one hand, and leaving together on the other hand countries as dissimilar as Argentina, Brazil, Peru and Colombia.

ii.	Inefficiency in the use in Chile of credits for taxes paid at the operative corporate level outside Chile.

This is a benefit produced mainly at the level of Enersis shareholders and, among them, with respect to shareholders with final rates of tax (Global Complementario and Adicional) higher than the current rate of income tax in Chile and, in the case of non-residents in Chile, with respect to those that reside in countries with current double-taxation agreements with Chile.

iii.	Market under-valuation of the assets of the Group

1.- The Corporate Reorganization does not point to changes in the generator factors (drivers) of value of the operative companies, but speculates on a possible reduction in the discount at which Enersis and Endesa would trade if the participations are grouped in different companies.

2.- The conflict of interest with respect to the controller is maintained (if not increased) with respect to Endesa Chile.

3.- The principal beneficiary of a reduction in the discount, if any, would in our opinion be Enersis.

2.- It would confirm what is stated before, the fact that Enel has proposed the Corporate Reorganization as the only possible solution, in spite there are various alternative options.

a.	When the board of Enel considered appropriate that the boards of Enersis, Endesa and Chilectra begin an analysis of a possible corporate reorganization process, it has not been presented as a process of open strategic reflection, seeking the best solution to resolve the problems of the current structure, but directly stated that the operation to be analyzed should be the separation of the electricity generation and distribution assets in Chile from those in other countries in Latin America, through the specific operations that conform the Corporate Reorganization.

b.	Given the scope of the report which was limited to the proposed operation, Tyndall did not comment on others alternative options, but stated the following:

i.	There is low probability that a sole proposed structure would be the optimal to resolve simultaneously all issues;

ii.	From Endesa’s point of view, among the three identified issues, the one that is of most interest to its shareholders would be the third, this is, the potential undervaluation of its shares, compared to the value of its underlying assets, and

iii.	Of the three identified issues, however, the one that the Corporate Reorganization would better resolve would be the second, this is, the use of credits in Chile for taxes paid at the level of operating companies located outside of Chile.

3.- The proposed Corporate Reorganization, by not seeking changes in drivers of value for the operating companies, would not have, as an effect, a value creation in absolute terms.

a.	There are no important changes at the level of the operating companies in terms of expected cash flows, or factors that make the applicable rates of discount to change for discounting those flows.

b.	At the level of the parent companies, the net benefits in terms of cash flow, if any, would be marginal.

c.	Tax benefits resulting from the improved use of credits at the shareholder level is not equal for all shareholders.

d.	Therefore, in order for value creation to exist for the shareholders of the different companies, it would have to come from:

i.	An eventual reduction in the discount at which Enersis and Endesa is currently traded, due to1:

Enersis Chile + Endesa Chile + Enersis Américas > Enersis + Endesa

ii.	The resulting ownership stake for the different groups of shareholders in the merger of Enersis Américas.

4.- A reduction in the discount at which Enersis and Endesa is currently traded is possible, but uncertain.

a.	It is difficult to determine the discount at which Enersis and Endesa is currently traded with respect to their intrinsic value as this value is not observable. Any effort to quantify that discount would therefore be a simple approximation.

b.	The valuation analysis of Tyndall suggests that:

i.	Both companies trade at a discount with respect to the value of the sum of their parts or net value of their assets.

As indicated in the report, this is a common occurrence in the case of holdings and diversified companies.

ii.	The discount would be greater for Enersis than it would be for Endesa.

1.	While the market value of Enersis and Endesa show a discount similar to the net value of assets determined according to the discounted cash flow (DCF), the result using the market multiples methodology for the underlying operating companies is a discount almost twice as greater for Enersis.

2.	As explained in the report, one of the issues of valuing a company using DCF is that the result depends on the assumptions on which the projections are prepared. In this case, the projections were prepared by the companies’ management units, which are not necessarily neutral regarding the Corporate Reorganization. Therefore, Tyndall prefers the use of the results based on market multiples.

c.	Determining a priori how much of this discount might disappear because of the Corporate Reorganization is highly speculative as it implies predicting the levels at which all the resulting companies will trade following the Corporate Reorganization.

[1]	Chilectra Chile is considered within Enersis Chile

It is particularly difficult to determine the level at which the merged Enersis Américas will trade as:

1.	There are no “comparable” companies, and

2.	Enersis Américas would be quite an atypical investment vehicle: a holding listed in Chile whose assets would be ownerships in distribution and generation companies in other countries.

d.	The hypothesis that this discount would be due to investors not valuing Enersis and Endesa properly because of the lack of visibility of the underlying businesses has two problems:

i.	First, it would imply that market prices are “incorrect”, an argument that should always generate mistrust.

ii.	Second, it does not seem to be confirmed in the case of Enersis and Endesa based on the carried analysis, since a revision of market analysts’ reports show that these currently value Enersis and Endesa as the sum of all their participations in the different underlying businesses.

e.	Tyndall therefore concludes that it would be reasonable to conclude that the discount that the market applies to Enersis and Endesa can have other causes and even be justified by other factors.

5.- If, as suggested in the analysis realized by Tyndall, Enersis trades at a greater discount than Endesa, determining the Exchange Ratio on the merger with Enersis Américas using the relative contribution based on the value of the sum of the parts, without market adjustment, would be detrimental for Endesa shareholders.

a.	The valuation by sum of the parts without adjustment ignores the discount that the market applies.

b.	By eliminating the discount applied by the market therefore, the valuation by sum of the parts favors the company which has the greater discount (in this scenario, Enersis).

i.	As a reference, Tyndall states, the difference in relative contribution in the merged Enersis Américas of the minority shareholders of Endesa using market multiples without adjustment and with such adjustment, would be 1.5 percentage points:

1.	13.6% without adjustment.

2.	15.1% with adjustment.

c.	A similar discussion, Tyndall adds, happened during the capital increase of Enersis back in 2012, when it was discussed whether the participations contributed by the controlling shareholder should be valued according to their discounted cash flow value or market value, prevailing the latter.

6.- In addition, given the asymmetrical distribution of possible benefits, costs and uncertainty between the different groups of shareholders involved, the Corporate Reorganization presents a greater risk for Endesa than for Enersis.

a.	Endesa will incur an effective cost of US$ 251 million, for concept of capital gain, due solely to executing the Spin-Off.

b.	The greater use as credit of foreign taxes mainly benefits Enersis shareholders and its calculation depends on the specific conditions of each shareholder.

c.	If the market effectively applies to Enersis Américas a discount lower that the one currently applied to Enersis, most of the benefit would apply to Enersis shareholders.

d.	Regarding Endesa shareholders, there is a risk that the new Endesa Chile, resulting from the Spin-Off, would trade at a discount of its closest comparables (Colbún and AES Gener), a result that cannot be discarded a priori considering that:

i.	By focusing exclusively on Chile, its growth prospects can be limited, and

ii.	May be exposed to the conflict of interest with its controlling shareholder.

7.- A reasonable approximation for determining the Exchange Ratio should consider:

a.	The relative contribution made by each group of shareholders to the merger of Enersis Américas at values that consider the relative discounts at which Enersis and Endesa are currently traded, this is, at most similar values to the market.

b.	A compensation for the effective tax cost that Endesa will incur on the spin-off, and

c.	The relative risks incurred by the different groups of shareholders.

8.- Tyndall believes that a methodology to achieve these goals would be as follows:

a.	To begin with a reasonable range of relative contribution built using the value of the sum of the parts, adjusted to market.

i.	In this case, the DCF (13.9%), market multiples (15.1%), or an average of both (14.5%) can be used.

ii.	While the average of both methodologies is a good option, due to reasons aforementioned, Tyndall recommends the valuation by multiples, adjusted to market.

b.	To recognize to Endesa shareholders a larger participation in Enersis Américas in order to compensate the reduction in value resulting at the Endesa Chile level, regarding the tax payable, as a consequence of the spin-off operation (0.8% of greater participation in Enersis Américas).

c.	On the basis of possible multiples at which Enfdesa Chile and Enersis Américas expect to be traded, determine the Exchange Ratio at which, with a reasonable minimum width, is equivalent to the present value of the Endesa shares.

As this is a minimum, “expected” values should not be considered (since they do not consider a possible asymmetric distribution of the scenarios), but that level of participation in Enersis Américas which, supposing reasonable levels of valuation, covers more than half of the possible scenarios.

9.- Based on its analysis, Tyndall estimated that an Exchange Ratio that would meet these conditions would be one that resulted in a participation for the minority shareholders of Endesa of at least 16% of Enersis Américas.

a.	This percentage would not be very different to the result of the relative contribution according to market multiples adjusted to market (15.1%), incorporating a compensation of 0.8% due to the net present value of the tax effects of the spin-off.

b.	It would reflect an achievable valuation scenario for Endesa Chile and Enersis Américas without having to “bet” that the market would “correct” a supposed valuation “error”.

c.	It would comply with the restriction imposed by Enel, as it would maintain more than 50% of the shares of the merged Enersis Américas, and

d.	Also leave Enersis’ shareholders in a comfortable position to maintain its present value, considering the conservative valuation scenarios of Enersis Chile and Enersis Américas.

e.	To the extent that conflicts of interest with respect to Endesa Chile are resolved and the risks of the process are mitigated for the Endesa shareholders (both described in points 15 to 18 of the Executive Summary of the Tyndall Report), the minimum participation for the minority shareholders of Endesa could decrease, albeit marginally, because the 15.9% obtained through the relative contribution plus adjustment for tax would be applied.

10.- Given the relative weight of the Chilean and non-Chilean assets in the value of the equity of Endesa, the impact on the value of the Corporate Reorganization for Endesa’s shareholders is going to depend largely on how Endesa Chile trades in the future.

a.	Depending on the methodology used, the pro-forma value of the equity of Endesa Chile (assets and liabilities retained in the spin-off) represents ~65% of the total pre-operation value. Therefore the value at which Endesa Chile is expected to trade has a greater impact than the value at which Enersis Américas is expected to trade.

b.	The conflict of interest mentioned as a reason for the Corporate Reorganization, while mitigated in the case of Enersis Américas, is not eliminated in the case of Endesa Chile, as the difference is maintained between voting rights and economic rights of Enel.

c.	It could even be reasonably argued that such conflict, with respect to Endesa Chile, could increase with the Corporate Reorganization.

i.	Growth opportunities (organic and inorganic) in the future outside Chile are going to be developed through Enersis Américas.

ii.	In the unlikely event that the Board of Endesa Chile, controlled by Enel, decided to grow in a market outside of Chile, it would have to compete with Enersis Américas.

d.	It should be understood that Endesa Chile should remain focused exclusively on Chile in the future.

iii.	However, Enel Green Power (“EGP”), a company in which Enel holds 69% and could increase to 100% as has been announced, is increasing its participation in Chile.

iv.	Therefore, aside from large projects, Endesa Chile is going to have to compete with EGP, affecting its growth opportunities in Chile.

e.	If Endesa Chile remains focused exclusively on Chile, by the nature of its asset base and its large relative weight in the generation market, decreasing net investment rates can be expected along with a consequent significant reduction in the “net debt” of the company.

The pyramid ownership structure like that in which Endesa Chile will remain, with dissociation between control and economic rights, generates incentives to reduce debt and retain cash in the base (Endesa Chile), as that reduced “net debt” is recognized 100% at the top of the pyramid, increasing the borrowing capacity of the intermediate entities.

11.- A concern when evaluating the Corporate Reorganization should therefore be to adopt safeguards with respect to the future situation of Endesa Chile, especially related to the following matters:

a.	Endesa Chile’s future debt and dividend policies.

i.	As indicated in the previous point, if Endesa Chile is focused exclusively on Chile, it is to be expected that there will be decreasing net investment rates and a significant reduction in the company’s “net debt”.

ii.	It appears that Tyndall does not believe this to be negative per se as companies with structural cash generation surpluses can also be attractive as an investment alternative, in particular for investors that are focused more on yields based on dividends (dividend yield) than on capital appreciation.

iii.	A negative scenario however would be if Endesa Chile on the one hand does not grow and accumulates cash, and does not distribute the generated cash surpluses to its shareholders.

iv.	It is unlikely that this would happen in a context of symmetrical horizontal ownership in terms of voting rights and economic rights. However, as indicated above, in a pyramid ownership structure like that in which Endesa Chile would find itself, with dissociation between control and economic rights, there is an incentive for the controlling shareholder to reduce debt and retain cash in the base (Endesa Chile), as such reduced “net debt” is recognized 100% at the top, increasing the borrowing capacity of the intermediate companies.

v.	An important concern in deciding on the spin-off of Endesa should therefore be to ensure, for example, fixed rules in the company’s bylaws, a financial policy scheme for Endesa Chile which makes it an attractive stock for investors focused on dividends.

1.	Range with minimum debt, and

2.	Cash surpluses distribution policy.

b.	The potential conflicts of interest with Enel, in particular with respect to the active presence of EGP in Chile.

i.	The Corporate Reorganization does not resolve the potential conflict of interest relating to Enel Green Power.

ii.	While this is outside the Corporate Reorganization, we believe that it could be a good opportunity to resolve it by, for example, signing a joint investment agreement in Chile.

12. The Corporate Reorganization, in the terms proposed, presents certain risk for Endesa shareholders.

a.	Risk that Endesa is divided and then the merger with Enersis Américas is not completed.

i.	As a result of the spin-off, Endesa shareholders are going to receive shares in Endesa Chile and Enersis Américas.

1.	Endesa Chile does not imply a change with respect to the merger.

2.	Enersis Américas on the other hand would be a finance holding company without its own organizational structure.

b.	If the merger is not completed, there are various risks that can impact the value, among which Tyndall mentions:

i.	Company management in the future if the merger is not completed or is postponed.

ii.	Uncertainty regarding the future may significantly affect the quoted price of the share, and

iii.	Share liquidity.

c.	Risk that the Exchange Ratio is modified after the approval of the spin-off.

i.	Of the three divided companies, Tyndall considers Enersis Américas to be the most exposed in a renegotiation of the terms of exchange.

ii.	From a purely organizational point of view, Enersis Américas pre-merger should not be very different to the entity once merged and Chilectra Américas (99% Enersis Américas) would not require an organization, as their management would not change. Enersis Américas however would be in an intermediate position, requiring a separate organization, which implies costs not currently considered.

iii.	From the point of view of costs and benefits, some of them (the most tangible) will already have been produced, the capital gains tax in Peru will already have been triggered (principally affecting Endesa Chile) the use of credits for taxes paid abroad does not require the merger (the Enersis Américas shareholders are the main beneficiaries of this effect).

d.	The right to withdraw may not be a sufficient protection for a dissident shareholder.

Should the merger be approved and an Endesa shareholder feels disadvantaged and wants to withdraw from the company, due to the timing of the different steps, it is highly probable that the exercise price for withdrawal has already incorporated the terms of the merger exchange and therefore offers insufficient protection in terms of the exercise price.

13.- In order that the Corporate Reorganization contributing to the best interests of Endesa and meets what might be considered as market prices, terms and conditions at the date of this Report, Tyndall suggests that the following conditions should be met as a minimum the following conditions:

a.	The Exchange Ratio for the merger of Endesa Américas with Chilectra Américas and Enersis Américas should be that resulting in a participation of the Endesa’s minority shareholders of no less than 16% of the shares of the merged Enersis Américas.

b.	Prior to the approval of the spin-off of Endesa into Endesa Chile and Endesa Américas, the following aspects should be verified, clarified and/or corrected, as the case may be:

i.	Confirm with a third party expert in tax matters the tax benefits derived from a better use of credits for taxes paid abroad.

ii.	Adopt precise conventions with respect to how to adjust the Exchange Ratio for variations that would be produced in the equities of the companies to be merged between June 30, 2015 and the reference balance sheets used for the approval of the different operations.

1.	The date of valuation and the date of the reference balance sheets used to calculate the equities of the companies to be merged was June 30, 2015.

2.	Under Tyndall’s understanding, the pro forma balance sheets as of September 30, 2015 are going to be used for the spin-offs.

3.	The merger is going to occur in 2016, using the pro forma balance sheets corresponding to that year.

c.	Adopt contractual safeguards ensuring that once the spin-offs are approved, the Exchange Ratio will not be changed.

d.	Define a compensation for Endesa shareholders in the event in which the spin-off of Endesa is completed, but the merger with Enersis Américas do not occur or occurs outside the term considered for approving the spin-off.

e.	Ensure that if cash surpluses are accumulate in Endesa Chile, these are going to be distributed quickly as dividends (given the percentage that Enersis Chile is going to control in Endesa Chile, this should be incorporated in the bylaws of Endesa Chile and require a majority of over two-thirds of the shares with voting rights for its amendment).

f.	Mitigate conflicts of interest at the Endesa Chile´s level, especially with respect to the exploitation by Enel Green Power, or other entities controlled by Enel, of generation opportunities arising in Chile through vehicles other than Endesa Chile.

III. Other information

The following information was taken into account by the Committee in addition to the Tyndall Report:

1.	Document presented to the Board of Directors by Deutsche Bank called “Project Carter II Board Discussion Materials” dated November 2, 2015.

2.	Reference Expert Appraisal Report and Economic Valuation Report dated October 30, 2015 issued by independent expert appraisal, Colin Becker, partner of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada.

3.	Various presentations made to the Board of Directors by the Endesa’s Management; and

4.	Corporate Reorganization Report provided by the Management.

The Committee points out the following with respect to this information:

a)	Both the Deutsche Bank report and the Reference Expert Appraisal Report use as estimation of the value of the equity for determining the reference exchange ratio for the merger of Enersis América, Endesa Américas and Chilectra Américas, the estimated economic valuation according to the criterion of sum of the participations corresponding to the generation, transmission and distribution businesses in Peru, Colombia, Brazil and Argentina under the discounted cash flow method, without any adjustment for market discount.

b)	In our opinion, the valuations used to determine the exchange ratio should reflect conditions prevailing in the market at the time of the operation, with which such valuations should be consistent in relative terms with the present market valuation of Enersis and Endesa, which implies considering the discount at which these companies currently trade.

c)	In addition, in the case of the Reference Expert Appraisal Report, two points come to our attention which seem to be important:

a.	Despite obtaining a positive value for the Argentine participations valued using the discounted cash flow method, no value is assigned for valuation purposes, but instead considering the various participations as zero for the purposes of calculating the reference exchange ratio.

b.	The assumptions adopted by the Expert Appraisal for determining the terminal value of the different operative companies favor the distribution assets, by assuming a higher growth rate in perpetuity for these than for the generation assets. This does not make much sense, considering that these are growth rates in perpetuity, a horizon in which one would expect supply and demand for electricity to coincide.

d)	For these considerations, our analysis will use the estimated values included in the Tyndall Report, in which a market adjustment is made.

IV. Committee’s pronouncement

1.- Nature of the operation and protection of the interests of Endesa’s shareholders

a.	As first point, this Committee wishes to note that there is a specific pronouncement by the SVS in the sense that it is not appropriate to use in the spin-off and merger operations, which composed the Corporate Reorganization, the regulations governing operations with related parties of Title XVI of the LSA. Only the provisions that specifically regulate the respective spin-off and merger agreements have to be applied. This pronouncement is also subject to appeal proceedings before the Santiago Court of Appeal. This Committee has considered itself inhibited from pronouncing on whether such regulations apply or not and will wait until the court resolves the case, as the Directors’ Committee has no legal powers to change an already-defined classification of the SVS, as this is the organ expressly called by law to interpret it.

b.	Beyond the legal qualifications on the operations comprising the Corporate Reorganization, this Committee considers that the Corporate Reorganization, from an economic-financial point of view, is unequivocally an operation between related parties as the interests of Endesa, a subsidiary in which Enersis only holds 60% ownership, go against the interests of the parent company Enersis itself and of another subsidiary, Chilectra, controlled 99% by Enersis. This clash of interests is produced specifically in the merger, by having to set an exchange ratio based on values related to the equities of the three companies involved, the clash of interests affects the whole Corporate Reorganization as the intended objective is only achieved if each and every one of the proposed stages is carried out.

c.	Therefore, regardless the legal discussion, this Committee is concerned with the asymmetry produced between the different shareholders, especially the position of the Endesa’s minority shareholders .

d.	In the absence of an explicit pronouncement by the authority with competence for administratively interpreting the LSA, this Committee considers that there would have been sufficient arguments for submitting the Corporate Reorganization to the procedure established in Title XVI of the LSA.

e.	In any event, this Committee has taken all safeguards for acting with the due diligence established in legislation. We have therefore seen and analyzed all the legal, technical and financial-accounting reports made for this operation, ensuring that shareholders have the highest possible standard of information.

f.	From this point of view, this Committee believes it is necessary to ask whether, considering the specific and concrete situation of the Corporate Reorganization, the special regulations covering spin-offs and mergers grant sufficient protection from an economic-financial point of view or whether it would be advisable to adopt additional safeguards to protect the interests of all Endesa’s shareholders.

g.	For the reasons set out below (and in point 3 below), this Committee believes that the special regulations covering spin-offs and mergers may be insufficient in the case of the Corporate Reorganization.

i.	The Corporate Reorganization supposes, as a first step, to be agreed at a shareholder meeting to be held in December 2015, that Endesa is spin-off into two companies: Endesa Chile (the successor of the current, which retains the Chilean assets) and Endesa Américas (a new company to which the participations in foreign companies is assigned), and, as a second step, to merge Endesa Américas with Chilectra Américas and Enersis Américas in the third quarter of 2016.

ii.	The safeguards that would contain the special regulations on spin-off and merger would be: both the spin-off and the merger should be approved at extraordinary shareholder meetings with the consenting vote of shares representing at least two-thirds of the shares with voting rights and (ii) in the case of the merger, shareholders who consider themselves prejudiced by the merger should have the right to withdraw from the company by selling their shares in the respective company at market price, as this is defined in the LSA.

iii.	The agreement whose approval would grant the withdraw right to dissident shareholders is not the initial agreement approving the spin-off, but the meeting that approves the merger in 2016. This leads to several problems:

1.	If the terms of the referential exchange informed at the spin-off’s meeting are unfavorable for Endesa’s shareholders, they may not withdraw from the company, leaving them as the only option the sale of their shares at a price, which, on knowing the exchange ratio, would have adjusted to such unfavorable terms.

2.	After the spin-off is approved, if the merger is not carried out, the Endesa shareholders will remain in an defenseless position as their share in Endesa would have been spin-off, on the one hand, into a share with own business identity (Endesa Chile) and, on the other hand, into a kind of share “in transit”, without own business identity.

3.	Of the three actions resulting from the spin-offs, Endesa Américas is the one most affected as it would have no own organizational structure, non-consolidated participations and uncertainty with respect to its future. The uncertainty generated during the time between the spin-off and the merger may affect negatively the market value of Endesa Américas.

4.	A share that is not traded well during the period between the spin-off and the merger generates two problems:

A)	Damages the position of the Endesa Américas’ shareholders (with respect to the Enersis Américas’ shareholders ) in the determination of the definitive exchange ratio, and

B)	Annuls the potential benefit of being able to exercise the withdraw right when the merger is approved, as the exercise price of that right is the market price calculated over the period between the spin-off and the merger.

h.	Due to these considerations, we believe that the pure and simple application of the special regulations covering spin-off and merger to the Corporate Reorganization would be insufficient. In its recommendation, this Committee therefore is going to suggest that a series of additional safeguards be adopted for carrying out the proposed operations.

2.-On the Corporate Reorganization

Regarding the Corporate Reorganization, the Committee believes the following, after a detailed analysis of the information:

a.	It is an operation designed by Enel to satisfy the interests of Enel and which has been presented as the only possible solution. Enel has refused to consider other possible alternatives of operation that, complying with the objectives identified in justification of the operation, could be more attractive for Endesa.

b.	It is more an financial operation than strategic. The new allocation of the group’s assets does not seek to adapt or anticipate strategic changes in the industry and markets in which the companies participate, but instead seek to:

i.	Reduce the discount currently applied by investors, mainly to the share of Enersis, through the:

1.	Reduction of the misalignment of interests with the controller.

2.	Reduction of the cross participations of Enersis and Endesa, and

3.	Improvement of the visibility of participations in operating companies.

ii.	Improve the use of credits in exchange of Global Complementario and Adicional taxes for taxes paid by operating companies located outside of Chile.

c.	The Corporate Reorganization does not generate, in itself, changes in expected cash flows or synergies, and therefore, there is no creation of value as such. Although the business plans presented to justify the operation, in the case of being materialized in the terms described by the management, would create value (in any case, to the date, conceptual statement and aggregate amounts with no major detail have been announced), by their nature these are considered as management improvements that could be achieved, in its majority, without the Corporate Reorganization.

d.	As a result of the Corporate Reorganization, Enel increases its participation in the non-Chilean generation assets of Endesa, from the current 36% to over 50%, in exchange for reducing its participation in the non-Chilean distribution assets, from 60% to +50%. This would enable Enel, in the future, to directly control these generation assets without investing additional resources and without losing control on distribution assets.

e.	For Endesa, the spin-off implies certain costs:

i.	A certain payment of taxes in 2016 of US$ 251 million in Peru, partially offset by a credit of US$ 60 million, corresponding to tax paid in Peru, to be used in Chile in 2017. Tyndall estimates the present value of these effects at US$ 188 million.

ii.	A higher tax in Chile due to a reduced monetary correction resulting from a reduction in its equity due to the spin-off. Tyndall estimates the present value of this effect at US$ 23 million.

f.	Identified tax benefits of US$ 729 million (i) are not certain (this amount is the expected present value over a long-term horizon, assuming there are no changes in current conditions and regulations), (ii) are mainly generated for the Enersis Américas shareholders (mainly Enersis shareholders), and (iii) mainly benefit shareholders with high tax rates, including those residing in countries with double taxation agreements with Chile (3% additional tax).

3.- Principal risks of the operation

This Committee believes that the Corporate Reorganization, in the proposed terms, generates the following additional risks:

a.	That the spin-offs are approved and then the merger is not materialized (see point IV, 1.g. above for more details).

b.	That, once the spin-off is approved, the discussion about the exchange ratio reinitiates and the definitive exchange ratio proposed is less favorable for Endesa shareholders than the reference exchange ratio considered at the time of approving the spin-offs (see point IV, 1.g. above for more details).

c.	That at the time the merger of Endesa Américas is approved, the price for exercising the right to withdraw applicable is low and therefore, does not give protection to shareholders who feel that the operation disadvantages them (see point IV, 1.g. above for more details). This, as was indicated, could arise from two factors:

i.	The share price of the new Endesa Américas during the period between the spin-Off and the merger will already reflect the referential exchange ratio, with which, with the spin-off approved, which has no right to withdraw, an eventual right to withdraw in the merger would have to be exercised at a price that already incorporates the effects of the agreement motivating the withdrawal.

ii.	If the merger is delayed and doubts arise about whether it will be approved or not, the price of the Endesa Américas share would be affected as, of the three companies to be merged, it would be the most vulnerable.

d.	That the equity stories of the continuing companies from the Corporate Reorganization, this is, Endesa Chile and Enersis Américas, are not attractive and their shares are quoted at a significant discount (and greater than the current ones of Endesa and Enersis) with respect to the value of their underlying participations.

i. In the case of the new Endesa Chile resulting from the spin-off, we are concerned about the following:

1.	Implicitly, the spin-off implies that Endesa Chile may only grow in Chile. This compares negatively with its natural comparables, AES Gener and Colbún, which do not have this restriction.

2.	Given the relative size of Endesa Chile with respect to the Chilean market, the strategy announced by Enel/Enersis of not invest in large generation projects and the active presence in Chile of Enel Green Power in Energías Renovables No Convencionales (ERNC), Endesa Chile could be perceived as a share with little growth.

3.	As Enel is going to consolidate 100% of the debt and cash of Endesa Chile, but is only going to have the equivalent of 36.36% of the dividends, there is an incentive not to distribute the cash surpluses generated.

4.	The announcement of Enel, the controller of Enersis, to focus Endesa on small-scale projects leaves uncertain the water rights that it currently has, making it more vulnerable in the long term. In addition, the declarations of Enersis executives to prioritize the Group’s distribution businesses make the development of the new Endesa Chile more uncertain, increasing the risk of losing value on the market.

i.	In the case of Enersis Américas, we are concerned about the following:

1.	It is going to be a purely financial holding company and therefore, may suffer the same discounts that the market currently applies to other holding companies of this sort, including Enersis.

2.	It is going to be a company registered and quoted in Chile despite that the totality of its investments will be outside of Chile. This may bring negative implications.

3.	There are not going to be comparable companies with which the market can compare relative values.

4.- Exchange Ratio

In the opinion of this Committee, the exchange ratio sets for the merger of Endesa Américas with Chilectra Américas and Enersis Américas should meet the following criteria:

a.	It should be coherent with the conditions prevailing in the market at the time of approving the first of the operations that comprise the Corporate Reorganization. Therefore, the valuations of Endesa Américas, Chilectra Américas and Enersis Américas should be consistent, in relative terms, to the current market value of Enersis and Endesa.

In the opinion of this Committee, the discounted cash flow method based on projections made by the managements of Enersis and Endesa, especially for the Corporate Reorganization, is not the most suitable due to:

1.	It does not consider the relative discount, with respect to the value of their underlying participations, at which Enersis and Endesa are currently traded.

2.	The results of the discounted cash flow depend on the assumptions used. Being an operation in which there are conflicts of interest, it seems reasonable to be slightly more cautious regarding the assumptions and results of this valuation method.

This Committee believes that the criteria to determine the relative contribution of Endesa Américas to Enersis Américas should be the valuation of the sum of the parts, based on the multiples of comparable companies to the operating companies to be contributed, adjusted by the discount the market currently applies to Enersis and Endesa, as the case may be.

Considering the analysis realized by Tyndall, this criteria would result in a relative contribution of between 14.2% and 15.9% of Enersis Américas merged for the minority shareholders of Endesa.

b.	It should be considered the taxation cost that Endesa would incur by materializing the spin-off:

i.	Tyndall estimates the present value of the combined effects of taxes to be paid in Peru and the credit for this tax that will be benefit in Chile at US$ 188 million.

ii.	This higher cost to Endesa could be compensated in cash or through a larger participation in Enersis Américas.

iii.	If it is recognized as an increased participation in Enersis Américas, Tyndall estimates that the additional percentage to be recognized to the minority shareholders of Endesa would be 0.8%.

c.	The aforementioned risks of the operation to Endesa shareholders should be reflected.

The effect in the exchange ratio, this last element is going to depend on the safeguards adopted to eliminate or at least mitigate these risks.

The minimum conditions that, in the opinion of the Committee, should be adopted by Endesa shareholders for the Corporate Reorganization to be acceptable, are enumerate in point 5 below.

If these safeguards are suitably implemented, this Committee believes that the Corporate Reorganization would contribute to the interests of Endesa, if the participation of the minority shareholders (40%) of Endesa Chile in the merger of Endesa Américas amounts 16.7%, as a minimum.

The following would be the justification for the minimum exchange ratio of 16.67%:

i.	We take as a starting point the top of the range of relative contribution, before the net effect of the tax generated in the spin-off, estimated by Tyndall, of 15.9%.

The reason for taking the highest point of the range is due to the uncertainty that the Corporate Reorganization still generates for Endesa shareholders, considering the possible valuation scenarios of the new Endesa Chile and the merged Enersis Américas.

ii.	We add to this percentage the effect of the tax payable in Peru, net of the credit will applicable in Chile, whose present value expressed in additional percentage terms in the exchange ratio, would be equivalent to 0.8%.

iii.	The resultant percentage of 16.7% for the minority shareholders of Endesa is above the minimum of 16% estimated by Tyndall based on the analysis of the creation of value from the possible valuation scenarios of the new Endesa Chile and the merged Enersis Américas (indifference curves).

As the 16% corresponds to a minimum, from which the minority shareholders of Endesa would have the same value that they currently have with their share in Endesa, this Committee believes it reasonable to estimate a percentage above that the minimum, at 16.7%, which, as explained, corresponds to the highest point of the relative contribution range (15.9%) plus the net effect of the tax in Peru (0.8%).

5.- Conditions that should comply the Corporate Reorganization to be acceptable to the Endesa shareholders

In the opinion of this Committee, in order that the Corporate Reorganization to be beneficial to all the Endesa shareholders, the following conditions should be complied:

a.	If for any reason the merger is not completed, Endesa Chile should be compensated for the payment of capital gains taxes incurred due to the spin-off.

b.	Mitigate the other risks for Endesa shareholders in the case that the spin-off is approved and then the merger is not completed or that the merger is approved with a less favorable exchange ratio for Endesa shareholders than the reference exchange ratio considered at the time of approving the spin-off.

c.	Define a right to withdraw exercise price for the merger of Endesa Américas with Enersis Américas which is equivalent to the market price of Endesa prior to the announcement of the spin-off.

d.	Regulate satisfactorily toward the future, through easily-monitored and unforceable obligations, the conflicts of interest with respect to Endesa Chile that the activities of Enel Green Power represent in Chile and that Endesa Chile being the main growing generation vehicle in Chile.

e.	Protect the investment value of Endesa Chile post spin-off, by incorporating permanent regulations on its bylaws that ensure at least the following:

i.	That the potential growth in Chile and the company’s financial capacity will be taken advantage of to the maximum, by setting strategic criteria and financial objectives for developing investment projects.

ii.	The current water rights owned by Endesa will be protected and taken advantage at the maximum.

iii.	That in the absence of investment projects that meet the defined investment criteria, cash surpluses generated annually are going to be distributed to shareholders, as dividends or as reductions of capital, not avoiding that the leverage (net debt/EBITDA) decrease below a pre-determined minimum.

Sincerely yours,

/s/ Enrique Cibie Bluth	/s/ Felipe Lamarca Claro	/s/ Jorge Atton Palma
Enrique Cibie Bluth	Felipe Lamarca Claro	Jorge Atton Palma
RUT: 6.027.149-6	RUT: 4.449.125-1	RUT: 7.038.511-2
Chairman of the Directors’
Committee and Financial Expert

Appendix F

Amended and Restated By-Laws (Estatutos) of the Company

F - 1

RESTATED TEXT OF THE BY-LAWS OF

EMPRESA NACIONAL DE ELECTRICIDAD S. A.

CHAPTER ONE

Name, Registered Office and Duration

Article 1: A corporation named “EMPRESA NACIONAL DE ELECTRICIDAD S.A.” is established, which shall be governed by the provisions of these by-laws and, in that not contemplated therein, by the provisions of Law 18,046 and its regulations and other rules applicable to this kind of corporations, being able to use also the fantasy name ENDESA or ENDESA CHILE, only for advertising purposes.

Article 1 bis: Notwithstanding the provisions of the foregoing Article, the corporation shall be subject to the provisions of Statutory Decree Law 3,500, as amended, the future amendments to this body of laws and the legal provisions which may substitute or replace it.

Article 2: The Corporation’s legal domicile shall be located in the city of Santiago, without prejudice to the special addresses registered in other places.

Article 3: The Corporation shall have an indefinite duration.

Article 4: The Corporation’s main purpose shall be to exploit the production, transportation, distribution and supply of electricity and, for such effects, it may acquire and use the respective concessions and grants.

The corporation’s purpose shall also be to render consulting services in all aspects and specialties of engineering and corporate management; acquire, design, construct, maintain and exploiting civil or hydraulic infrastructure works directly related to public works concessions; manage the property constituting the assets thereof; invest, execute projects and carry out operations or activities in the energy field and in those activities or products related directly to power; invest, develop projects and carry out operations or activities in industrial processes in which electric power is essential, determinant and has an intensive use in such processes.

Furthermore, the corporation may invest in real estate and financial assets, securities, social rights and commercial instruments in general, provided they are related to the corporation’s purpose, being able to acquire, manage and dispose of them.

In the fulfillment of its purpose, the corporation may act directly or through a subsidiary or associated companies, within Chile or abroad.

CHAPTER TWO

Capital and Shares

Article 5: The share capital of the corporation is Ch$552.777.320.871 divided into 8,201,754,580 registered shares without par value. Said capital is subscribed, contributed and paid as indicated in First Transitory Article.

Article 5 bis: No person may, either directly or through other persons related to, hold more than 65% of the corporation’s share capital entitled to vote. The corporation may hold a 0.6% pursuant to the provisions of article 47 of Statutory Decree No. 3,500 as of 1980, and amendments thereto. The managers of the corporation shall be responsible for strict compliance with the above, in accordance with the provisions of articles 114, 115 and 116 of Statutory Decree No. 3,500 and the amendments thereto. The corporation’s adjusted book assets, as provided in article 112 of Statutory Decree No. 3,500, calculated on the basis of the unconsolidated balance sheet, in proportion of to its total active assets, shall be at least the minimum value which, according to the provisions of article 47 of the aforementioned Statutory Decree No. 3,500, is compatible with an adjusted book asset value of 0.6. In turn, at least 10% of the corporation’s share capital with voting rights shall be held by the minority shareholders and at least 15% of such share capital shall be subscribed by more than one hundred shareholders not related to each other, who shall own a minimum equivalent to 100 Unidades de Fomento in shares, according to the value fixed in the last balance sheet. In order to comply with the provisions of article 114 of the mentioned Statutory Decree, the corporation may, on being submitted a transfer of shares for its recording, only register to the name of the respective shareholder a number of shares not exceeding the limits of shareholding accepted by the law and these by-laws. Should a shareholder hold a greater number of shares than that allowed by the law or these by-laws, the corporation shall, within a term of fifteen days, notify the shareholder in order for him to dispose of the remaining shares, despite the obligation of both to be obligated to sign an agreement of non-shareholding in accordance with the provisions of article 124 et al of Statutory Decree No. 3,500 as of 1980, and the amendments thereto. Shareholders shall have no rights to subscribe preferred shares if as a result thereof the shareholding limits provided in these by-laws shall be exceeded. The corporation may request its shareholders for the necessary information for determining the existence of related persons, or in the case of shareholders that are legal entities, the names of the principal partners and of the persons that are related to the latter. Shareholders shall be obliged to provide such information. Minority shareholders and related persons shall be understood to be those defined in article 98 of Statutory Decree No. 3,500 of 1980, and the amendments thereto.

Article 6: The Corporation shall keep a Register of all the shareholders, together with the number of shares held by each one them and the other annotations stated in article 7 of the Regulations to Law 18,046. Only those registered therein may exercise their rights as shareholders.

The form of the share certificates, its issuance, exchange, incapacity, loss, replacement, transfer and other circumstances of the same, shall be governed by what is established in the law and its provisions.

CHAPTER THREE

Corporation’s Management

Article 7: The Corporation shall be managed by a Board of Directors composed of 9 members.

Article 8: The directors shall serve for 3 years in office and may be reelected indefinitely.

Article 9: The entire Board shall be renewed every three years at regular shareholders’ meeting. In the election of directors and all other elections made at such meetings, the shareholders shall have one vote per share owned or represented and may accumulate them in favor of a person or distribute them in the way they wish, resulting elected the persons that, in the same and only election, obtain the greatest number of votes to complete the number of persons to be elected.

The provisions of the preceding paragraph do not prevent a vote from not taking place and the election proceeding by proclamation provided the shareholders present with voting rights unanimously consent.

Article 10: The minutes containing the election of the directors shall contain the appointment of all the shareholders present, specifying the number of shares voted by each of them or represented by proxy, and stating the general result of the voting.

Article 11: In the event of the death, resignation, bankruptcy, incompatibilities or limitations or other impossibility that disqualifies a director from performing their functions or makes them cease in them, the total renewal of the board should occur at the next Ordinary Shareholders’ Meeting to be held by Endesa and meanwhile the Board may appoint a replacement.

Article 12: The Board may be revoked as a whole before the expiration of his/her term by resolution of the Ordinary or Extraordinary Shareholders’ Meeting and in such case that meeting should elect a new Board. Accordingly, the replacement of one or more of its members shall not be applicable.

Article 13: At the first meeting following the Ordinary Shareholders’ Meeting at which the election of the Board was made, the Board shall elect a Chairman and a Vice-President. The Chief Executive Officer of the Corporation or the person who is expressly appointed by the Board to serve in that position, shall act as Secretary.

Article 14: Board meetings shall be ordinary and extraordinary. Ordinary Meetings shall be held at least 12 times a year, on the dates that the Board itself shall determine, there being at least one meeting each month. Special Meetings shall be held when specially called by the Chairman him/herself or at the request of one or more directors, prior evaluation of the Chairman as to the need of holding the meeting, unless it is requested by the absolute majority of the directors.

Extraordinary meetings may only discuss the matters specifically set out in the notification.

The notification of Extraordinary Board Meetings shall be given by registered letter sent to each of the directors at least 3 days prior to the meeting. This term may be reduced to 24 hours in advance if the letter were delivered personally to the director by a Notary Public.

Article 15: The quorum for board meetings shall be the absolute majority of its members. Board resolutions shall be adopted with the affirmative vote of the absolute majority of the directors present except for resolutions that require a greater majority, as provided by the law or these bylaws. In the event of a tied vote, the Chairman of the meeting shall have the casting vote.

The Board, acting within the limits that determine the investment and financing policy of the Corporation, should decide on the investments that this may make in accordance with these bylaws. In the case of investments in its principal business that represent more than 3% of the shareholders’ assets, or more than 1% of such assets with respect to the other activities set out in the corporate purpose, such investments shall be approved with the affirmative vote of at least six directors.

Article 16: All acts or contracts that are classified as operations with related parties, pursuant to article 146 of Law 18,046, may only be entered into when they contribute to the corporate interests, comply in price, term and conditions to those prevailing in the market at the time of approval, and they meet the requirements and procedures established in article 147 of that law. This is notwithstanding the exceptions contemplated in that article 147 in which case, the corresponding operations may be entered into without the above procedures and requirements, after being authorized by the Board.

Article 16 bis: All acts or contracts entered into between the Corporation and its major shareholders, directors or officers, or with persons related to these, must be previously approved by two-thirds of the Board and recorded in the corresponding minutes.

Article 17: The deliberations and resolutions of the Board shall be recorded in a special minutes book which shall be signed on each occasion by the directors who had attended the meeting. Should any of them die or be unable for any reason to sign the corresponding minutes, a note shall be made of the impediment at the end of the minutes.

The minutes shall be understood to be approved from the moment when they are signed by the aforementioned persons and the resolutions adopted therein may be put into effect. In any event, the unanimous agreement of the directors present at the meeting may resolve that the agreements adopted by it take effect without waiting for the approval of the minutes, which resolution should be evidenced in a document containing the resolution adopted signed by all of them.

Article 18: Should a director intend to be discharged from liability for any of its acts or resolutions, its objection thereto shall be recorded in the minutes and the Chairman shall inform of this at the next Ordinary Shareholders’ Meeting.

Article 19: The directors shall be remunerated for their functions and the amount of their compensation shall be fixed annually by the Ordinary Shareholders’ Meeting.

Article 20: The Board for the fulfillment of its social objectives, a fact which is not required to give evidence to third parties, will have judicial and extrajudicial representation of the Corporation and shall have all powers of administration and disposition that the law or these statutes do not provide as privative of the Ordinary Shareholders’ Meeting, without having to give any special power, even for those acts or contracts for which the laws require this. The foregoing is without prejudice to the legal representation that corresponds to the company’s Chief Executive Officer.

Article 20 bis: In the exercise of the powers set out in the preceding article, the Board shall always act within the limits of the investment and financial policy approved by the Ordinary Shareholders’ Meeting in accordance with article 119 of the Statutory Decree No. 3,500 of 1980 and its amendments.

Article 21: The duties of a Director may not be delegated and shall be exercised collectively at a legally constituted meeting.

The Board may delegate part of its powers to managers, senior executives, assistant managers or legal counsels of the corporation, to the Chairman, a director or a committee of directors and, for specially determined purposes, to other persons.

The Corporation shall maintain a public register indicating its Chairman, directors, managers, senior executives and liquidators, specifying the dates of the beginning and end of their duties.

CHAPTER FOUR

Directors’ committee

Article 22: While the Corporation meets the equity and concentration requirements established in Article 50 bis, or that succeeding or replacing it, of Law No. 18,046, it shall be obliged to appoint at least one independent director and a Directors’ Committee. This Committee shall be governed in its formation, membership, operation and powers by the provisions of the above law and instructions issued by the Superintendency of Securities and Insurance.

Article 23: Notwithstanding the provisions of the preceding article, while the Corporation is an issuer of securities duly registered at the New York Stock Exchange (NYSE) or any other American national stock exchange, the formation, membership, functioning and powers of the Directors’ Committee shall also be governed, where not contrary to Chilean law, by the obligatory provision for the so-called “Audit Committee” in the Sarbanes Oxley Act (SOX) of the United States of America and the instructions issued by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), or the

organism or entity that definitively corresponds in accordance with the legislation of the United States of America. However, in case of a irreconcilable or irremediable conflict, disagreement or incompatibility between the provisions of Chilean and American legislation for the Directors’ Committee and the Audit Committee respectively, Chilean law shall prevail over foreign law, although the Board may call an Extraordinary Shareholders’ Meeting to amend the by-laws should this be necessary, and shall have the widest powers, acting within its sphere of authority, to resolve such conflict, disagreement or incompatibility should this be possible, by the creation of new committees and/or sub-committees, as also the delegation of part of its powers in accordance with article 40 of Law 18,046. The shareholders, directors and Board of the company should ensure at all times that the agreements and policies adopted by it are compatible and harmonious with the provisions of both legislations.

Article 24: The Directors’ Committee shall consist of 3 members, the majority of whom shall be independent according to the criteria and requirements established for this purpose in article 50 bis of Law 18,046, both at the time of their appointment and during the whole period in which they perform as members of the Committee. However, complementing the provisions of article 23 above, while the corporation is an issuer of securities duly registered on the NYSE or any other American national stock exchange, and in order to give strict compliance with the legal and regulatory requirements that the registration involves, all the members of the Directors’ Committee should also meet the criteria and requirements of independence prescribed for this purpose by the SOX, SEC and NYSE. No director who has been elected or appointed as a member of the Directors’ Committee may therefore have any link, interest or dependence with the corporation, whether economic, professional, credit or commercial, whatever the amount or nature, nor receive, directly or indirectly, any income, remuneration or compensation from the corporation or any of its subsidiaries which is not by concept nor has as the sole and exclusive source the duties performed as a member of the Board, as a member of the Directors’ Committee or as a member of any other committee or sub-committee of directors of the Corporation.

Article 25: The loss of independence in accordance to the laws governing the corporation and these by- laws, affects a member of the Committee, shall lead to the inability of the respective director to perform his duties as a director or member of the Directors’ Committee and therefore he should cease automatically in that position, notwithstanding his responsibility to the shareholders.

Article 26: The directors appointed as members of the Directors’ Committee shall remain as such for the period of the appointment as director, and may only resign from this position when they resign as director or having acquired a surviving incapacity to perform the duties, in which case the provisions of the preceding article shall apply. No director elected or appointed as a member of the Directors’ Committee may be excused from this election or appointment.

Article 27: The meetings of the Directors’ Committee shall be validly constituted with the absolute majority of its members and its resolutions shall adopted by the absolute majority of the members present. The Directors’ Committee must elect a Chairman from among its members, who shall have the casting vote in event of a tied vote.

Article 28: The Committee shall have the powers and duties that have been expressly contemplated both in the laws and their regulations, and the regulations issued for the purpose by the competent administrative authority, especially those stated in article 50 bis of Law 18,046, and any other matter, mandate, power or duty commended to it by a shareholders or board meeting.

Article 29: The deliberations, agreements and organization of the Directors’ Committee shall be governed, in everything applicable, by the regulations relating to the board meetings of the Corporation.

CHAPTER FIVE

Chairman, Vice president and Chief Executive officer

Article 30: The Chairman shall act as Chairman of the Board, of the Shareholders’ Meetings and of the Corporation.

He/she is especially responsible for:

a)	Presiding the Board and the Shareholders’ Meetings. In his/her absence or inability, he/she shall be replaced by the vice-president and, in the absence or inability of both of them, by the person appointed by the Board or the Shareholders’ Meeting, as the case may be;

b)	Calling Board Meetings when it deems necessary, and Shareholders’ Meetings when resolved by the Board or requested by a relevant number of shareholders;

c)	Complying and ensuring compliance of the provisions of the by-laws and the resolutions adopted by the Shareholders’ Meeting and the Board;

d)	Taking, in case of emergency, when it is not possible to meet the Board, all the actions necessary to the best interests of the corporation, having to meet and inform the Board as soon as possible.

Article 31: The vice-president shall replace the Chairman in the case of his/her absence or temporary inability, without the need to demonstrate these circumstances to third parties.

Article 32: The Board shall appoint a Chief Executive Officer who shall be granted all the powers and duties of a trade agent and all those contemplated by law and expressly granted by the Board.

Notwithstanding the above, the Chief Executive Officer shall have the following powers and duties:

a)	To ensure compliance of laws, these by-laws and internal regulations issued by the Board, and comply with the resolutions of Board and the Shareholders’ Meetings;

b)	To safeguard the assets and funds of the Corporation;

c)	To subscribe all public and private documents that has to be granted by the Corporation, when no other person has been expressly appointed to do so;

d)	To legally represent the corporation y in accordance with the provisions of both sub paragraphs of article 7 of the Civil Procedures Code;

e)	To appoint and remove employees as provided in the respective regulation, determine their compensation and see to their conduct;

f)	To ensure that the accounting is kept up to date and in order;

g)	To attend with the right to speak at Board Meetings, responding, together with it’s the members thereof, for all the resolutions that are detrimental to the corporation and its shareholders, unless their contrary opinion is evidenced in the minutes, and

h)	To exercise all other duties conferred upon him/her by these by-laws and those that the Board decides to entrust.

Article 33: Every appointment, vacancy or replacement that occurs with respect to the offices of Chairman, director, manager, senior executive, administrator and liquidator should be notified to the Superintendency of Securities and Insurance within the term specified for this purpose in article 68 of Law 18,045. This obligation shall be the responsibility of the Board of the Corporation.

The position of Chief Executive Officer is incompatible with that of Chairman, director, auditor or accountant of the Corporation.

CHAPTER SIX

Shareholders’ Meetings

Article 34: The shareholders shall meet at ordinary or extraordinary meetings. The ordinary meetings shall be held once each year within the first four months of the year to resolve on matters reserved for their knowledge without necessarily being stated in the respective notice.

The extraordinary meetings may be held at any time when required by corporate needs, in order to resolve on any matter which the law or these by-laws reserve for the knowledge of shareholder meetings and provided such matters are stated in the corresponding notice.

Article 35: The following are matters for Regular Shareholders’ Meetings:

a)	Review of the Corporation’s financial situation and the reports of the account inspectors of the management and approval or rejection of the annual report, balance sheet, financial statements and evidences presented by the Board or the Corporation’s liquidators;

b)	The distribution of the profits of each financial year and, especially, the distribution of dividends;

c)	The election or replacement of the members of the Board, the liquidators and account inspectors of the management;

d)	Determining the Board’s compensation, and

e)	Any other matter related with the interests and operation of the corporation, except for matters that should be discussed at a Extraordinary Shareholders’ Meeting in accordance with the law and these by-laws.

Article 35 bis: In addition to the provisions of the preceding article, the Ordinary Shareholders’ Meeting shall approve the investment and financing policy proposed by the management, according to the requirements of article 119 of Statutory Decree No. 3,500 of 1980 and its amendments. Should the Chilean Treasury, directly or indirectly, whether its through its state-owned companies, decentralized, autonomous or municipal institutions or through any other legal entity, become the holder of 50% or more of the issued shares, this policy should contemplate the criteria for determining the sales prices of the products and services of the corporation and shall require their approval with the consenting vote of the majority shareholders representing the Treasury and the absolute majority of the rest of the shareholders.

Article 36: The following matters are reserved for Extraordinary Shareholders’ Meetings:

a)	The dissolution of the corporation;

b)	The transformation, merger or division of the corporation and the amendment of its by-laws;

c)	The issue of bonds or debentures convertible into shares;

d)	The disposal of the assets of the Corporation in the terms set out in No.9 of article 67 of Law 18,046;

e)	The granting of real or personal guarantees to secure obligations of third parties, unless these are subsidiaries, in which case the approval of the Board shall be sufficient;

f)	The disposal or contribution, fully or partially, of the thermal or hydroelectric plants, that are declared essential in the Investment and Financial Policy, and

g)	Other matters which by law or these by-laws are reserved for the knowledge or competence of Shareholder Meetings.

The matters mentioned in letters a), b), c) and d) above may only be agreed at meetings held before a Notary, who shall certify that the minutes faithfully record what occurred and was agreed at the meeting. Amendments of the corporation’s purpose will require for its approval, the vote of two-thirds of the shares present or represented with voting rights.

Article 36 bis: Notwithstanding the provisions of the previous article, the following matters shall also be reserved for a Extraordinary Shareholders’ Meeting:

a)	The disposal of goods and rights of the corporation declared essential for its operation in reference to the Investment and Financial Policy, as well as the granting of guarantees of the same, and

b)	The amendment in advance of the Investment and Financial Policy approved by the Ordinary Shareholders’ Meeting.

While the Corporation is subject to the provisions contained in Title XII and other of the Statutory Decree No. 3,500 of 1980 and its amendments thereto, any amendments of the norms set out in articles 1 bis, 5 bis, 16 bis, 20 bis, 35 bis, 40 bis, 42 bis, 43 bis, 44 bis and in the present article, will require the vote of 75% of the issued shares with voting rights, in accordance with the requirements of article 121 of the Statutory Decree No. 3,500.

Article 37: The meetings shall be called by the Board of the Corporation. The Board must call:

1.	Ordinary Shareholders’ Meeting, with the purpose to see all the matters of its competence;

2.	Extraordinary Shareholders’ Meeting provided, in its opinion, the interests of the corporation justify it;

3.	A Ordinary or Extraordinary Shareholders’ Meeting, as the case may be, when requested by shareholders representing at least 10% of the issued shares with voting rights, stating the matters to be discussed at the meeting in such request;

4.	A Ordinary or Extraordinary Shareholders’ Meeting, as the case may be, when required by the Superintendency of Securities and Insurance, notwithstanding its power to call the meeting directly.

Meetings called by requirement of the shareholders or the Superintendency must be held within a 30 days term as of the date of the respective request.

Article 38: The notice for shareholder meetings, both ordinary or extraordinary, shall be made by means of a publication published on at least three different days in the newspaper of the legal domicile as determined by the Meeting and in the form and conditions stated in the regulations.

A notification should also be sent to every shareholder at least fifteen days prior to the date of the meeting and should contain a reference to the matters for discussion at the meeting and an indication of the way to obtain full copies of the documents justifying the opinions submitted for their vote, which should be made available to shareholders on the web site of the corporation.

However, meetings may be self-called and validly held that are attended by all the issued shares with voting rights, even though the required formalities for the notification have not been met.

Article 39: Both ordinary and extraordinary meetings shall be constituted on the first call with the outstanding voting shares representing at least the absolute majority of the outstanding voting shares and, the second call, with those who are present or represented, whatever their number, and resolutions shall be adopted by the absolute majority of the shares present or represented voting shares, notwithstanding the special majorities required by the law and these by-laws.

Notices of second meetings may only be published after the adjournment of the meeting to be held originally is called. In any event, the second meeting shall be held within forty-five days of the date set for the holding of the original meeting.

Article 40: Only the holders of shares recorded in the Stockholder Register five business days prior to the date on which the respective Meeting is to be held, may participate in meetings and exercise their rights to vote and speak.

Each shareholder shall have the right to one vote for each share held or represented.

Shareholders may be represented at meetings by another person, whether or not a shareholder. The proxy should be granted in writing in the form and conditions contemplated in the law and regulations.

The qualification of the proxies shall take place in the manner contemplated in the law and regulations.

Article 40 bis: Notwithstanding the provisions of the previous article, no shareholder may exercise for themselves or on behalf of other shareholders, the right to vote for more than 65% of the subscribed shares with voting rights of the corporation, and should discount for this purpose the excess that surpasses 65%. In the calculation of this percentage, the property of the persons related must be added to the shares of the shareholders. No person may represent a shareholder that jointly has more than 65% of the subscribed shares of the Corporation.

Article 41: Those attending shareholders’ meetings shall sign an assistance sheet, indicating, following their signature, the number of shares the signatory holds, the number it represents and the name of the representative.

Article 42: The deliberations and agreements of the meetings shall be recorded in a special minutes book which shall be prepared by the secretary of the Board. These minutes shall be signed by the chairman or the person replacing him/her, by the secretary and by three of the shareholders attending elected by the meeting, or by all the shareholders attending if these were less than three. Only with the unanimous consent of those attending, may an incident occurring at the meeting be omitted.

The minutes shall be understood to be approved from the moment it is signed by the persons indicated and the agreements referred to therein may be put into effect from that moment.

Article 42 bis: The right to withdraw that an Administradora de Fondos de Pensiones may exercise in the cases foreseen in article 107 of the Statutory Decree No. 3,500 of 1980 shall be subject to the following special rules:

a)	The right to withdraw shall arise on the day of publication of the resolution of the Comisión Clasificadora de Riesgo disapproving the shares of the Corporation, and as of the day the term for its exercise will begin, and for the payment of the share price in accordance with paragraph 2 of article 71 of Law 18,046, shall run from that date, and

b)	The value of the share that the corporation must pay to the Administradora de Fondos de Pensiones exercising its right to withdrawal, shall be determined in the form set out in the articles of the Supreme Decree N° 587 of the Ministry of Finance dated August 4, 1982, regulations of open corporations. Notwithstanding the above, in relation to the shares that are traded on the stock market, the value of the share shall be the greater that results from the average price of the operations during the 2 months prior to the date of the disapproval resolution of the Comisión Clasificadora de Riesgo giving rise to the withdrawal, duly adjusted to the variation experimented by the Indice de Precios al Consumidor between the date of each transaction and the date of the resolution, or the value of the market on that date resulting from the average price of transactions made on the Stock Market. The greater value calculated in the manner established beforehand shall be applied only if it is greater than that determined in accordance with the provisions of the open corporation regulations. In the case of the shares that are not traded on the stock market, the date of the disapproval resolution of the Comisión Clasificadora de Riesgo shall be used for calculating the book value.

Article 43: The meeting shall appoint annually an external auditing firm governed by chapter XXVIII of Law 18,045 to examine the accounting, inventory, balance sheet and other financial statements of the corporation and they shall have the obligation to report in writing at least fifteen days prior to the next Ordinary Shareholders’ Meeting the compliance of their mandate.

Article 43 bis: The Ordinary Shareholders’ Meeting must also appoint annually two account inspectors and two alternate account inspectors, in order to examine the accounting, inventory, balance sheet and other financial statements of the corporation, with the obligation to report in writing to the following Ordinary Shareholders’ Meeting concerning compliance of their mandate. The account inspectors may also guard the corporation’s operations and inspect the acts of the managers and their faithful compliance with their legal, regulatory and statutory duties.

CHAPTER SEVEN

Balance Sheet and Distribution of profits

Article 44: The financial year shall end on December 31 of each year and a general balance sheet shall be prepared of the assets and liabilities of the Corporation. The balance sheet must express the new capital value of the corporation and the shares, in accordance with the law.

The Board must submit to the consideration of the Ordinary Shareholders’ Meeting, together with an annual report of the corporation’s financial position, the general balance sheet along with the profit and loss statement and the report filed by the external auditors. All these documents should clearly reflect the corporation’s equity at the end of the respective financial year.

On a date no later than the first call of the Ordinary Shareholders’ Meeting, the Board shall make available to each of the shareholders registered in the respective Register, a copy of the corporation’s Balance Sheet and Annual Report, including the opinion of the inspectors and their respective notes.

If the balance sheet and profit and loss statement are modified by the meeting, such amendments, where pertinent, shall be made available to shareholders within fifteen days following the date of the meeting.

The General Balance Sheet and the profit and loss statement, duly audited, and other information required by the Superintendencia de Valores y Seguros, shall be published once, in a widely-circulating newspaper in the place of the registered office, not less than ten or more than twenty days prior to the date of holding the Meeting that will pronounce on the same, notwithstanding their publication on the web site of the corporation.

Moreover, the documents mentioned in the previous paragraph must be submitted within the same term to the Superintendencia de Valores y Seguros, in the number of copies that the latter may require.

Should the balance sheet and profit and loss statement be altered by the Meeting, the amendments must be published in the same newspaper in which such documents were published, within fifteen days of the date of the meeting.

The annual report, balance sheet, inventory, minutes of the Board and Meetings, books and reports of the inspectors shall be available to shareholders for their examination in the registered offices of the corporation during the fifteen days prior to the date for holding the meeting.

During the period indicated in the preceding paragraph, the shareholders will have the right to examine the same documents of the subsidiaries, in the manner, term and conditions set out in the regulation.

Updated copies of the bylaws and an updated list of the shareholders of the company, in the terms and conditions set out in article 7 of Law 18,046, shall be held available to shareholders at the registered office, as well as on the web site of the corporation.

Article 44: Notwithstanding the above, the Board must present to the Ordinary Shareholders’ Meeting a copy of the report issued by the account inspectors as referred to in article 43 bis of the present by-laws and the proposal of the management with respect to the investment and financial policy.

Article 45: The dividends shall be paid exclusively against the net profits for the year, or those retained by the balances approved by the shareholders’ meeting. If the corporation has accumulated losses, the profits obtained in the year shall first be applied to absorb such losses.

Should there be losses in an exercise, these shall be absorbed with the retained profits, if any.

Article 46: A cash dividend shall be distributed annually to the shareholders, pro rata to their shares, of at least 30% of the net profits obtained in each financial year, unless a different resolution is adopted unanimously at the respective Meeting.

CHAPTER EIGHT

Dissolution and winding-up

Article 47: The Corporation shall be dissolved by the causes set out in article 103 of Law N° 18,046.

Article 48: Following the dissolution of the Corporation, the windingup shall proceed through a Liquidation Committee composed of three members, elected at the Shareholders Meeting, which shall determine their powers, duties, compensations and term.

CHAPTER NINE

Arbitration

Article 49: Any difficulty arising between the shareholders as such, or between them and the Corporation or its managers, either during the term or winding-up thereof, shall be resolved by an arbitrator árbitro arbitrador, in terms of procedure and law regarding the ruling, who shall appointed by mutual agreement of both parties. In the absence of agreement over the appointment, this shall be done by the ordinary Courts of Justice at the request of either of the parties, in which case the appointment must be of a lawyer who is a Chair professor of Civil Law, Commercial or Economic Law at the Universidad de Chile or Universidad Católica de Chile in Santiago. This is notwithstanding that in the event of a dispute, the plaintiff may not consider the arbitrator and must submit the decision to the Ordinary Courts, a right that may not be exercised by the directors, managers, administrators and senior executives of the corporation nor by shareholders that individually hold, directly or indirectly, shares whose book or market value exceeds 5,000 Unidades de Fomento, according to the value of this unit on the date of presentation of the demand.

Article 50°: The Company will continue to be subject to Resolution No. 667 of the Honorable Resolution Commission (the former antitrust authority), dated as of October 30, 2002 on the understanding that (i) the restrictions imposed by it will not apply to the Company in respect of Endesa Américas S.A

TRANSITORY ARTICLES

First Transitory Article: The Company’s capital amounts to Ch$ [$552.777.320.871.] divided into 8.201.754.580 common and nominative shares, all of the same series and with no par value, fully subscribed and paid for prior to the date of these bylaws.

Appendix G

By-Laws (Estatutos) of Endesa Américas S.A.

G - 1

RESTATED TEXT OF THE BY-LAWS OF

ENDESA AMÉRICAS S. A.

CHAPTER ONE

Name, Registered Office and Duration

Article 1: A corporation named “ENDESA AMÉRICAS S.A.” is established, which shall be governed by the provisions of these by-laws and, in that not contemplated therein, by the provisions of Law 18,046 and its regulations and other rules applicable to this kind of corporations, being able to use also the fantasy name ENDESA AMÉRICAS, only for advertising purposes.

Article 1 bis: Notwithstanding the provisions of the foregoing Article, the corporation shall be subject to the provisions of Statutory Decree Law 3,500, as amended, the future amendments to this body of laws and the legal provisions which may substitute or replace it.

Article 2: The Corporation’s legal domicile shall be located in the city of Santiago, without prejudice to the special addresses registered in other places.

Article 3: The Corporation shall have an indefinite duration.

Article 4: The Corporation’s main purpose shall be to exploit the production, transportation, distribution and supply of electricity and, for such effects, it may acquire and use the respective concessions and grants.

The corporation’s purpose shall also be to render consulting services in all aspects and specialties of engineering and corporate management; acquire, design, construct, maintain and exploiting civil or hydraulic infrastructure works directly related to public works concessions; manage the property constituting the assets thereof; invest, execute projects and carry out operations or activities in the energy field and in those activities or products related directly to power; invest, develop projects and carry out operations or activities in industrial processes in which electric power is essential, determinant and has an intensive use in such processes.

Furthermore, the corporation may invest in real estate and financial assets, securities, social rights and commercial instruments in general, provided they are related to the corporation’s purpose, being able to acquire, manage and dispose of them.

In the fulfillment of its purpose, the corporation may act directly or through a subsidiary or associated companies, within Chile or abroad.

CHAPTER TWO

Capital and Shares

Article 5: The share capital of the corporation is Ch$[$778.936.764.259] divided into 8,201,754,580 registered shares without par value. Said capital is subscribed, contributed and paid as indicated in First Transitory Article.

Article 5 bis: No person may, either directly or through other persons related to, hold more than 65% of the corporation’s share capital entitled to vote. The corporation may hold a 0.6% pursuant to the provisions of article 47 of Statutory Decree No. 3,500 as of 1980, and amendments thereto. The managers of the corporation shall be responsible for strict compliance with the above, in accordance with the provisions of articles 114, 115 and 116 of Statutory Decree No. 3,500 and the amendments thereto. The corporation’s adjusted book assets, as provided in article 112 of Statutory Decree No. 3,500, calculated on the basis of the unconsolidated balance sheet, in proportion of to its total active assets, shall be at least the minimum value which, according to the provisions of article 47 of the aforementioned Statutory Decree No. 3,500, is compatible with an adjusted book asset value of 0.6. In turn, at least 10% of the corporation’s share capital with voting rights shall be held by the minority shareholders and at least 15% of such share capital shall be subscribed by more than one hundred shareholders not related to each other, who shall own a minimum equivalent to 100 Unidades de Fomento in shares, according to the value fixed in the last balance sheet. In order to comply with the provisions of article 114 of the mentioned Statutory Decree, the corporation may, on being submitted a transfer of shares for its recording, only register to the name of the respective shareholder a number of shares not exceeding the limits of shareholding accepted by the law and these by-laws. Should a shareholder hold a greater number of shares than that allowed by the law or these by-laws, the corporation shall, within a term of fifteen days, notify the shareholder in order for him to dispose of the remaining shares, despite the obligation of both to be obligated to sign an agreement of non-shareholding in accordance with the provisions of article 124 et al of Statutory Decree No. 3,500 as of 1980, and the amendments thereto. Shareholders shall have no rights to subscribe preferred shares if as a result thereof the shareholding limits provided in these by-laws shall be exceeded. The corporation may request its shareholders for the necessary information for determining the existence of related persons, or in the case of shareholders that are legal entities, the names of the principal partners and of the persons that are related to the latter. Shareholders shall be obliged to provide such information. Minority shareholders and related persons shall be understood to be those defined in article 98 of Statutory Decree No. 3,500 of 1980, and the amendments thereto.

Article 6: The Corporation shall keep a Register of all the shareholders, together with the number of shares held by each one them and the other annotations stated in article 7 of the Regulations to Law 18,046. Only those registered therein may exercise their rights as shareholders.

The form of the share certificates, its issuance, exchange, incapacity, loss, replacement, transfer and other circumstances of the same, shall be governed by what is established in the law and its provisions.

CHAPTER THREE

Corporation’s Management

Article 7: The Corporation shall be managed by a Board of Directors composed of nine members.

Article 8: The directors shall serve for 3 years in office and may be reelected indefinitely.

Article 9: The entire Board shall be renewed every three years at regular shareholders’ meeting. In the election of directors and all other elections made at such meetings, the shareholders shall have one vote per share owned or represented and may accumulate them in favor of a person or distribute them in the way they wish, resulting elected the persons that, in the same and only election, obtain the greatest number of votes to complete the number of persons to be elected.

The provisions of the preceding paragraph do not prevent a vote from not taking place and the election proceeding by proclamation provided the shareholders present with voting rights unanimously consent.

Article 10: The minutes containing the election of the directors shall contain the appointment of all the shareholders present, specifying the number of shares voted by each of them or represented by proxy, and stating the general result of the voting.

Article 11: In the event of the death, resignation, bankruptcy, incompatibilities or limitations or other impossibility that disqualifies a director from performing their functions or makes them cease in them, the total renewal of the board should occur at the next Ordinary Shareholders’ Meeting to be held by Endesa and meanwhile the Board may appoint a replacement.

Article 12: The Board may be revoked as a whole before the expiration of his/her term by resolution of the Ordinary or Extraordinary Shareholders’ Meeting and in such case that meeting should elect a new Board. Accordingly, the replacement of one or more of its members shall not be applicable.

Article 13: At the first meeting following the Ordinary Shareholders’ Meeting at which the election of the Board was made, the Board shall elect a Chairman and a Vice-President. The Chief Executive Officer of the Corporation or the person who is expressly appointed by the Board to serve in that position, shall act as Secretary.

Article 14: Board meetings shall be ordinary and extraordinary. Ordinary Meetings shall be held at least 12 times a year, on the dates that the Board itself shall determine, there being at least one meeting each month. Special Meetings shall be held when specially called by the Chairman him/herself or at the request of one or more directors, prior evaluation of the Chairman as to the need of holding the meeting, unless it is requested by the absolute majority of the directors.

Extraordinary meetings may only discuss the matters specifically set out in the notification.

The notification of Extraordinary Board Meetings shall be given by registered letter sent to each of the directors at least 3 days prior to the meeting. This term may be reduced to 24 hours in advance if the letter were delivered personally to the director by a Notary Public.

Article 15: The quorum for board meetings shall be the absolute majority of its members. Board resolutions shall be adopted with the affirmative vote of the absolute majority of the directors present except for resolutions that require a greater majority, as provided by the law or these bylaws. In the event of a tied vote, the Chairman of the meeting shall have the casting vote.

The Board, acting within the limits that determine the investment and financing policy of the Corporation, should decide on the investments that this may make in accordance with these bylaws. In the case of investments in its principal business that represent more than 3% of the shareholders’ assets, or more than 1% of such assets with respect to the other activities set out in the corporate purpose, such investments shall be approved with the affirmative vote of at least six directors.

Article 16: All acts or contracts that are classified as operations with related parties, pursuant to article 146 of Law 18,046, may only be entered into when they contribute to the corporate interests, comply in price, term and conditions to those prevailing in the market at the time of approval, and they meet the requirements and procedures established in article 147 of that law. This is notwithstanding the exceptions contemplated in that article 147 in which case, the corresponding operations may be entered into without the above procedures and requirements, after being authorized by the Board.

Article 16 bis: All acts or contracts entered into between the Corporation and its major shareholders, directors or officers, or with persons related to these, must be previously approved by two-thirds of the Board and recorded in the corresponding minutes.

Article 17: The deliberations and resolutions of the Board shall be recorded in a special minutes book which shall be signed on each occasion by the directors who had attended the meeting. Should any of them die or be unable for any reason to sign the corresponding minutes, a note shall be made of the impediment at the end of the minutes.

The minutes shall be understood to be approved from the moment when they are signed by the aforementioned persons and the resolutions adopted therein may be put into effect. In any event, the unanimous agreement of the directors present at the meeting may resolve that the agreements adopted by it take effect without waiting for the approval of the minutes, which resolution should be evidenced in a document containing the resolution adopted signed by all of them.

Article 18: Should a director intend to be discharged from liability for any of its acts or resolutions, its objection thereto shall be recorded in the minutes and the Chairman shall inform of this at the next Ordinary Shareholders’ Meeting.

Article 19: The directors shall be remunerated for their functions and the amount of their compensation shall be fixed annually by the Ordinary Shareholders’ Meeting.

Article 20: The Board for the fulfillment of its social objectives, a fact which is not required to give evidence to third parties, will have judicial and extrajudicial representation of the Corporation and shall have all powers of administration and disposition that the law or these statutes do not provide as privative of the Ordinary Shareholders’ Meeting, without having to give any special power, even for those acts or contracts for which the laws require this. The foregoing is without prejudice to the legal representation that corresponds to the company’s Chief Executive Officer.

Article 20 bis: In the exercise of the powers set out in the preceding article, the Board shall always act within the limits of the investment and financial policy approved by the Ordinary Shareholders’ Meeting in accordance with article 119 of the Statutory Decree No. 3,500 of 1980 and its amendments.

Article 21: The duties of a Director may not be delegated and shall be exercised collectively at a legally constituted meeting.

The Board may delegate part of its powers to managers, senior executives, assistant managers or legal counsels of the corporation, to the Chairman, a director or a committee of directors and, for specially determined purposes, to other persons.

The Corporation shall maintain a public register indicating its Chairman, directors, managers, senior executives and liquidators, specifying the dates of the beginning and end of their duties.

CHAPTER FOUR

Directors’ committee

Article 22: While the Corporation meets the equity and concentration requirements established in Article 50 bis, or that succeeding or replacing it, of Law No. 18,046, it shall be obliged to appoint at least one independent director and a Directors’ Committee. This Committee shall be governed in its formation, membership, operation and powers by the provisions of the above law and instructions issued by the Superintendency of Securities and Insurance.

Article 23: Notwithstanding the provisions of the preceding article, while the Corporation is an issuer of securities duly registered at the New York Stock Exchange (NYSE) or any other American national stock exchange, the formation, membership, functioning and powers of the Directors’ Committee shall also be governed, where not contrary to Chilean law, by the obligatory provision for the so-called “Audit Committee” in the Sarbanes Oxley Act (SOX) of the United States of America and the instructions issued by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), or the

organism or entity that definitively corresponds in accordance with the legislation of the United States of America. However, in case of a irreconcilable or irremediable conflict, disagreement or incompatibility between the provisions of Chilean and American legislation for the Directors’ Committee and the Audit Committee respectively, Chilean law shall prevail over foreign law, although the Board may call an Extraordinary Shareholders’ Meeting to amend the by-laws should this be necessary, and shall have the widest powers, acting within its sphere of authority, to resolve such conflict, disagreement or incompatibility should this be possible, by the creation of new committees and/or sub-committees, as also the delegation of part of its powers in accordance with article 40 of Law 18,046. The shareholders, directors and Board of the company should ensure at all times that the agreements and policies adopted by it are compatible and harmonious with the provisions of both legislations.

Article 24: The Directors’ Committee shall consist of 3 members, the majority of whom shall be independent according to the criteria and requirements established for this purpose in article 50 bis of Law 18,046, both at the time of their appointment and during the whole period in which they perform as members of the Committee. However, complementing the provisions of article 23 above, while the corporation is an issuer of securities duly registered on the NYSE or any other American national stock exchange, and in order to give strict compliance with the legal and regulatory requirements that the registration involves, all the members of the Directors’ Committee should also meet the criteria and requirements of independence prescribed for this purpose by the SOX, SEC and NYSE. No director who has been elected or appointed as a member of the Directors’ Committee may therefore have any link, interest or dependence with the corporation, whether economic, professional, credit or commercial, whatever the amount or nature, nor receive, directly or indirectly, any income, remuneration or compensation from the corporation or any of its subsidiaries which is not by concept nor has as the sole and exclusive source the duties performed as a member of the Board, as a member of the Directors’ Committee or as a member of any other committee or sub-committee of directors of the Corporation.

Article 25: The loss of independence in accordance to the laws governing the corporation and these by- laws, affects a member of the Committee, shall lead to the inability of the respective director to perform his duties as a director or member of the Directors’ Committee and therefore he should cease automatically in that position, notwithstanding his responsibility to the shareholders.

Article 26: The directors appointed as members of the Directors’ Committee shall remain as such for the period of the appointment as director, and may only resign from this position when they resign as director or having acquired a surviving incapacity to perform the duties, in which case the provisions of the preceding article shall apply. No director elected or appointed as a member of the Directors’ Committee may be excused from this election or appointment.

Article 27: The meetings of the Directors’ Committee shall be validly constituted with the absolute majority of its members and its resolutions shall adopted by the absolute majority of the members present. The Directors’ Committee must elect a Chairman from among its members, who shall have the casting vote in event of a tied vote.

Article 28: The Committee shall have the powers and duties that have been expressly contemplated both in the laws and their regulations, and the regulations issued for the purpose by the competent administrative authority, especially those stated in article 50 bis of Law 18,046, and any other matter, mandate, power or duty commended to it by a shareholders or board meeting.

Article 29: The deliberations, agreements and organization of the Directors’ Committee shall be governed, in everything applicable, by the regulations relating to the board meetings of the Corporation.

CHAPTER FIVE

Chairman, Vice president and Chief Executive officer

Article 30: The Chairman shall act as Chairman of the Board, of the Shareholders’ Meetings and of the Corporation.

He/she is especially responsible for:

a)	Presiding the Board and the Shareholders’ Meetings. In his/her absence or inability, he/she shall be replaced by the vice-president and, in the absence or inability of both of them, by the person appointed by the Board or the Shareholders’ Meeting, as the case may be;

b)	Calling Board Meetings when it deems necessary, and Shareholders’ Meetings when resolved by the Board or requested by a relevant number of shareholders;

c)	Complying and ensuring compliance of the provisions of the by-laws and the resolutions adopted by the Shareholders’ Meeting and the Board;

d)	Taking, in case of emergency, when it is not possible to meet the Board, all the actions necessary to the best interests of the corporation, having to meet and inform the Board as soon as possible.

Article 31: The vice-president shall replace the Chairman in the case of his/her absence or temporary inability, without the need to demonstrate these circumstances to third parties.

Article 32: The Board shall appoint a Chief Executive Officer who shall be granted all the powers and duties of a trade agent and all those contemplated by law and expressly granted by the Board.

Notwithstanding the above, the Chief Executive Officer shall have the following powers and duties:

a)	To ensure compliance of laws, these by-laws and internal regulations issued by the Board, and comply with the resolutions of Board and the Shareholders’ Meetings;

b)	To safeguard the assets and funds of the Corporation;

c)	To subscribe all public and private documents that has to be granted by the Corporation, when no other person has been expressly appointed to do so;

d)	To legally represent the corporation y in accordance with the provisions of both sub paragraphs of article 7 of the Civil Procedures Code;

e)	To appoint and remove employees as provided in the respective regulation, determine their compensation and see to their conduct;

f)	To ensure that the accounting is kept up to date and in order;

g)	To attend with the right to speak at Board Meetings, responding, together with it’s the members thereof, for all the resolutions that are detrimental to the corporation and its shareholders, unless their contrary opinion is evidenced in the minutes, and

h)	To exercise all other duties conferred upon him/her by these by-laws and those that the Board decides to entrust.

Article 33: Every appointment, vacancy or replacement that occurs with respect to the offices of Chairman, director, manager, senior executive, administrator and liquidator should be notified to the Superintendency of Securities and Insurance within the term specified for this purpose in article 68 of Law 18,045. This obligation shall be the responsibility of the Board of the Corporation.

The position of Chief Executive Officer is incompatible with that of Chairman, director, auditor or accountant of the Corporation.

CHAPTER SIX

Shareholders’ Meetings

Article 34: The shareholders shall meet at ordinary or extraordinary meetings. The ordinary meetings shall be held once each year within the first four months of the year to resolve on matters reserved for their knowledge without necessarily being stated in the respective notice.

The extraordinary meetings may be held at any time when required by corporate needs, in order to resolve on any matter which the law or these by-laws reserve for the knowledge of shareholder meetings and provided such matters are stated in the corresponding notice.

Article 35: The following are matters for Regular Shareholders’ Meetings:

a)	Review of the Corporation’s financial situation and the reports of the account inspectors of the management and approval or rejection of the annual report, balance sheet, financial statements and evidences presented by the Board or the Corporation’s liquidators;

b)	The distribution of the profits of each financial year and, especially, the distribution of dividends;

c)	The election or replacement of the members of the Board, the liquidators and account inspectors of the management;

d)	Determining the Board’s compensation, and

e)	Any other matter related with the interests and operation of the corporation, except for matters that should be discussed at a Extraordinary Shareholders’ Meeting in accordance with the law and these by-laws.

Article 35 bis: In addition to the provisions of the preceding article, the Ordinary Shareholders’ Meeting shall approve the investment and financing policy proposed by the management, according to the requirements of article 119 of Statutory Decree No. 3,500 of 1980 and its amendments. Should the Chilean Treasury, directly or indirectly, whether its through its state-owned companies, decentralized, autonomous or municipal institutions or through any other legal entity, become the holder of 50% or more of the issued shares, this policy should contemplate the criteria for determining the sales prices of the products and services of the corporation and shall require their approval with the consenting vote of the majority shareholders representing the Treasury and the absolute majority of the rest of the shareholders.

Article 36: The following matters are reserved for Extraordinary Shareholders’ Meetings:

a)	The dissolution of the corporation;

b)	The transformation, merger or division of the corporation and the amendment of its by-laws;

c)	The issue of bonds or debentures convertible into shares;

d)	The disposal of the assets of the Corporation in the terms set out in No.9 of article 67 of Law 18,046;

e)	The granting of real or personal guarantees to secure obligations of third parties, unless these are subsidiaries, in which case the approval of the Board shall be sufficient;

f)	The disposal or contribution, fully or partially, of the thermal or hydroelectric plants, that are declared essential in the Investment and Financial Policy, and

g)	Other matters which by law or these by-laws are reserved for the knowledge or competence of Shareholder Meetings.

The matters mentioned in letters a), b), c) and d) above may only be agreed at meetings held before a Notary, who shall certify that the minutes faithfully record what occurred and was agreed at the meeting. Amendments of the corporation’s purpose will require for its approval, the vote of two-thirds of the shares present or represented with voting rights.

Article 36 bis: Notwithstanding the provisions of the previous article, the following matters shall also be reserved for a Extraordinary Shareholders’ Meeting:

a)	The disposal of goods and rights of the corporation declared essential for its operation in reference to the Investment and Financial Policy, as well as the granting of guarantees of the same, and

b)	The amendment in advance of the Investment and Financial Policy approved by the Ordinary Shareholders’ Meeting.

While the Corporation is subject to the provisions contained in Title XII and other of the Statutory Decree No. 3,500 of 1980 and its amendments thereto, any amendments of the norms set out in articles 1 bis, 5 bis, 16 bis, 20 bis, 35 bis, 40 bis, 42 bis, 43 bis, 44 bis and in the present article, will require the vote of 75% of the issued shares with voting rights, in accordance with the requirements of article 121 of the Statutory Decree No. 3,500.

Article 37: The meetings shall be called by the Board of the Corporation. The Board must call:

1.	Ordinary Shareholders’ Meeting, with the purpose to see all the matters of its competence;

2.	Extraordinary Shareholders’ Meeting provided, in its opinion, the interests of the corporation justify it;

3.	A Ordinary or Extraordinary Shareholders’ Meeting, as the case may be, when requested by shareholders representing at least 10% of the issued shares with voting rights, stating the matters to be discussed at the meeting in such request;

4.	A Ordinary or Extraordinary Shareholders’ Meeting, as the case may be, when required by the

Superintendency of Securities and Insurance, notwithstanding its power to call the meeting directly.

Meetings called by requirement of the shareholders or the Superintendency must be held within a 30 days term as of the date of the respective request.

Article 38: The notice for shareholder meetings, both ordinary or extraordinary, shall be made by means of a publication published on at least three different days in the newspaper of the legal domicile as determined by the Meeting and in the form and conditions stated in the regulations.

A notification should also be sent to every shareholder at least fifteen days prior to the date of the meeting and should contain a reference to the matters for discussion at the meeting and an indication of the way to obtain full copies of the documents justifying the opinions submitted for their vote, which should be made available to shareholders on the web site of the corporation.

However, meetings may be self-called and validly held that are attended by all the issued shares with voting rights, even though the required formalities for the notification have not been met.

Article 39: Both ordinary and extraordinary meetings shall be constituted on the first call with the outstanding voting shares representing at least the absolute majority of the outstanding voting shares and, the second call, with those who are present or represented, whatever their number, and resolutions shall be adopted by the absolute majority of the shares present or represented voting shares, notwithstanding the special majorities required by the law and these by-laws.

Notices of second meetings may only be published after the adjournment of the meeting to be held originally is called. In any event, the second meeting shall be held within forty-five days of the date set for the holding of the original meeting.

Article 40: Only the holders of shares recorded in the Stockholder Register five business days prior to the date on which the respective Meeting is to be held, may participate in meetings and exercise their rights to vote and speak.

Each shareholder shall have the right to one vote for each share held or represented.

Shareholders may be represented at meetings by another person, whether or not a shareholder. The proxy should be granted in writing in the form and conditions contemplated in the law and regulations.

The qualification of the proxies shall take place in the manner contemplated in the law and regulations.

Article 40 bis: Notwithstanding the provisions of the previous article, no shareholder may exercise for themselves or on behalf of other shareholders, the right to vote for more than 65% of the subscribed shares with voting rights of the corporation, and should discount for this purpose the excess that surpasses 65%. In the calculation of this percentage, the property of the persons related must be added to the shares of the shareholders. No person may represent a shareholder that jointly has more than 65% of the subscribed shares of the Corporation.

Article 41: Those attending shareholders’ meetings shall sign an assistance sheet, indicating, following their signature, the number of shares the signatory holds, the number it represents and the name of the representative.

Article 42: The deliberations and agreements of the meetings shall be recorded in a special minutes book which shall be prepared by the secretary of the Board. These minutes shall be signed by the chairman or the person replacing him/her, by the secretary and by three of the shareholders attending elected by the meeting, or by all the shareholders attending if these were less than three. Only with the unanimous consent of those attending, may an incident occurring at the meeting be omitted.

The minutes shall be understood to be approved from the moment it is signed by the persons indicated and the agreements referred to therein may be put into effect from that moment.

Article 43: The meeting shall appoint annually an external auditing firm governed by chapter XXVIII of Law 18,045 to examine the accounting, inventory, balance sheet and other financial statements of the corporation and they shall have the obligation to report in writing at least fifteen days prior to the next Ordinary Shareholders’ Meeting the compliance of their mandate.

Article 43 bis: The Ordinary Shareholders’ Meeting must also appoint annually two account inspectors and two alternate account inspectors, in order to examine the accounting, inventory, balance sheet and other financial statements of the corporation, with the obligation to report in writing to the following Ordinary Shareholders’ Meeting concerning compliance of their mandate. The account inspectors may also guard the corporation’s operations and inspect the acts of the managers and their faithful compliance with their legal, regulatory and statutory duties.

CHAPTER SEVEN

Balance Sheet and Distribution of profits

Article 44: The financial year shall end on December 31 of each year and a general balance sheet shall be prepared of the assets and liabilities of the Corporation. The balance sheet must express the new capital value of the corporation and the shares, in accordance with the law.

The Board must submit to the consideration of the Ordinary Shareholders’ Meeting, together with an annual report of the corporation’s financial position, the general balance sheet along with the profit and loss statement and the report filed by the external auditors. All these documents should clearly reflect the corporation’s equity at the end of the respective financial year.

On a date no later than the first call of the Ordinary Shareholders’ Meeting, the Board shall make available to each of the shareholders registered in the respective Register, a copy of the corporation’s Balance Sheet and Annual Report, including the opinion of the inspectors and their respective notes.

If the balance sheet and profit and loss statement are modified by the meeting, such amendments, where pertinent, shall be made available to shareholders within fifteen days following the date of the meeting.

The General Balance Sheet and the profit and loss statement, duly audited, and other information required by the Superintendency of Securities and Insurance, shall be published once, in a widely-circulating newspaper in the place of the registered office, not less than ten or more than twenty days prior to the date of holding the Meeting that will pronounce on the same, notwithstanding their publication on the web site of the corporation.

Moreover, the documents mentioned in the previous paragraph must be submitted within the same term to the Superintendencia de Valores y Seguros, in the number of copies that the latter may require.

Should the balance sheet and profit and loss statement be altered by the Meeting, the amendments must be published in the same newspaper in which such documents were published, within fifteen days of the date of the meeting.

The annual report, balance sheet, inventory, minutes of the Board and Meetings, books and reports of the inspectors shall be available to shareholders for their examination in the registered offices of the corporation during the fifteen days prior to the date for holding the meeting.

During the period indicated in the preceding paragraph, the shareholders will have the right to examine the same documents of the subsidiaries, in the manner, term and conditions set out in the regulation.

Updated copies of the bylaws and an updated list of the shareholders of the company, in the terms and conditions set out in article 7 of Law 18,046, shall be held available to shareholders at the registered office, as well as on the web site of the corporation.

Article 44: Notwithstanding the above, the Board must present to the Ordinary Shareholders’ Meeting a copy of the report issued by the account inspectors as referred to in article 43 bis of the present by-laws and the proposal of the management with respect to the investment and financial policy.

Article 45: The dividends shall be paid exclusively against the net profits for the year, or those retained by the balances approved by the shareholders’ meeting. If the corporation has accumulated losses, the profits obtained in the year shall first be applied to absorb such losses.

Should there be losses in an exercise, these shall be absorbed with the retained profits, if any.

Article 46: A cash dividend shall be distributed annually to the shareholders, pro rata to their shares, of at least 30% of the net profits obtained in each financial year, unless a different resolution is adopted unanimously at the respective Meeting.

CHAPTER EIGHT

Dissolution and winding-up

Article 47: The Corporation shall be dissolved by the causes set out in article 103 of Law N° 18,046.

Article 48: Following the dissolution of the Corporation, the windingup shall proceed through a Liquidation Committee composed of three members, elected at the Shareholders Meeting, which shall determine their powers, duties, compensations and term.

CHAPTER NINE

Arbitration

Article 49: Any difficulty arising between the shareholders as such, or between them and the Corporation or its managers, either during the term or winding-up thereof, shall be resolved by an arbitrator árbitro arbitrador, in terms of procedure and law regarding the ruling, who shall appointed by mutual agreement of both parties. In the absence of agreement over the appointment, this shall be done by the ordinary Courts of Justice at the request of either of the parties, in which case the appointment must be of a lawyer who is a Chair professor of Civil Law, Commercial or Economic Law at the Universidad de Chile or Universidad Católica de Chile in Santiago. This is notwithstanding that in the event of a dispute, the plaintiff may not consider the arbitrator and must submit the decision to the Ordinary Courts, a right that may not be exercised by the directors, managers, administrators and senior executives of the corporation nor by shareholders that individually hold, directly or indirectly, shares whose book or market value exceeds 5,000 Unidades de Fomento, according to the value of this unit on the date of presentation of the demand.

Article 50: The Company will be subject to Resolution No. 667 of the Honorable Resolution Commission (the former antitrust authority), dated as of October 30, 2002, on the understanding that: i) the restrictions it contemplates will not apply to the Company in respect of Empresa Nacional de Electricidad S.A. and ii) given that the companies will not participate in any way in relevant markets located in the Republic of Chile, the Company will be able to merge with Enersis Américas S.A. and Chilectra Américas S.A.

TRANSITORY ARTICLES

First Transitory Article: The share capital of the corporation of Ch$[$778.936.764.259], divided into 8,201,754,580 registered shares without par value, which have been fully subscribed and paid for by the portion of Empresa Nacional de Electricidad S.A.´s assets that are assigned to it as a result of its demerger wich was approved by its Extraordinary Shareholders’ Meeting held on December 16, 2015, whereby all of the registered shares are fully subscribed and paid.

Second Transitory Article: The following members are appointed as interim directors of the Company: [•]. These interim directors will remain in office until the first Ordinary Shareholders’ Meeting of the Company is held, at which the definitive members of the Board of Directors will be elected. The interim Board of Directors will take office as of the time at which the demerger of Empresa Nacional de Electricidad S.A. and the incorporation of “Endesa Américas S.A.” take effect, as indicated in the Sixth Transitory Article, and will have the same powers as the definitive Board of Directors.

Third Transitory Article: KPMG Auditores Consultores Ltda. is hereby appointed as External Auditor of the Company for consideration of accounting, inventory, balance sheet and other financial statements of the Company´s first financial year, which covers the period from the demerger of Empresa Nacional de Electricidad S.A. and the incorporation of “Endesa Américas S.A.” take effect, as indicated in the Sixth Transitory Article, and until [•] year [•]

Likewise, Rolf Heller Ihle and Manuel Onetto Fuore are hereby appointed as Accounts Inspectors of the Company as principal holders and Marcela Araya Nogara and Ignacio Rodríguez Llona, are hereby appointed as their respective alternates in orden to examinate the accounting, inventory, balance sheet and other financial statements of the Company´s first financial year, which covers the period from the demerger of Empresa Nacional de Electricidad S.A. and the incorporation of “Endesa Américas S.A.” take effect, as indicated in the Sixth Transitory Article, and until [•] year [•

Fourth Transitory Article: A special power of attorney is hereby granted to [•], identified with national identification number [•] and [•] identified with national identification number [•], for any of them, acting individually in the name and on behalf of “Endesa Américas S.A.”, once the demerger of Empresa Nacional de Electricidad S.A. and the incorporation of “Endesa Américas S.A.” takes effect, as indicated in the Sixth Transitory Article, to undertake any and all necessary proceedings and actions to ensure the proper functioning of the Company and the registration of its assets, specifically, the procurement of the Tax Identification Number, the declaration of initiation of activities, registration in the [roles] and corresponding records, request the stamping and the corresponding authorizations for accounting books and any other relevant documentation. They are authorized to delegate this power of attorney to one or more persons and grant special

Fifth Transitory Article: Until the shareholders’ meeting designates the newspaper for the publication of the notices and summons required by the Company, they will be published in the newspaper “El Mercurio de Santiago”

Sixth Transitory Article: In accordance with Article 5 as related to Article 148 of the Regulations of the Chilean Companies Act, the demerger of Empresa Nacional de Electricidad S.A. and the incorporation of “Endesa Américas S.A.” will take effect as of [as of the [first day of the month following] the month in which the agents of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. grant a public deed asserting that the conditions precedent for the demerger of Endesa Nacional de Electricidad S.A. have been duly fulfilled: i) the conditions to which the Spin-Off of Empresa Nacional de Electricidad S.A. was subject and agreed at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. held on December 16, 2015 which approved its demerger and the incorporation of “Endesa Américas S.A.”, ii) the conditions to which the Spin-Off of Chilectra S.A. was subject, agreed at the Extraordinary Shareholders’ Meeting of Chilectra S.A. held on December 16, 2015 which approved its demerger and the incorporation of “Chilectra Américas S.A.”,without prejudice to the timely fulfillment of registration formalities before the corresponding Commerce Registries and the publication in the Official Journal of the excerpts of said Extraordinary Shareholders’ Meeting minutes. The public deed will be noted at the margin of the public corporate registries of Empresa Nacional de Electricidad S.A. and “Endesa Américas S.A.” These annotations will facilitate the verification of compliance with the conditions precedent to which the demerger of Empresa Nacional de Electricidad is subject.

Seventh Transitory Article: The distribution and physical delivery of the Company’s share certificates will take place on the date designated by the Board of Directors as duly authorized by the Extraordinary Shareholders’ Meeting, considering when designating such date the registration of the Company and its shares in the Securities Registry of the Superintendence of Securities and Insurance and in the Chilean stock exchanges. The Company’s Board of Directors will notify the shareholders of the distribution date by publishing a prominent notice at least once in the newspaper “El Mercurio de Santiago” in which the notice of shareholders’ meetings must be published].

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Ramiro Alfonsin
Name: Ramiro Alfonsin Title: Chief Financial Officer

Dated: November 24, 2015